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Follow-Up Materials

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REGISTRANT'S NAME Marubeni Corp.

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NOV 15 2005
THOMSON FINANCIAL

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FILE NO. 82- 616 FISCAL YEAR 3-31-05

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DAT : 11/15/05

82-616

Marubeni
CORPORATION

Trust

Recovery

Growth

Vitalization

Financial Highlights

Marubeni Corporation
Years ended March 31

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2005	2004	2003	2005
For the year:				
Total volume of trading transactions	¥7,939,437	¥7,905,640	¥8,793,303	$74,200,346
Gross trading profit	436,055	409,461	424,643	4,075,280
Net income	41,247	34,565	30,312	385,486
At year-end:				
Total assets	4,208,037	4,254,194	4,321,482	39,327,449
Net interest-bearing debt	1,823,909	1,969,323	2,264,117	17,045,879
Total shareholders' equity	443,152	392,982	260,051	4,141,607
Amounts per 100 shares (¥/US$):				
Basic earnings	2,661	2,285	2,030	24.87
Diluted earnings	2,231	2,016	1,896	20.85
Cash dividends	400	300	300	3.74
Ratios:				
Return on assets (%)	1.0	0.8	0.7	
Return on equity (%)	9.9	10.6	11.6	
Net D/E ratio (times)	4.1	5.0	8.7	

Notes: 1. U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing rate of ¥107 to US$1 as of March 31, 2005.
2. The total volume of trading transactions is calculated according to generally accepted accounting principles in Japan. This figure includes the total amount of transactions in which Marubeni and its consolidated subsidiaries acted in the capacity of selling contractor or agent.

Contents

Disclaimer Regarding Forward-Looking Statements

This annual report contains forward-looking statements about the performance and management plans of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

Strength in Accomplishment

Marubeni is currently executing the "V" PLAN, a three-year management plan, which runs through the fiscal year ending March 31, 2006. Two years into the plan, Marubeni stands poised to achieve all of the numerical targets of the plan. During the current fiscal year, the final year of the "V" PLAN, we will continue to steadily and decisively enact the initiatives necessary to complete the plan, as we strive to realize the return of a stronger Marubeni.

Trust

For two consecutive years since the start of the "V" PLAN, Marubeni achieved the initial targets of the plan. As a result, Marubeni's profitability and financial position have both improved far faster than anticipated. A rising share price and higher credit ratings indicate that outside approval of Marubeni is growing.

Recovery

Marubeni posted record-high consolidated net income for a second consecutive year even as it absorbed nearly ¥100.0 billion in losses stemming from efforts to enhance asset quality through greater selectivity and focus.

Growth

We are investing between ¥80.0 billion and ¥100.0 billion a year, mainly in priority business fields and markets where Marubeni either has clear strengths or where we anticipate future growth. Most of these investments have the potential to contribute to performance by realizing quick returns.

Vitalization

The penetration of our management approach, the recent recovery in performance, and the greater certainty of achieving the "V" PLAN have combined with other factors to imbue employees with a newfound confidence and vigor as Marubeni becomes resurgent.

Fundamental "V" PLAN Policies and Progress

The two biggest objectives of the "V" PLAN were to restore confidence and trust in the Marubeni brand and transform Marubeni into a resilient corporate group. To accomplish this, our management policy is to strive to maintain top portfolio units in each industry.

By strengthening the Company's earnings base and improving its financial position primarily through stronger portfolio management and by placing renewed emphasis on risk-return profiles, the goals of the "V" PLAN are consolidated net income of ¥50.0 billion, consolidated net interest-bearing debt of ¥2 trillion or less, and a net D/E ratio of 5.0 times or less in the fiscal year ending March 31, 2006.

Plan Progress

Marubeni has posted record-high consolidated net income for two years running: ¥34.6 billion and ¥41.2 billion for the years ended March 31, 2004 and 2005, respectively. As of March 31, 2005, net interest-bearing debt was ¥1,823.9 billion, as we enhanced profitability while holding this figure well below the "V" PLAN target of ¥2 trillion.

The result of lower net interest-bearing debt and an improvement in shareholders' equity due to growth in consolidated net income was that Marubeni's net D/E ratio was 4.12 times at March 31, 2005. In light of this steady progress with the plan, we are projecting results above plan for all numerical targets for the year ending March 31, 2006. That is, we are forecasting consolidated net income of ¥60.0 billion, net interest-bearing debt of ¥1,950.0 billion and a net D/E ratio of 4.0 times or less.

Portfolio Management

Alongside management at the traditional business division level, since April 2003, our drive to promote greater selectivity and focus has seen us conduct business management through the detailed separation of operations into 103 portfolio units (as of March 31, 2005), organized according to products handled, function, business model, region, client base and other criteria.

Management Emphasizing Risk-return Profiles

Marubeni's most important management indicator is PATRAC*, a unique metric based on the concept of the cost of capital and developed to ensure that returns are commensurate with assumed risk. PATRAC is used to evaluate business divisions and portfolio units, and provides the basis for upgrading our portfolio to include highly profitable assets and other actions to promote greater selectivity and focus in managing Marubeni's asset base.

* PATRAC (Profit After Tax less Risk Asset Cost) = Net income – (Risk assets x 8%)
The performance benchmark is to achieve a positive and optimized PATRAC.

Net Income

(Billions of Yen)


Target
¥50.0 billion
30.3
34.6
41.2
60.0
2003
2004
2005
2006
(Years ended March 31)

Stronger earnings have prompted Marubeni to revise its target for the fiscal year ending March 31, 2006 from ¥50 billion to ¥60 billion.

Net Interest-Bearing Debt

(Billions of Yen)


Target
less than
¥2,000 billion
2,264.1
1,969.3
1,823.9
1,950.0
2003
2004
2005
2006
(At March 31)

Marubeni is set to achieve its goal of ¥2 trillion or less by the close of the fiscal year ending March 31, 2006.

Net D/E Ratio

(Times)


Target
4.0 times to
5.0 times
8.71
5.01
4.12
less than
4.0
2003
2004
2005
2006
(At March 31)

Driven by above-plan profits and an improved financial position, Marubeni expects to achieve the "V" PLAN objective of 5.0 times or less at the end of March 2006.

To Our Stakeholders

In the two years since initiating the "V" PLAN, we have seen for ourselves the return of an undoubtedly stronger Marubeni. Propelled by the urgent agenda outlined by the "A" PLAN, our officers, including those at Marubeni Group companies, came together on a common vector with all other employees in our workforce to complete the "V" PLAN. Efforts thus far have resulted in a stronger earnings base and an improved financial position, both much faster than initially forecast. We are now well positioned to achieve all of the goals we set in the fiscal year ending March 31, 2006, the final year of the "V" PLAN.

We envisioned the three years of the "V" PLAN as a period for the Marubeni Group to regain the trust of our stakeholders and to cement the fundamentals required to leap ahead to our next stage of growth. Our steady progress in meeting plan objectives has brought with it other benefits, namely a rising share price and improved credit ratings. These outcomes have convinced me that we have regained the confidence of the markets and that trust in Marubeni is again growing.

Our overarching goals for the current fiscal year are two-fold: to be a resilient group possessing the industry's top portfolio units, and to put the finishing touches to initiatives needed to deliver a corporate structure for tackling competition from other trading companies head on. Having come this far, we have no intention of letting up now. Spurred on by a sense of urgency, we are committed to completing the objectives of the "V" PLAN, and to winning back the trust of all Marubeni stakeholders.

Every one of us at Marubeni, officers and all other employees included, is driven to do our utmost to raise corporate value and become a worthy enterprise in the eyes of our stakeholders. As always, your steadfast support and encouragement will be essential to our success in this endeavor.

July 2005

N. Katsumata

Nobuo Katsumata, President and CEO



Interview with the President and CEO

Meeting our objectives over the past three years has given employees greater confidence, while ingraining in all of us a corporate culture of going the extra mile to fulfill the promises that we make. In this way, we have held firmly and unswervingly to the road to recovery. As president, let me say on behalf of Marubeni's directors and other employees that we stand ready to bring the "V" PLAN to a successful close, and will take every feasible course to realize the reemergence of a stronger Marubeni.

Question 01

The "V" PLAN for creating a stronger Marubeni has just completed its second year. How would you rate your progress on the plan thus far?

The "V" PLAN was launched in April 2003. Yet in two short years, we have witnessed far faster progress in achieving our most pressing objectives—restoring confidence and trust in the Marubeni Group and transforming ourselves into a resilient corporate group—than I initially believed possible. On a consolidated basis, net income for the year under review rose 19% from the previous fiscal year to ¥41.2 billion, for a second straight year of record earnings. We also shored up our financial position, reducing net interest-bearing debt to ¥1,823.9 billion, substantially lower than our target of ¥2,000 billion by March 31, 2006. Steadily accumulating earnings have also had a positive effect on shareholders' equity, which was up ¥50.2 billion from the previous fiscal year-end to ¥443.2 billion. This, in turn, helped our net D/E ratio improve to 4.12 times, compared to 5.01 times a year earlier. Since our goal for March 31, 2006 calls for shareholders' equity of between ¥400 billion and ¥500 billion, and a net D/E ratio of 5.0 times or lower, we have, in effect, successfully achieved both these objectives ahead of schedule.

During the past year, we accelerated our push to be more selective and focused by replacing assets in our portfolio to enhance asset quality. This drive included the booking of losses stemming from our complete withdrawal from the Chandra Asri Project in Indonesia, which had become the largest point of concern for the Group. We achieved record net income even while absorbing the roughly ¥100.0 billion in losses resulting from the early implementation of this and other initiatives. And virtually all business divisions posted higher earnings. This was clear evidence of the steady progress we have made in bolstering Marubeni's earnings generation ability.



Nobuo Katsumata
President and CEO

Question 02

What factors do you believe allowed Marubeni to achieve consolidated net income above target for the second consecutive year?

Strong commodity prices were one factor, as were favorable economic conditions in the United States and Asia, particularly China. But the single largest factor was the effective penetration and steady implementation of management policies and strategies that reflected the tough lessons learned in the past.

Extensive portfolio management has been the most important factor. This involved the detailed separation of our previous business divisions and operating companies into 103 portfolio units organized according to product and business model, region, client base and other criteria. These units and operating companies are evaluated using PATRAC*, a metric based on the concept of the cost of capital, and which has provided the basis for the vigorous elimination of unprofitable operations. Prioritizing the concentration of management resources in fields where Marubeni has competitive advantages has been vital to stimulating earnings growth. In the first two years of the "V" PLAN, we invested around ¥180.0 billion in priority fields, among them food distribution, pulp and paper, natural resource development and the overseas Independent Power Producer (IPP) business. Of these, our investments in natural resource development and overseas IPP projects have had an almost immediate effect on earnings. In fact, the contribution from these projects was largely responsible for the significant earnings growth posted in the past year.

In the current fiscal year, we plan to make nearly ¥100.0 billion in new investments, mostly in priority business fields. That amount will rise further if we uncover more promising targets that meet our investment criteria.

* PATRAC (Profit After Tax less Risk Asset Cost) = Net income – (Risk assets x 8%)
The performance benchmark is to achieve a positive and optimized PATRAC.

Question 03

One of Marubeni's strengths is the commodity trade business model. What are your strategies in this area?

For the commodity trade business model, we are developing a value chain through business investments in upstream through to downstream areas, where we are generating earnings at every stage. This model is one of Marubeni's traditional strong suits, and has become a vital earnings pillar. We will build a resilient earnings base by being more selective in where we focus resources and investing in the priority fields of food distribution, pulp and paper, and natural resource development.

In food distribution, we were chosen as a sponsor for the corporate revitalization of food retailer The Daiei, Inc. Successful completion of this rehabilitation program will enable us to create a complete value chain covering upstream through to downstream areas, but it will also provide an opportunity to take optimal advantage of our upstream and midstream strengths. Upstream, we handle one of the

Food Distribution

Marubeni decided to subscribe in part to a private placement of shares by Daiei, a major Japanese food retailer. Marubeni will assist Daiei by supplying merchandise attuned to customer needs and will take part in joint development projects. In addition, leveraging its strengths as a general trading company, Marubeni will forge ties with influential partners in a variety of fields to attract high-quality tenants, achieve greater distribution efficiency, and reconfigure information systems, for example. All support will aid Daiei's rehabilitation.



March 7, 2005 press conference announcing support for Daiei

largest volumes of soybeans and wheat among Japanese trading companies. In midstream fields, Marubeni has Nacx Nakamura Corporation and Yamaboshiya Co., Ltd., two prominent wholesalers. In downstream areas, amid increasingly diverse consumer needs, we have already invested in The Maruetsu, Inc. and Tobu Store Co., Ltd. The sheer volume of information from retail spaces on the scale made possible through Daiei will emerge as an essential asset in helping to fully leverage Marubeni's upstream and midstream capabilities. Moreover, stronger buying power will lead to lower distribution costs, enabling us to develop a structure for providing customers with better products at a lower cost.

In paper and pulp, we have completely withdrawn from the Chandra Asri Project, acquiring instead business rights to P.T. Mushi Pulp in Indonesia. This move positions Marubeni to respond to projected growth in demand in Asia with an integrated production and supply framework encompassing everything from afforestation to pulp operations. As a result, we have a bi-polar structure with bases situated in North America, centered on Daishowa-Marubeni International Ltd., and Asia that will enable us to reinforce the value chain in this field, which we believe will lead to more dynamic and expansive pulp operations. Natural resource development, meanwhile, will see us continue efforts begun three years ago to acquire additional equity stakes and other assets in this area.

In energy-related operations, in the past fiscal year, we acquired additional oil and gas assets in U.K. waters in the North Sea, and increased metal and mineral resource-related investment in mines in Australia and elsewhere. These investments, in fact, became a major driver behind earnings during the past year. Natural resource development is a priority field, one that we plan to continue actively investing in.

Question 04

Natural resource development led substantial earnings growth during the year under review.
What strategies are in the works for this field?

Marubeni already possesses rights to more than 30,000 barrels/day of oil and gas (barrels of oil equivalent per day (boed)). In the fiscal year ending March 31, 2006, one goal is to boost that level to somewhere around 50,000 boed. Our fundamental strategy will be to skillfully balance a combination of production assets that can contribute immediately to Marubeni's business performance with development assets that show substantial promise for the future. We are also looking to achieve stable growth by diversifying our investments to mitigate risk from a geopolitical standpoint. Where coal, copper, aluminum and other metal and mineral resources are concerned, we continue to extend our portfolio of assets through additional investments, pursuing earnings opportunities at every possible stage, including resource development and trade.

Natural Resource Development



The Sakhalin I Project in Russia.

by Courtesy of Exxon Neftegas Limited

In the energy field, Marubeni has been involved in the Sakhalin I Project as a shareholder in Sakhalin Oil and Gas Development Co., Ltd. (SODECO), in addition to owning oil and gas interests in U.K. waters in the North Sea, U.S. waters in the Gulf of Mexico, and in India and Qatar. With the purchase in October 2004 of Energy North Sea Holdings Ltd., which has its own oil and gas interests in the North Sea, Marubeni has expanded its earnings base in this region.

Overseas IPP

In January 2005, Marubeni won the right to a 20-year contract for operating a large-scale power and water project in the Emirate of Abu Dhabi, UAE. The total cost of the project is approximately US$3.0 billion, including costs for the purchase of existing plants and land for the construction of new plants. On a monetary scale, this project is the world's largest Independent Water and Power Project (IWPP). Initial operations commenced in April 2005, with new plants scheduled for completion in July 2008.


Taweelah B power and water plant in Abu Dhabi

Question 05

On what grounds did Marubeni decide to support Daiei, and what specific rehabilitation plans do you have in mind?

Food distribution is one of Marubeni's priority fields in the "V" PLAN. We have boosted our presence in this area through investments in Maruetsu and Tobu Store. Marubeni's support role for Daiei meshes perfectly with our food distribution strategies. Moreover, prospects are extremely good that Daiei's corporate rehabilitation plan will improve its financial position, lead to effective business plan implementation, and actually revitalize its operations. Viewed as an individual business project, Daiei meets our prerequisites for investment and offers ample opportunity for returns, which is why we decided to participate as one of its sponsors. Our primary task will be to raise Daiei's corporate value. As we communicate closely with Daiei's management team and the Industrial Revitalization Corporation of Japan (IRCJ), we will bring Marubeni's full capabilities as a general trading company to bear in helping Daiei reemerge as a more appealing retail enterprise in the eyes of consumers. To do this, we have assigned directors and a number of personnel drawn from across the Marubeni Group to serve at Daiei to ensure that our sponsorship duties are fully met. With this support, I am convinced that Daiei can succeed in revitalizing its business.

Question 06

What are your strategies for the project solution service business model?

Reflecting on past experience, we will clarify the types of projects that Marubeni will steer clear of, while making the most of the industrial and power plants we have built to develop this business model into one able to secure stable earnings over the long term.

In the "V" PLAN, we positioned the overseas IPP business as a priority business field, but it is also one where we have a strong track record and expertise. During the year under review, we won the right to operate one of the world's largest power and water facilities in the Emirate of Abu Dhabi, UAE. This project has resulted in Marubeni possessing a gross capacity of around 6,400 MW, and has enhanced our presence as one of the top players in the IPP business in Asia. Moreover, based on average 20-year contracts for supplying electricity to regional power companies, we are striving to make this business model into a long-term source of consistent earnings. In Development & Construction, too, our hard-won expertise in condominium sales, a key earner in this business area, is enabling us to make inroads into real estate funds and other new fields.

Question 07

China has been cited as Marubeni's most important market. Has the relationship between China and Japan in recent years caused any changes in this policy?

Our stance remains that Asia, and particularly China, as a force propelling favorable global economic growth, represents a priority market for Marubeni. China continues to grow in stature as a global manufacturing center, and has recently emerged as an enormous market in its own right where the level of demand is substantial. I believe this demand will only grow in the years that follow, which is why we established the China Business Strategic Planning & Promotion Committee to coordinate our China initiatives across business divisions.

Our alliances in China typically follow one of two patterns. One is to forge ties with Japanese manufacturers looking to establish production and other bases in China. We take the initiative in building the production bases and supplying them with the necessary raw materials. We then supply the goods produced to markets worldwide. In light of the rapid spread of next-generation mobile phones, LCD televisions and other equipment in recent years, we think that basic chemicals and electronic materials hold particular promise as major business fields in the coming years. The other pattern is to establish partnerships with prominent Chinese enterprises, making investments along the way as needed.

China's growth has sparked changes in its relations with other regions in Asia. It is likely that the trading relationships between Japan and ASEAN nations that predominated until recently will gradually give way to increased trade between China and ASEAN nations, as well as within the ASEAN region. In response, we are appointing a General Manager for ASEAN charged exclusively with overseeing our operations in the ASEAN region as we recruit the assistance of business divisions at our Head Office in a proactive thrust to expand transaction volume.

Question 08

Your consolidated net income forecast for the current fiscal year was revised upward to ¥60 billion. Is this target attainable?

I am confident that we can attain it. Our clear management strategies, alongside management systems that place emphasis on risk-return profiles, have permeated the Group in an extremely effective manner. Together with our aggressive investment in priority business fields, our core earnings*, which

* Core earnings refer to the sum of real operating profit, dividend income and equity in earnings of affiliated companies (excluding restructuring-related items).

indicate the extent of Marubeni's actual earnings power, have risen by around 21% since the fiscal year ended March 31, 2004. Meanwhile, we have taken proactive steps to reduce and write off loss-making businesses and problem assets, including the complete withdrawal from the Chandra Asri Project, which had become a major cause for concern. We have now completed actions for dealing with problematic business and large losses. Our decision to proactively replace portfolio assets over the last two years was directly responsible for the sharply improved performance seen in the past fiscal year. At this point, we are expecting all business segments to turn a profit in the fiscal year ending March 31, 2006, and for profitable subsidiaries to account for around 90% of all Group companies. Alongside divisions involved in natural resource development, such as Energy and Metals & Mineral Resources, two key earnings drivers during the year under review, we hope to see earnings growth from those divisions we have prioritized for investment, namely Agri-Marine Products, Forest Products & General Merchandise, and Utility & Infrastructure. Earnings growth should also emerge in the Industrial Machinery & Information Business, the Plant, Power & Infrastructure Projects and other restructured divisions. From the current fiscal year onward, unprofitable businesses will require less attention. Moreover, benefits should start to appear from our investments in priority fields and regions, meaning that, barring any radical external changes, we are undoubtedly on course to achieve our revised earnings target.

Backed by stronger earnings power, we have posted record earnings for two years running. Meanwhile, we are on track to accomplish all of the objectives outlined in the "V" PLAN, including improving our financial standing. To return part of this profit growth to our shareholders, for the year under review, we declared a cash dividend of ¥4 per share of common stock, ¥1 more than in the previous year. We plan to raise this payout again in the fiscal year ending March 31, 2006, this time to ¥6 per share, including an interim dividend of ¥2 per share.

Question 09

Could you describe some of Marubeni's initiatives for strengthening corporate governance and corporate social responsibility (CSR), given the growing importance of both in recent years?

Since unveiling the "V" PLAN, we have reduced the term of office for directors from two years to one in a move to invigorate management further. In parallel, we made changes in how the Board of Directors is chaired and have recruited people from outside the Group to serve on the Management Remuneration Committee, among other actions. In one move, the Board of Directors has been presided over by the chairman since April 2004, who has no business execution authority. This is a step specifically designed to clarify and demarcate management's business execution and oversight functions. In June 2005, we welcomed aboard Marubeni's first outside directors to improve management soundness and transparency, as well as to reinforce the supervisory and oversight functions of our representative directors. Previously, in April 2004, we launched the Internal Control System Project, a Group-wide program aimed at ensuring the reliability of the Group's financial reporting. Led by this project, we have completed the documentation of operational processes and made other decisive choices to upgrade our systems.

In terms of CSR, initiatives have centered on the creation of new internal structures for the detailed allocation of personnel responsible for CSR information disclosure. Measures have included the appointment of a director in charge of CSR, establishment of a CSR Committee and a specialized CSR section, and the publication of a CSR Report, just to name a few. In other CSR actions, we are aggressively promoting environmental businesses, and have adopted a system that allows employees to take time off for volunteer work. And as always, we continue to take on board a range of initiatives in support of the environment and human rights, as well as to contribute to the communities where we operate. All of this is part of our commitment to making a sustainable contribution to the greater society. For over 30 years, one symbol of this commitment has been the Marubeni Foundation, a social welfare organization established by Marubeni and the Marubeni Group through which we continue to provide assistance to private-sector groups involved in social welfare activities.

Question 10

Do you have any final remarks for Marubeni's stakeholders?

Today, Marubeni has stronger earnings power, a more solid financial foundation, and improved credit ratings, as well as a rising share price and a lower bond spread—definite proof that both the trust Marubeni commands and its reputation among those outside the Group are growing. We positioned the three-year period of the "V" PLAN as a time for the Marubeni Group to regain stakeholder trust in terms of earnings and financial position, in preparation for competition on an equal footing against other trading companies. But my perception is that we have narrowed the gap between Marubeni and its industry peers far faster since the start of the plan than anyone expected. While we are already formulating our post-"V" PLAN vision for Marubeni, completion of the plan still stands as the last and most important hurdle we first need to clear. Meeting our objectives over the past three years has given employees greater confidence, while ingraining in all of us a corporate culture of going the extra mile to fulfill the promises that we make. In this way, we have held firmly and unswervingly to the road to recovery. A sense of urgency is still evident among all Marubeni Group employees, and we have no intention of letting go of this crisis response mindset just yet. Instead, we will take this opportunity to reconfirm our dedication as we move to achieve the objectives ahead of us. As president, let me say on behalf of Marubeni's directors and other employees that we stand ready to bring the "V" PLAN to a successful close, and will take every feasible course to realize the reemergence of a stronger Marubeni.



Corporate Social Responsibility

Guided by the Spirit of "Fairness, Innovation, Harmony"

The basis for corporate social responsibility (CSR) at Marubeni is "Fairness, Innovation, Harmony," which was formulated as the company creed when Marubeni was established in 1949. Every member of the Marubeni Group is committed to carrying on with the corporate ambitions passed on by our predecessors in order to make a meaningful contribution to society.

Although CSR is a concept that has gained attention only in the past few years, corporate citizenship has been central to the operations of Marubeni since its 1949 establishment, as well as through the years dating back to its earliest days in the mid-19th century. Marubeni founder Chubei Ito sought to prosper together with society, rather than merely pursuing profits only for his company. Upon Marubeni's 1949 establishment, and despite the immense challenges of Japan's post-war period, Marubeni's first president Shinobu Ichikawa set forth the principles of "Fairness, Innovation, Harmony" as the company's guiding management philosophy. In the ensuing years, Marubeni has never forgotten the need to place priority on building sound relationships with society, the environment and people.

"Fairness" refers to the strict compliance with laws, conducting operations in a fair and transparent manner. "Innovation" expresses our determination to be passionate about our work, always striving to bring about change from within and thinking creatively. "Harmony" represents the desire to be in step with all elements of society, always acting in a manner that earns the trust of the public.

General trading companies handle a broad spectrum of products and services worldwide. Due to this enormous scope of activities, CSR is deeply ingrained not only in every aspect of our organization, but also in every individual who works at the Marubeni Group. A company must develop new markets and businesses in order to generate earnings. But profits must be earned while respecting social standards for behavior and gaining the trust of all stakeholders. In other words, profits are pointless unless they are accompanied by business activities that are transparent and fair. In this sense, the "Fairness, Innovation, Harmony" concept that has guided activities for more than 50 years lies at the heart of all Marubeni CSR activities.



Fairness:
Act with fairness and integrity at all times.

Innovation:
Pursue creativity with enterprise and initiative.

Harmony:
Give and earn the respect of others through cooperation.

Marubeni Corporate Principles

Marubeni Corporation, as a business enterprise, will actively pursue its business interests through the exercise of fair and legal competition. As a company, Marubeni will also continue to play its part in the enlargement of the global economy, while always striving to enrich the society within which it operates. To achieve these goals, Marubeni is committed to the following six basic principles of business:

- We shall conduct fair and transparent business activities.
- We shall seek to develop a globally connected company.
- We shall strive to create new value through our business vision.
- We shall respect and encourage individuality and originality.
- We shall promote good corporate governance.
- We shall safeguard ecological and cultural diversity.

In April 2004, Marubeni established the CSR Committee. Until then, individual departments had been responsible for CSR activities covering social contribution, environmental preservation, human rights and other themes. The committee provides a unified platform for determining group-wide CSR policies and increasing the group's commitment to CSR. The committee reports directly to the president. Its chairman is the director in charge of CSR, who is named by the president, and other members are general managers of the Corporate Staff division. The CSR Committee has selected various themes which Marubeni is tasked with carrying out as a good corporate citizen: strengthening corporate governance; conducting a rigorous compliance program; conducting environmental protection programs; improving various systems to fully tap the capabilities of employees; ensuring respect for human rights; and supporting employees who serve as volunteers at charities. Action plans are formulated so that CSR activities can be conducted by harnessing the collective initiative of all divisions and group companies.

Information on CSR activities is provided through the Marubeni CSR Report as well as the company's website, annual report, corporate advertisements and other channels. Within the Marubeni Group, this information is distributed using internal publications, the intranet, e-mail messages from the president and other means. Everyone at the group is frequently reminded of the corporate ambitions that have pervaded Marubeni since its founding. Through these activities, Marubeni is constantly fostering a corporate culture that encourages employees to make the company creed "Fairness, Innovation, Harmony" a part of every aspect of their work.


沿 革

The storefront of Marubeni Corporation forerunner Ito Chubei Shoten, and an antique oilpaper umbrella embossed with the kanji character "Beni." Long synonymous in Japan with honor and nobility, the spirit of this character continues to be reflected in Marubeni's own lofty ambitions.


Marubeni
CSR Report
2005

Corporate Governance

The Marubeni Group's pursuit of stronger corporate governance closely reflects the underlying spirit expressed in its corporate creed, company doctrine, and the Marubeni Corporate Principles. Through its efforts, the Group strives to ensure management transparency and maximize corporate value. By earning the trust of its stakeholders, the Marubeni Group is working to build a reliable and sustainable Group business base.

Structure for Enhancing Corporate Governance

Past measures taken by Marubeni to enhance corporate governance have included shortening the terms of directors from two years to one, replacing the company president as chair of the Board of Directors with the company chairman, recruiting outside experts to the Management Remuneration Committee, and convening meetings of the Advisory Committee. However, in a move to further strengthen corporate governance by reinforcing checks and balances and supervision over its directors, Marubeni appointed two outside directors in June 2005.

Since April 2004, the Marubeni Group has also been implementing the *Internal Control System Project*, *primarily to ensure* the reliability of its financial reporting. Steady progress is being made on the project; outside consultants have been brought on to share expertise and the documentation of operational processes, IT systems and other areas is now complete.

These and other initiatives have increased Marubeni's transparency in the eyes of its diverse stakeholders and led to tougher corporate governance. Hence, Marubeni is confident that it can mold itself into the kind of company demanded in this new era of business.

Nobuo Katsumata
President and CEO



Kazuo Ogawa
Corporate Executive Vice President

Tomoyuki Nakayama
Corporate Senior Vice President

Michio Kuwahara
Corporate Senior Vice President

Akira Matsuda
Corporate Executive Vice President

Teruo Asada
Corporate Senior Vice President



Management Control Organization at Marubeni


General Meeting of Shareholders
Nomination and dismissal
Nomination and dismissal
Nomination and dismissal
Board of Directors
Directors
Twelve directors (2 outside)
Audit
Board of Corporate Auditors
Auditors
Audit Office
Four Corporate Auditors (2 outside)
Nomination, dismissal, supervision
Accounting audit
Independent Auditor
Accounting audit
Cooperation
President
Corporate Management Committee
Investment and Credit Committee
"V" PLAN Committee
Compliance Committee
Management Remuneration Committee
Commendation & Disciplinary Action Committee
Environment Committee
Customs Management Committee
Security Export Control Committee
CSR Committee
Environmental Businesses Promotion Committee
Audit Department
Internal audit
Committee of Executive Officers
Executive Officers
Operating Divisions
Corporate Staff Divisions
Domestic and Overseas Business Offices
(Business Execution System)

Masaru Funai
Corporate Senior Vice President

Shigeki Kuwahara
Executive Deputy President

Makoto Isogai
Corporate Executive Vice President

Masao Fujii
Outside Director

Takaji Kunimatsu
Outside Director

Tohru Tsuji
Chairman



Risk Management

As emphasized in the "V" PLAN, we have positioned risk management as the key tool to ensure our earning power and to maximize corporate value. Marubeni has implemented an integrated risk management system based on Value at Risk (VaR) as part of a ceaseless drive to improve the management of risk.

Through the 1990s, Marubeni applied a project-by-project approach to risk management that made risk-return performance a function of the aggregate of many individual management decisions. This approach had the disadvantage that it did not provide adequate control over risk diversification. Consequently, Marubeni was unable to appropriately respond to the simultaneous and frequent materialization of risks in specific segments like during the currency crisis in Asia.

Based on these experiences, Marubeni is shifting its focus to a management method, which uses "portfolio management" to oversee the risk in group assets as a whole so as not to appropriate assets unevenly among certain countries, industries, or clients.

The basis of portfolio management is in quantifying the risk of assets for the Group as a whole, including those held by subsidiaries. In order to do this, assets are categorized by country, industry, credit rating, and projected recovery date, and by calculating the Value at Risk (VaR), which takes into account dispersion effects and correlations. By adopting a simulation system that uses an independently developed computerized statistical model, we have made it possible to grasp risk levels at a more minute level than other companies. The method, called "Integrated Risk Management," integrates various risk factors, and monitors them as one risk value.

Based on the risk of the maximum decline in the value of Group assets as quantified by integrated risk management, profit after tax less risk asset cost (PATRAC*, which equals *net income – [risk assets x 8%]*), the main management metric in the "V" PLAN, is calculated and used as the portfolio unit performance indicator.

PATRAC indicates total added value after adjustment for risk and enables each portfolio unit to achieve maximum returns for a given level of risk. Marubeni is committed to proactive review and reshuffling of its assets to achieve balanced growth through the maximization of PATRAC.

*PATRAC = Profit After Tax less Risk Asset Cost

"Value at Risk" Assessment Scale



Small asset value
Large asset value
High possibility
Low possibility
Unexpected loss =
Handled with equity capital
Expected loss =
Reserves
Worst case (99%) asset value
Expected asset value
Amount of principal

Definition

The largest amount of momentary loss expected to occur within a certain time period, based on a certain probability standard *determined by the decision maker.*

= VaR reliability interval of 99%
= Required stockholder capital
= Risk asset

Compliance

The Marubeni Group not only views legal compliance as the most basic duty of all Group directors and employees, but is also, as a member of society, committed to corporate behavior that conforms to the highest ethical standards. Accordingly, the Group has positioned compliance as management's top priority, and is committed to creating and maintaining a framework that supports and ensures sound compliance.

Framework for Stronger Group Compliance

In April 2002, Marubeni established a Compliance Committee that is under direct supervision of the president as a step towards building a Group-wide compliance framework. In parallel, Marubeni has installed separate, effective compliance structures within all business divisions and Group companies. The aim of these structures, centered on a system of compliance officers appointed in each business area, is to accurately reflect the differences that exist between various areas and industries.

Aiming to further reinforce compliance activities, the "V" PLAN in April 2003 also identifies strengthening of the Group compliance framework as one of the most important issues facing the company. To this end, the chair of the Compliance Committee visits major Group companies, reporting on the compliance frameworks in place and status of compliance activities, and holds discussions with Group employees to drive home the critical importance of compliance and ensure that employees are on the same wavelength in terms of compliance thinking.

In April 2005, Marubeni's compliance manual was revised to reflect recent legal changes and trends, and distributed to all Group officers and employees.

Issues to Be Addressed



e-learning training screen

Actions taken by Marubeni over the past three years have highlighted the importance of fostering a deep-rooted compliance-oriented mindset among Group officers and employees. Since it is vital for all employees to regularly remind themselves of compliance requirements, Marubeni is currently introducing an e-learning-based compliance training program. Moving forward, Marubeni will further entrench compliance thinking group-wide in order to bolster the Marubeni Group's reputation as a "credibility-oriented, reliable business group."

Compliance Organization Chart of Marubeni Group



Board of Directors
Corporate Auditors
President
Compliance Officer
Compliance Committee
Nomination
Report
Instruction
Compliance Officers of Divisional and Branch Office
General Managers of Iron & Steel Strategies and Coordination Dept., Business Incubation Dept. and CS Dept.
External Legal Counsel
Group Companies
Instruction and advice
Report and consultation
Officer Responsible for Compliance in Each Group Company
Employees of each Group Company
Employees

* A broken line means a route of report and consultation.

Our Commitment to Sustainable Growth

Environmental issues emerged as a global concern from the late 1980s throughout the 1990s. As the 21st century unfolds, conducting eco-conscious business operations is becoming an increasingly vital task for corporations to attain a society where sustainable growth can be realized. Marubeni recognizes the responsibility that all people and enterprises on Earth today have to protect our natural environment. It was this awareness that led it to establish the Committee on Global Environmental Preservation as well as other initiatives, such as the Marubeni Group's Environmental Policy, in an effort to promptly address environmental issues.

Here at the dawn of the 21st century, people are more conscious than ever that environmental problems are the most recognizable threat to humanity's very survival. As a trading company involved in a range of different business operations, Marubeni has promoted Group-wide measures that take aim at environmental concerns. Guiding these efforts were the establishment of the Committee on Global Environmental Preservation in 1990, the formulation of an environmental guideline in 1991, and the creation of the Marubeni Group's Environmental Policy as an upgraded version of this guideline in 1998.

Based on the fundamental philosophy underlying its Environmental Policy, the Marubeni Group recognizes its responsibilities as a good corporate citizen to do its utmost to preserve the environmental well-being of the Earth, while striving for the harmony and prosperity of human society. With this commitment in mind, all Marubeni employees do their part to address environmental problems in the hope of ushering in a society where truly sustainable growth can be realized.

In line with the aforementioned philosophy, Marubeni is introducing an Environmental Management System based on the internationally recognized ISO 14001 standard. This system will ensure that Group employees around the world share a common awareness of the Marubeni Group's Environmental Policy, and will also serve as a tool for dealing with environmental issues. All divisions at the Marubeni Head Office acquired ISO 14001 certification in August 1999, followed soon after by branch companies and offices, overseas subsidiaries, and operating companies. As of March 31, 2005, 35 organizations within the Marubeni Group have received certification.

The Marubeni Group's Environmental Policy is also the driving force behind Marubeni's involvement in eco-friendly businesses in an array of fields. Leveraging its unique traits as a trading company, the company is involved in operations as diverse as wind power generation, the recycling of PET bottles, and the conversion of waste construction materials into ethanol, to name a few. Most recently, Marubeni formed a new Emissions Credits Business Team to promote emissions trading, joint implementation and the Clean Development Mechanism (CDM). The adoption of these three "mechanisms" is stipulated in the "Kyoto Protocol," the global environmental treaty that came into effect in February 2005.

Another key action by Marubeni is its cooperation with different groups working to tackle environmental problems. Here, Marubeni provides support to TRAFFIC, an NGO managed jointly by the World Wildlife Fund (WWF) and the International Union for the Conservation of Nature and Natural Resources (IUCN) to monitor international trade in wild animals. In 2003, Marubeni assisted in the publication of educational leaflets about the Convention on International Trade in Endangered Species of Wild Fauna and Flora (CITES), also known as the "Washington Convention." In the fiscal year ended March 31, 2005, this was followed by support for the creation of a website on the convention.

Details of Marubeni's environmental programs can be found in the Marubeni CSR Report and on its website. Going forward, Marubeni aims to use these and a host of other tools and opportunities to provide fair and accurate disclosure of such information within and outside of the Group, with a view to gaining the understanding of the public with regard to its activities in this area.






WORLD-WIDE CERTIFICATE OF APPROVAL

Marubeni Group
Marubeni Corporation
Tokyo Head Office · Chiyoda-ku, Tokyo
Osaka Head Office · Chuo-ku, Osaka
Japan

ISO 14001:1996, JIS Q 14001:1996

Corporate Citizenship

Devising social contribution programs in which all employees could take part was one of Marubeni's primary objectives for the fiscal year ended March 31, 2005. To this end, Marubeni embarked on several new initiatives, including the launch of a Volunteer Promotion Team, as well as disaster relief and environment cleanup activities. The Marubeni Foundation, a social corporation, stands as an example of effective and unique social welfare operations in Japan. Each year, the scale of donations made by the foundation is generally ¥100 million in total. Its generosity also extends to the dedicated men and women at the frontlines of social welfare, and it enjoys the support of the entire Marubeni Group.

In 1998, Marubeni pledged in its Corporate Principles to "Respect international cultural diversity and seek to enhance regional prosperity through Marubeni's business activities." This commitment is the philosophy underlying Marubeni's social contribution activities.

In the fiscal year ended March 31, 2005, Marubeni made it one of its objectives to emphasize employee participation in its social contribution programs. The result was the inclusion of the following initiatives alongside Marubeni's regular social contribution activities.

Launch of the Volunteer Promotion Team: This team, responsible for planning and managing volunteer programs open to all employees, was formed to encourage employees to contribute to society, thereby enhancing corporate value.

Disaster relief: As a key element in its support of disaster recovery efforts, Marubeni provided approximately ¥10 million in donations and relief supplies to assist victims of the Niigata-Chuetsu Earthquake that struck Niigata, Japan. Employees were also dispatched to provide support in the affected region.

Environment cleanup activities: Alongside cleanup efforts regularly spearheaded by its branch in Kyushu, Marubeni's Osaka Head Office also initiated its own cleanup program during the fiscal year ended March 31, 2005.

Other actions in Marubeni's multifaceted social contribution programs during the fiscal year included the collection of individual donations to aid survivors of the Sumatra Earthquake that struck the coast of Indonesia, as well as participation in a regional tree-planting campaign in Nagoya, Japan.



Cleanup activities during the year.
(Osaka Head Office)

30 Years of the Marubeni Foundation

Founded over 30 years ago with a grant from Marubeni Corporation, the Marubeni Foundation has donated a total of ¥3 billion in support of 1,637 social welfare projects since 1975.

Most social welfare institutions and groups struggle to procure the vehicles needed for their daily transportation of staff and products, as well as other equipment and facilities critical to their day-to-day activities. Despite this hardship, many social welfare foundations tend to exclude vehicle purchases from the scope of their donation. Moreover, many foundations that do provide such assistance still require recipients to bear a certain amount of the purchase cost for this essential equipment, putting needed funding well out of reach for numerous institutions and groups across Japan. The Marubeni Foundation has never erected such barriers, and all funding decisions are based solely on urgency and need. In this way, the foundation is lending grassroots-level support to social welfare programs throughout Japan.

One of the sources of support for the Marubeni Foundation is individual donations from the ¥100 Club*. Recipients are featured in the foundation's newsletter to provide employees with feedback on how the donations they helped to collect are being put to use. Through these donation activities, the Marubeni Foundation is playing a vital role in helping the Marubeni Group fulfill its responsibilities as a good corporate citizen.

* The ¥100 Club is a system whereby Marubeni directors, employees and retirees pledge monthly donations in increments of ¥100. The total donations collected each year, typically around ¥10 million, are then given to the Marubeni Foundation.

Marubeni's philosophy that within all people is the generosity to help one another, and that all of us can work together to create a society that cares for the welfare of its people, is embodied in the logo of the Marubeni Foundation. The color green symbolizes peace, while light red stands for warmth and compassion. The "M" shape, meanwhile, represents Marubeni, while the ring symbolizes social harmony.

At a Glance

Segment	Segment Trading Transactions as Percentage of Total	Segment Assets as Percentage of Total	Main Products and Services
Agri-Marine Products	12.3%	9.5%	• The division is involved in the production and sale of food and food products of all kinds, including agricultural produce, such as grains and vegetables, marine products, livestock, processed foods, beverages and their ingredients, livestock feed and fodder, and fertilizers, and the provision of related services. Utilizing its global network, the division procures products matched to customer needs and ensures a stable product supply by conducting efficient logistics operations.
Textile	4.5%	2.8%	• The division handles a broad range of goods destined for consumer products. Besides fiber, yarn, textiles, finished garments and non-apparel consumer items, including interior items and sundries, the division handles a variety of industrial materials. Leveraging Marubeni's global network, the division uses its formidable procurement capabilities in both upstream and midstream channels to act as a comprehensive wholesaler that is pivotal to global production. Using its integrated capabilities that range from product planning to logistics, the division seeks to play a direct role in the expansion of consumer markets.
Forest Products & General Merchandise	10.0%	7.5%	• In pulp and paper, the division has built a value chain covering upstream to downstream areas, encompassing everything from afforestation to the manufacture of wood chips and pulp, and paper and paperboard, including the collection of wastepaper. The division conducts operations and trading activities in each of these business domains. • In general merchandise, the division handles a wide variety of products such as natural rubber, rubber products, leather, footwear, sporting goods, timber and plywood.
Chemicals	8.4%	4.0%	• Operation of businesses spanning a broad range of chemical-related sectors, both in Japan and overseas, from commodity chemicals such as petrochemical feedstocks and plastics, inorganic chemicals such as sulfur and salt, and fatty acids and other specialty chemicals, to advanced materials and biotech-related chemicals. By giving priority to initiatives in China particularly in electronic materials, basic chemicals, and plastics, the division is seeking to provide multifunctional, value-added business operations.
Energy	22.3%	9.3%	• Exploration and production (E&P) of energy resources • Trading, marketing and retail businesses for petroleum products, crude oil, LPG, natural gas, LNG and equipment for nuclear power plants • Provision of various services pertaining to the nuclear fuel cycle
Metals & Mineral Resources	7.7%	4.6%	• Overseas metals and mineral resources development, including aluminum smelting and the development of mines for coal, non-ferrous metals and raw materials for steel production • Sale of raw materials for steel production (iron ore, coal, coke, anthracite, ferro alloys, steel scrap, etc.), thermal coal for power companies and general industry, non-ferrous metals such as copper, zinc, and aluminum, and precious metals • Manufacture and sale of non-ferrous metal products and materials for electronics

Notes: 1. Segment performance throughout this report is based on business results for the year ended March 31, 2005. Information regarding business lines, products and services is as of April 2005.
2. The total volume of trading transactions is calculated according to generally accepted accounting principles in Japan. This figure includes the total amount of transactions in which Marubeni and its consolidated subsidiaries acted in the capacity of selling contractor or agent.

2005 Results	Highlights
• Total volume of trading transactions: ¥979,855 million • Gross trading profit: ¥71,312 million • Operating income: ¥9,515 million • Segment net income: ¥1,169 million • Segment assets: ¥398,517 million	• Marubeni forged capital ties with The Daiei, Inc., Japan's largest retailer, and will play an important role in the company's management as a business sponsor. • Marubeni expanded its turnover for grain to become the largest trader of wheat, barley and corn among Japanese trading companies, and has become one of Japan's top soybean traders. • Rangers Valley Cattle Station Pty. Ltd., our subsidiary company in Australia, acquired JAS (Japan Agricultural Standard) certification for its traceability program for beef products, accredited by the Ministry of Agriculture, Forestry and Fisheries of Japan (MAFF).
• Total volume of trading transactions: ¥355,311 million • Gross trading profit: ¥25,174 million • Operating income: ¥5,154 million • Segment net income: ¥2,612 million • Segment assets: ¥119,807 million	• The division pursued a brand licensing business as part of its downstream strategy. Activities included the introduction of the French sports brand Oxbow and the U.S. apparel and sundries brand OshKosh to Japan through licensing agreements and expansion of the established bag brand GLOBE-TROTTER in Japan through the opening of directly managed shops in Aoyama and Marunouchi, Tokyo. • The division also moved into a new mobile e-commerce business through an alliance with ZAPPALLAS, Inc. The arrangement involves an outlet website operated by ZAPPALLAS through which consumers can purchase fashion brands via mobile phones. * ZAPPALLAS has top-notch capabilities in the development of content for mobile phones.
• Total volume of trading transactions: ¥792,377 million • Gross trading profit: ¥46,612 million • Operating income: ¥13,857 million • Segment net income: ¥7,520 million • Segment assets: ¥317,678 million	• In January 2005, WA Plantation Resources Pty Ltd. (WAPRES), based in Western Australia, acquired The Australian Forestry Standard, an official forestry management certification, as part of its commitment to conducting environmentally sound corporate activities. • In December 2004, the division established Nantong Jiehong Recycle Corporation in Nantong, China, as a processing and sales subsidiary specializing in wastepaper. The company is striving to capture synergies in this business between the U.S., China and Japan. • Precision Japan Ltd. commenced sales of imported fitness equipment in January 2005. Prospective sales targets include nursing care facilities, a sector where demand is projected to grow, in addition to fitness clubs.
• Total volume of trading transactions: ¥667,473 million • Gross trading profit: ¥26,857 million • Operating income: ¥5,095 million • Segment net income: ¥4,513 million • Segment assets: ¥167,157 million	• The division invested approximately ¥2 billion, corresponding to an equity stake of 10%, in Beijing BOE Investment & Development Co., Ltd. to strengthen alliances with BOE Technology Group Co., Ltd., a prominent Chinese IT enterprise. This move concluded with the signing of a cooperative agreement for strategic partnership. In the priority Chinese market, the division also handled more products in electronic materials, one of its focus fields. • The division teamed up with Tosoh Corporation, Asia's largest maker of electrolysis and vinyl chloride monomer, to invest in vinyl chloride resin manufacturing operations in Changzhou and Guangzhou, China. This investment has supported expanded sales volume of vinyl chloride resin and vinyl chloride monomer in China.
• Total volume of trading transactions: ¥1,773,951 million • Gross trading profit: ¥42,132 million • Operating income: ¥23,648 million • Segment net income: ¥15,888 million • Segment assets: ¥390,939 million	• The division's crude oil and gas production operations overseas continued to perform favorably in such regions as the U.K., U.S., India, and Qatar, as did its ongoing LNG Project. Several measures were taken to further expand the earnings base, including the decision to acquire additional interests in oil and gas fields in U.K. waters in the North Sea. • The division's joint venture with local Chinese partners for the sale of imported LPG in China maintained its leading share, once again accounting for nearly 20% of China's imported LPG market in 2004. • In petroleum trading, the division saw brisk performance. Particularly in petrochemical feedstock trading, the division handled approximately 25% of Japan's naphtha imports and played an important role in the related industry.
• Total volume of trading transactions: ¥609,274 million • Gross trading profit: ¥15,709 million • Operating income: ¥7,965 million • Segment net income: ¥9,813 million • Segment assets: ¥195,110 million	• Amid escalating copper prices, the Los Pelambres copper mine in Chile contributed substantially to earnings with an annual production capacity of 800,000 metric tons. • The division concluded a strategic cooperative agreement with Sinosteel Corporation in March 2005. Under this agreement, both parties will work jointly to broaden the trade of raw materials for steel production and develop mineral resources. • In electronic materials, preparations are under way for the start of production at Shenzhen KTM Glass Substrates Co., Ltd. (KTM). A joint venture in Shenzhen Province, China between the division, Toyo Kohan Co., Ltd. and Shenzhen Kaifa Magnetic Recording Co., Ltd. (KAIFA), KTM is preparing to manufacture glass substrates used in hard disk drives starting 2005. • Marubeni Metals Corporation commenced sales of LED chips produced by Lumileds Lighting, LLC following its selection as the sole sales agent in Japan for these products.

Segment	Segment Trading Transactions as Percentage of Total	Segment Assets as Percentage of Total	Main Products and Services
Transportation Machinery*3	8.8%	6.9%	• The division mainly handles transportation-related equipment, including aircraft, aero engines, helicopters, defence systems, passenger automobiles, trucks, construction and mining equipment, agricultural equipment, marine vessels, and ship machinery. • The business model of the division is mainly commodity trade, including export and wholesale and retail business overseas. The division also offers a broad range of project solutions, including investment, sales financing, leasing, trade brokerage and assistance to overseas manufacturing.
Industrial Machinery & Information Business*3	5.7%	5.4%	• The provision of telecommunication infrastructure and solutions services, export and arrangement of third-country transactions involving telecommunications equipment, development of broadcasting and telecommunications businesses, wholesaling of PC-related equipment, and retail sales of mobile communication-related products • Import and export of production and industrial machinery used in the fields of automobile manufacturing, pulp and papermaking, printing, nanotechnology and hi-tech, consumer industries, environmental systems, healthcare and textile industries • Integration of public security systems and the development of RFID
Plant, Power & Infrastructure Projects*3	8.4%	15.3%	• Development and operation of a variety of social capital and infrastructure schemes such as power plants as an Independent Power Producer (IPP), and water supply and sewerage systems • Engineering, procurement and construction (EPC) services for power projects, railway and transport projects, and environment infrastructure projects covering water and sewerage, and waste management • Full-line services for plant projects in the oil and gas, petrochemicals, metal resources, steel and environment sectors—from EPC services to total coordination covering project development, financing, logistics, and operation and maintenance
Development & Construction	2.5%	7.5%	• Property development, focused mainly on condominium development in Japan • Housing development projects in overseas markets using domestically acquired expertise. • Rental, subleasing, brokerage and development of commercial property in Japan; asset and property management pertaining to private real estate funds and investment trusts
Finance & Logistics Business	0.3%	3.1%	• Funds and financing service business • Trading of financial products • Forwarding business, third-party logistics (3PL) and logistics consulting businesses, and container terminal business • Insurance agency and brokerage • Temporary staffing service and advertising agency

Notes: 1. Segment performance throughout this report is based on business results for the year ended March 31, 2005. Information regarding business lines, products and services is as of April 2005.
2. The total volume of trading transactions is calculated according to generally accepted accounting principles in Japan. This figure includes the total amount of transactions in which Marubeni and its consolidated subsidiaries acted in the capacity of selling contractor or agent.
3. Due to a business division realignment, the above figures are preliminary.

2005 Results	Highlights
• Total volume of trading transactions: ¥700,400 million • Gross trading profit: ¥51,673 million • Operating income: ¥14,481 million • Segment net income: ¥9,184 million • Segment assets: ¥290,782 million	• As an import agent, the division realized an order for Trent 1000 aircraft engines, being newly developed by Rolls-Royce plc of the United Kingdom, from a major Japanese airline. • The division delivered a search and rescue jet aircraft manufactured by Gulfstream Aerospace Corporation of the U.S. to Japan Coast Guard. • The division sold passenger automobiles and trucks totaling 85,000 units overseas. • The division delivered four large chemical product carriers (two 50,000-ton vessels and two 70,000-ton vessels) to the Formosa Group, a major chemical-products manufacturer in Taiwan.
• Total volume of trading transactions: ¥455,800 million • Gross trading profit: ¥36,718 million • Operating loss: ¥3,297 million • Segment net loss:¥14,827 million • Segment assets: ¥228,563 million	• Received an order for an automated mail sorting system from the Brazilian Post Office • Concluded an agreement with U.S.-based Symbol Technologies, Inc., for exclusive sales rights to UHF-band RFID products in Japan; delivered an RFID system for baggage management to the Airport Authority in Hong Kong • Recorded brisk sales of enterprise IP networks and strong sales in the optical cable network business conducted through the Vectant Group • Delivered an automobile engine manufacturing line to Australia and a transmission manufacturing line to Mexico • Delivered electric power generation equipment and a black-liquor recovery boiler facility, the largest in Japan, to the plant of a domestic paper maker
• Total volume of trading transactions: ¥666,500 million • Gross trading profit: ¥28,313 million • Operating loss: ¥505 million • Segment net loss: ¥12,027 million • Segment assets: ¥643,435 million	• Awarded 20-year BOO (build, own and operate) rights for the Taweelah B power and water desalination project in the Emirate of Abu Dhabi, UAE (Total project cost of $3 billion, the world's largest in monetary terms) • Entered into EPC service contracts for a coal-fired power plant in Indonesia, a hydro power plant in India and a transmission plant in Qatar • Initiated a domestic wind-power project in Ikata, Ehime Prefecture, Japan • Contracted for the supply of diesel electric railcars and Light Rail Vehicles to Iran (120 units each), and the supply of tilting rolling stock to Taiwan (48 units) • Signed a substantial syndicated loan agreement for the development of an offshore oil field and an EPC service contract for a steel plant, both in Brazil
• Total volume of trading transactions: ¥196,844 million • Gross trading profit: ¥27,530 million • Operating income: ¥9,121 million • Segment net loss: ¥11,362 million • Segment assets: ¥317,692 million	• Sales in the key area of domestic condominium complexes were strong. In the Tokyo Metropolitan Area, sales of upscale buildings in exclusive areas were especially brisk, as were sales of highly convenient condominium complexes adjacent to suburban railway hub stations. In the Kinki region, high-rise condominium complexes in the central areas of Osaka recorded particularly strong unit sales. • Overseas, sales of residential housing units under construction in Shanghai remained buoyant, with approximately 800 units sold during the year (Phoenix City). • United Urban Investment Corporation, an investment company formed by real estate investment trust management affiliate Japan REIT Advisors Co., Ltd., carried out a second round of funding through a subscription in December 2004, thereby expanding its assets.
• Total volume of trading transactions: ¥21,313 million • Gross trading profit: ¥5,785 million • Operating loss: ¥518 million • Segment net income: ¥4,047 million • Segment assets: ¥128,760 million	• In finance, the division realized significant returns from selling portfolio companies such as Yayoi Co., Ltd. from the fund Marubeni participates in as an originator and operator. It also took part in the launch of a new buyout fund (MBI 3rd fund), and successfully completed fundraising with total commitments of ¥46.5 billion, one of the largest sums in the Japanese private equity market. Gaining a reputation in the field, the division is expanding activities in the venture capital area, and its subsidiary newly formed a venture capital fund, receiving a monetary commitment from the Tokyo Metropolitan Government. • In logistics, the division established Logipartners Inc. to further develop 3PL operations in Japan. • In insurance, the division conducted the purchase of insurance commercial rights for companies listed on the First Section of the Tokyo Stock Exchange, and took other steps to expand its operating base.

Agri-Marine Products Division

Leveraging strengths in raw ingredients procurement to optimal effect

During the past fiscal year, the division's consolidated net income declined as we liquidated marine product-related affiliates and took other measures that led to the booking of one-time losses. Now that an end to actions to deal with problematic projects is in sight, the conditions are ripe for a sharp recovery in performance beginning in the current fiscal year. By leveraging fully the division's dominant industry position in the procurement of raw ingredients, we plan to promote product development and its efficient distribution that meet consumer needs, as we strive to establish a value chain from raw ingredients procurement to end product supply.

Tetsuro Sakamoto
Corporate Vice President, COO



Division Strategies and Strengths

Marubeni has traditionally maintained a strong presence in grain trading. Turnover in wheat and corn is the highest of any general trading company, and Marubeni's record in soybean trading also ranks it near the top in this area. Grains are a fundamental ingredient for the food industry, making stable supplies all the more important. The division's in-house procurement function includes Columbia Grain International, Inc., (CGII), one of the largest grain procurement and export bases on the U.S. West Coast. At the same time, the division is also focusing on developing Marubeni's grain procurement network by trading with some of the U.S.' most prominent names in the field. Among its actions, the division has concluded a strategic alliance with major grain supplier Archer Daniels Midland Company (ADM) that covers the production, import and marketing of feed grains and oilseeds, and forged a business alliance with grain processor and food products giant General Mills, Inc. in order to expand its grain procurement network. In Japan, the division maintains a leading grain silo network, operates Marubeni Nisshin Feed Co., Ltd., the country's leading private-sector feed compounding company, and is moving ahead with greater integration of distribution channels linking producing regions overseas to supply points in Japan.

As Japan's socioeconomic structure matures, the country's food market is becoming increasingly consumer-oriented. Marubeni has positioned food retail distribution as a priority investment field, and is constructing a value chain by channeling feedback on consumer needs into upstream areas through initiatives targeting downstream sectors close to the consumer. In this vein, Marubeni previously entered capital alliances with The Maruetsu, Inc. and Tobu Store Co., Ltd., two leading supermarket operators in Japan's Tokyo Metropolitan Area. In March 2005, Marubeni also developed a capital partnership with The Daiei, Inc. (Daiei), one of Japan's largest supermarket chains, and will take part in management as Daiei's corporate rehabilitation sponsor. The scope of this partnership with Daiei will span the entire Marubeni Group, and the Agri-Marine Products Division will play a central role. As it does, the division aims to move briskly to push forward management reforms at Daiei, achieve that company's corporate rehabilitation goals, and boost its corporate value.

Business Topics

Capital ties with Daiei and selection as business sponsor

Marubeni has entered into a capital partnership with Japan's top retailer, Daiei. With the support of the Industrial Revitalization Corporation of Japan (IRCJ), Daiei has begun to enact a corporate rehabilitation plan. Marubeni, along with investment firm Advantage Partners, Inc., was chosen as one of Daiei's business sponsors. Marubeni will have a hand in Daiei's management, and will take steps to rehabilitate the retailer and raise its corporate value.



Increased trading volume for grain

Marubeni is steadily expanding its grain procurement network in an effort to ensure reliable grain supplies. Turnover at CGII, a leading grain exporter operated by Marubeni in the U.S. state of Oregon, accounts for around 30% of all the wheat and barley exported from the U.S. West Coast. Marubeni has also inked alliances with several prominent companies, including major U.S. grain supplier ADM and prominent flour and food producer General Mills. In the fiscal year ended March 31, 2005, these initiatives helped rank Marubeni first among general trading companies in wheat, barley and corn turnover, as well as become one of Japan's top soybean traders.



Acquisition of JAS certification for traceability program for beef products

Marubeni, with a view to ensuring food reliability and safety, is developing products in a way that ensures traceable product information, and is innovating its information trace-back system. As part of these efforts, Rangers Valley Cattle Station Pty. Ltd., a feedlot and wholly owned subsidiary company in Australia, acquired JAS (Japan Agricultural Standard) certification for a traceability program for beef products accredited by the Ministry of Agriculture, Forestry and Fisheries of Japan (MAFF). Under this program, Rangers Valley developed a trace-back system, and publishes all information, including any feed consumed or treatments administered, from the birth of its cattle to processed beef products.


JAS認定牛

Segment Assets
(At March 31)


347,483
417,735
398,517
'03
'04
'05
(Millions of yen)

Segment Net Income
(Years ended March 31)


7,066
6,957
1,169
'03
'04
'05
(Millions of yen)

Agri-Marine Products Division

- Cereals & Sugar Unit
- Grain & Feedstuff Unit
- Oilseeds, Fats & Oils Unit
- Beverage Unit
- Foods Merchandising Unit
- Foods Marketing Project Unit
- Farm Products Unit
- Meat Unit
- Seafood Unit
- Osaka Foodstuff Unit

Textile Division



Bolstering initiatives targeting everyday activities

The past fiscal year saw the division reverse course to post higher trading transactions and consolidated net income, and come one step closer to a full recovery. Likewise, the fiscal year ending March 31, 2006 will be an important year for making a definitive leap forward in revitalizing the division. One advantage that Marubeni's Textile Division has over other trading companies is an integrated value chain covering upstream through to downstream areas; this strength will continue to distinguish the division in the years ahead. By merging the expertise of outside specialists with Marubeni's unique strengths, we hope to take the division beyond the traditional boundaries of the garment field to establish a presence in footwear, luggage and handbags, furnishings, sundries and other non-garment domains essential to daily life. In doing so, we will unfurl innovative ideas in a bid to establish new earnings streams.

Hiroshi Koyabu
Corporate Vice President, COO

Division Strategies and Strengths

Consumer tastes are getting increasingly diversified as a result of large shifts in the current market situation. To grow the business portfolio under these circumstances, the textile division aims to create new value by consolidating footholds in every consumer field and continually monitoring trends in consumer markets, from the materials to the products stage. Marubeni aims to strengthen its presence in these areas by improving its capabilities in information and distribution, product planning, and product development to expand and enhance its integrated wholesale function.

Downstream strategies: To generate stronger growth in the apparel field in Japan, the division proceeded with brand marketing operations that saw it conclude licensing agreements for French sports brand Oxbow, U.S. apparel and sundries brand OshKosh, and U.S. outdoor, casual bag brand Overland Equipment. Other downstream brand marketing strategies included the opening of directly managed stores for the established U.K. bag brand GLOBE-TROTTER in London and Tokyo (Aoyama and Marunouchi). At the same time, the division sought to expand and enhance its development capabilities in downstream channels closer to the consumer market by leveraging its retail know-how and constructing mechanisms for directly assessing market needs.

Stepped-up business investment: The division aggressively carried out business investment aimed at expanding its operating domain and at shoring up its earnings base. To facilitate this process, textile project and planning teams were set up in Tokyo and Osaka. Aimed at more than just expanding trade benefits and securing business profits, this proactive investment program is designed to enhance the division's role as a comprehensive wholesaler and to expand its operating domain.

Accelerated expansion into overseas markets: To construct a more integrated business system in China, from raw materials to finished products, the division merged Passport Fashion Company Limited's office in China with Marubeni Textile (Shanghai) Co., Ltd. (MTS), thereby inaugurating a new MTS. The division is also preparing to establish a sales company for Japanese brand garment goods. Additionally, eying the abolition of import quotas in the U.S. and Europe, the division aims to expand the garment goods business, particularly exports from third countries to Europe and the United States.

In other developments, the division has positioned the ASEAN region as the next important market after China and is working to enhance related production and sales functions.

Business Topics

Opening of directly managed shops for U.K. bag brand GLOBE-TROTTER



Directly managed shops for the U.K. bag brand GLOBE-TROTTER were opened on main streets in London. In Japan, two domestic locations were opened in Tokyo, one in Aoyama and the other in Marunouchi. Established in 1897 with a product lineup comprising mostly travel bags, the GLOBE-TROTTER brand has gained a stature rivaling that of Louis Vuitton, boasting a client list that includes famous adventurers as well as the British Royal Air Force, the British Royal Navy, and the British Royal Family.

Introduction of French sports brand Oxbow to Japan

Marubeni concluded licensing contracts for apparel and sundries between Japanese merchants and Oxbow, a French sports brand built on surfing and snowboarding apparel. Oxbow's head office is located in Bordeaux, a coastal region facing the Atlantic Ocean and a mecca for European surfing enthusiasts. Oxbow targets men and women 25 years of age and older with a brand image that appeals to those with highly active, sports-oriented lifestyles. The brand evokes a lifestyle epitomizing emotional fulfillment, freedom, and harmony with nature. Major sporting goods chain stores started including the sale in their product selections in autumn 2004.





Launch of mobile phone-accessible site for sales of outlet products

In an alliance with ZAPPALLAS, Inc., Marubeni inaugurated a mobile phone-accessible site for sales of outlet garments and sundries. This site combines ZAPPALLAS' expertise in operating mobile phone-accessible websites with Marubeni's own skills in the supply of garments and sundries and its know-how in fashion operations, and represents the pursuit of a new kind of mobile e-commerce business.

Segment Assets
(At March 31)


123,868
127,045
119,807
'03 '04 '05
(Millions of yen)

Segment Net Income
(Years ended March 31)


1,934
1,753
2,612
'03 '04 '05
(Millions of yen)

Textile Division

- Apparel Unit
- Apparel Retail Unit
- Utility Apparel Unit
- Textile Raw Material Unit
- Textile Unit
- Industrial Material & Interiorfurnishings Unit

Forest Products & General Merchandise Division



A dominant presence backed by a positive cycle

The division's value chain, encompassing upstream fields to those downstream, allows each operating company along the chain to accentuate its presence. In fact, our comprehensive capability is giving rise to a true positive cycle for the division. Building on these strengths, we are focusing attention on wood chips, pulp, and wastepaper, while sufficiently appealing to our trading company functions in Asia, and China in particular. Specifically, the division is focusing on importing finished products from China, while supplying China with raw materials and expanding operations within the country.

Toshinori Umezawa
Corporate Vice President, COO

Division Strategies and Strengths

Pulp and paper: In this field, one of the division's strengths is its ability to organically link business operations and trading throughout the entire cycle surrounding the use of paper and paperboard made from wood chips, pulp and wastepaper, to the reuse of wastepaper resources.

Regarding wood chips, the division has a well-balanced mix of regional supply sources including South Africa, South America and Western Australia, enabling it to claim a leading share of Japan's wood chip imports. The Marubeni Group has two pulp producers—Daishowa-Marubeni International Ltd., located in Canada, and P.T. Tanjungenim Lestari, based in Indonesia—that together have a remarkable production capacity of 1.25 million tons of pulp per year. Synergies from the handling of products from not only these two suppliers but other companies, makes for another advantage in this field.

In printing paper, Marubeni is the only *Sogo Shosha* (trading company) fully engaged in this field. The division leverages a unique sales strategy underpinned by its three different supply sources: major domestic paper manufacturers, imported paper, and paper manufacturers from the Marubeni Group. The division also operates its own network of sales agents, logistics companies, and online sales companies. Unparalleled initiatives in handling printing paper are a key element of Marubeni's comprehensive capabilities spanning all aspects of pulp and paper.

General merchandise: In this field, the division handles a variety of different products, including rubber products, natural rubber, leather, footwear, sporting goods, timber and plywood. The division identifies those commercial goods and business formats best able to exemplify the company's strengths, while striving to maximize PATRAC, Marubeni's key risk-return indicator.

In housing and construction materials, the division seeks to grow earnings by securing increasingly vital wood resources upstream, while reinforcing sales through Marubeni Building Materials Co., Ltd. in downstream areas.

In footwear, the division has the sourcing functions of Marubeni Footwear Resources Limited (MFR), OEM transactions and the wholesale function of Marubeni Footwear Inc. (MFI), conducted by MFR. These operations from upstream to downstream areas enable the division to access operations at a number of different stages, another of Marubeni's strong points. Looking ahead, the division intends to upgrade MFR's sourcing functions and MFI's proposal-oriented planning capabilities.

Business Topics

Daishowa-Marubeni International Ltd. (DMI)



DMI is Marubeni's joint venture with Nippon Paper Industries Co., Ltd. As a pulp manufacturer, the company has two production sites in Canada at Peace River and Cariboo. DMI has a total production capacity of around 800,000 metric tons per year, of which Marubeni handles 670,000 metric tons. Both sites possess unparalleled competitive advantages in the North American market, including abundant forest resources and technology honed over many years. On the quality front, Peace River and Cariboo have been widely praised for their 100% elemental chlorine-free (ECF) products. Steps to lower production costs and other measures to sharpen its competitive edge will be a focus for DMI as it strives to build a stable earnings structure.

Koa Kogyo Co., Ltd.



Based in the city of Fuji (Shizuoka Prefecture, Japan), Koa Kogyo Co., Ltd. is a supplier of liner board, medium board, duplex board and magazine paper, with total paper production and sales volume of about 550,000 metric tons per year. Besides the logistical advantage of proximity to one of the world's largest markets, Koa Kogyo generates all of its own electricity in-house, and leverages this cost competitiveness to maintain a high earnings structure. Koa Kogyo is now working to broaden the sale of high-added-value products and develop new products. At the same time, the company uses wastepaper for virtually 100% of its raw materials, in the hope of contributing to the formation of a recycling-oriented society as an eco-friendly enterprise.

Group initiatives in natural rubber

The Marubeni Group's strength in natural rubber stems from handling products in all stages, from upstream to downstream areas. This enables the Group to use the futures market to manage the risk of spot trades while generating profits. UNIMAC Rubber Company Ltd. and Thaimac STR Co., Ltd., two subsidiaries in Thailand, operate plants with a total production capacity of 100,000 metric tons per year. Marubeni tops the domestic ranking by handling just over 300,000 metric tons of natural rubber each year. In a drive to further expand its global share, Marubeni is now reinforcing operations at Marubeni International Commodities (Singapore) Pte. Ltd., a sales subsidiary based in Singapore, a purchasing hub for natural rubber.



Segment Assets

(At March 31)


299,009
315,720
317,678
'03
'04
'05

(Millions of yen)

Segment Net Income

(Years ended March 31)


4,868
6,253
7,520
'03
'04
'05

(Millions of yen)

Forest Products & General Merchandise Division

- Rubber Unit
- Hide, Leather & Footwear Unit
- General Merchandise & New Products Unit
- Housing & Construction Materials Unit
- Leisure Business Unit
- Pulp Unit
- Wood Chip Unit
- Printing & Publication Paper Unit
- Packaging Paper & Board Unit
- Osaka Pulp, Paper & Paperboard Unit
- Musi Pulp Project Unit

Chemicals Division



Taking advantage of strengths in China and other parts of Asia

Due to the breadth of products handled by the Chemicals Division, each member of the division must act independently and decisively. This aspect of operations has helped the division to nurture talented personnel who can root out the mechanisms for conducting business in markets in virtually every corner of the globe, and comprises one of its strengths. This strength has been instrumental to the division's ability to establish a borderless earnings structure. Having identified China and the whole of Asia as a priority region, we will take steps to provide manufacturers with our general trading company functions, such as information gathering and networks, as well as outstanding human resources, in a drive to maximize our earnings potential.

Ko Mori
Corporate Senior Vice President, COO

Division Strategies and Strengths

The division focuses mainly on vinyl alkali and basic chemical products, including olefin and synthetic fiber materials, which are representative of markets where the division can exert its strengths and that offer high margins. Centered on advanced technology fields, the division also focuses on electronic materials and other markets with strong growth potential.

In basic chemical products, Marubeni ranks as one of the industry's top groups in terms of transactions in Asia involving ethylene and chemical synthetic fiber, boasting top shares of the markets for polyvinyl chloride (PVC), vinyl chloride monomer (VCM), and caustic soda. In these fields, where Marubeni has built considerable competitive advantages, the division participates in local production projects with prominent Japanese makers that have formidable technological capabilities, and through these activities, it has acquired the right to supply raw materials and sell finished products, thereby expanding transaction volume, establishing a strong market presence, and boosting earnings capabilities.

In the field of electronic materials, Marubeni has constructed an even stronger system for executing transactions by investing in BOE Technology Group Co., Ltd., a major IT group in China. To foster a comprehensive alliance with the group, Marubeni concluded a strategic partnership under a cooperative agreement that enables it to procure key materials for one of the group's core businesses, LCD panels. This agreement also puts Marubeni in a position to promote the localization of associated peripheral businesses.

In addition, having positioned China as a key market, Marubeni is working to expand transactions by establishing a sales system within China that taps the full capabilities of Marubeni Information Technology (Shanghai) Co., Ltd., an electronic materials venture, Marubeni Chemicals (Shanghai) Co., Ltd., which handles olefins and synthetic fiber materials, and Marubeni Plax China Ltd., which specializes in the sale of chemical products, particularly synthetic resin. In PVC resin, Marubeni has joined forces with Tosoh Corporation, Asia's largest maker of electrolysis and VCM, to invest in Changzhou Honesty Resin Co., Ltd. and Tosoh Guangzhou Chemical Industries, Inc. Marubeni's business objective here is trade, and this investment will help to expand PVC resin and VCM sales volume in China.

Business Topics

Ethylene carriers



Among trading companies, Marubeni handles one of the industry's largest volumes of olefins and synthetic fiber materials, both used as petrochemical feedstock. Particularly in terms of trading volume for ethylene, the Company boasts the industry's leading share and maintains its own fleet of specialized ethylene carriers, assets that help underscore its competitive advantages in this area and expand trading volume. In synthetic fiber materials, Marubeni is working to further enhance initiatives in partnership with prominent suppliers. Meanwhile, with the establishment of Marubeni Chemicals (Shanghai) in China, the Company has put a comprehensive and well-defined sales structure in place by leveraging ties with the head office in Japan.



China's PVC market

China represents an enormous market for PVC resin. Placing the highest priority on this market, Marubeni has focused efforts on the sale of vinyl chloride resin and VCM, a key material for this product. In the fiscal year ended March 31, 2005, the Company teamed up with Tosoh, Asia's largest maker of electrolysis, VCM and vinyl chloride resin, to jointly invest in Changzhou Honesty Resin Co., Ltd. and Tosoh Guangzhou Chemical Industries, Inc. This investment is expected to drive expansion in sales volume of these materials in China.

Partnership with BOE Technology Group

Marubeni has invested in Beijing BOE Investment & Development Co., Ltd., the holding company of the BOE Technology Group Co., Ltd., a prominent Chinese IT enterprise. By the close of 2004, BOE-OT Optoelectronics Technology Co., Ltd., a company established by the BOE Technology Group Co., Ltd., had set up a fifth-generation production line and begun full-scale shipments of PC monitor materials. Tying into this and other BOE Technology Group strategies, Marubeni is focusing on the supply of color filters, glass substrates and other LCD-related materials in the key electronic materials field, in addition to materials for conventional CRT displays.



Segment Assets
(At March 31)


147,420
147,118
167,157
'03
'04
'05

(Millions of yen)

Segment Net Income
(Years ended March 31)


2,063
3,326
4,513
'03
'04
'05

(Millions of yen)

Chemicals Division

- Electronic Materials Unit
- Basic Chemicals Unit
- Vinyl Alkali Unit
- Inorganic & Agricultural Chemicals Unit
- Specialty Chemicals Unit
- Osaka Chemicals Unit
- Chemix Project Unit
- Plastics Planning Unit
- Agrovista Project Unit

Energy Division

Balancing three core businesses

The division optimized its business portfolio by prioritizing the allocation of management resources to strategic fields. The division's sharply higher earnings in the past fiscal year were the cumulative outcome of these initiatives. The firm fundamentals now in place at the division will play a key role in the successful completion of the "V" PLAN. At the same time, in order to keep its status as one of Marubeni's core divisions over the next five to ten years, we have positioned natural resource exploration and production business as our highest priority field, while we will also strengthen our trading and marketing capabilities. Looking ahead, we plan to stimulate growth by maintaining an optimal balance among these three core businesses.



Koichi Mochizuki
Corporate Senior Vice President, COO

Division Strategies and Strengths

The Energy Division operates three core businesses: energy resource exploration and production, trading, and marketing and retailing.

In energy resource exploration and production, the division has continued to broaden its business scope in recent years. Production was steady at existing oil and gas projects. The division has already achieved a total production volume of more than 30,000 boed (barrels of oil equivalent per day). Looking forward, the division will continue to actively invest in promising new projects in a drive to further expand its earnings base. In LNG, the division's project in Qatar is proceeding favorably. In Sakhalin, Russia, where the division takes part in the Sakhalin I Project through investment in Sakhalin Oil and Gas Development Co., Ltd., good progress is being made on the construction of related onshore facilities and production well drilling in preparation for full-scale crude oil production in early 2006.

In trading, which has long been Marubeni's core field, the division is primarily engaged in transactions including crude oil, gasoline, kerosene, diesel fuel and other petroleum products, mainly through its headquarters in Japan and principal subsidiaries in the U.S. and Singapore. The division has particularly distinguished itself in the trade of naphtha, accounting for 25% of annual imports to Japan. To supply competitive petroleum products, the division will leverage risk management functions backed by years of business experience and talented personnel, utilize futures trading, processing at refineries and various other techniques, and optimize ties between branches and Group companies in its worldwide business network.

In the fields of marketing and retailing, the division has a diverse portfolio of businesses, and delivers distinctive, value-added services to each of these business sectors. In particular, the division is involved in sales of imported LPG in China's Guangdong Province, where demand for imported LPG is greatest in the country, through a joint venture with local partners. In Japan, the division conducts nationwide retailing operations, selling petroleum products and LPG via a distribution infrastructure network comprising storage terminals, filling stations and other distribution facilities. In terms of critical fuels for power generation, the division stands apart by handling a diverse lineup of products, from LNG and nuclear fuel to petroleum products.

Where new business is concerned, the Energy Division conducts feasibility studies for the commercialization of innovative fuels with lower environmental load, has launched a business in trading greenhouse gas emission quotas and takes other creative initiatives amid a fast-changing business environment.

Business Topics



Purchase of oil and gas field assets in the North Sea

In October 2004, Marubeni purchased all shares of Energy North Sea Holdings Ltd., making the company a subsidiary. Energy North Sea Holdings owns a number of oil and gas field assets in U.K. waters in the North Sea, including mining areas where production is ongoing. This purchase was intended to further expand Marubeni's earnings base in this region, where it already possesses other interests. Moving forward, the company will seek greater growth by prioritizing the channeling of management resources into operations in this field.

Qatargas LNG Project



Marubeni is a partner in the Qatargas LNG Project, which saw its first LNG delivery in 1997. Since then, production and sales operations, largely targeting Japan and certain European markets, have steadily grown, with long-term contracts effective until 2021 with 5 power companies and 3 gas companies in Japan. Moreover, the upgrade of facilities onsite is expected to increase the annual production level to approximately 9.7 million metric tons. The sales volume will be boosted accordingly.

Sales of imported LPG in China



In 1995, Marubeni formed Shenzhen Sino-Benny LPG Co., Ltd. with local Chinese partners in China's Guangdong Province. This was followed by construction of an import terminal for refrigerated LPG with a storage capacity of 80,000 metric tons and equipped with a berth large enough to accommodate refrigerated LPG tankers. In 2004, Shenzhen Sino-Benny LPG sold approximately 1.3 million metric tons of imported LPG, accounting for nearly 20% of China's imported LPG market. Shenzhen Sino-Benny LPG's supply stability, made possible by its use of large terminals, is highly commended by both local governmental organizations and the LPG industry.

Segment Assets

(At March 31)


348,338
319,584
390,939
'03
'04
'05

(Millions of yen)

Segment Net Income

(Years ended March 31)


6,556
10,113
15,888
'03
'04
'05

(Millions of yen)

Energy Division

- Oil and Gas E & P Unit
- Sakhalin Project Unit
- LNG Unit
- LPG Unit
- Energy Trading Unit
- Petroleum Products Unit
- Nuclear Power Unit
- MIECO Unit
- Marubeni Energy Unit
- Marubeni Ennex Unit

Metals & Mineral Resources Division

Building a business base to weather market changes

During the past three years, efforts to bolster the division structurally through organizational enhancements and tackling problem assets have paid off. Today, the division possesses an improved financial position and mostly highly productive assets, and is prepared to assume a more aggressive posture. Moving forward, as we invest in increasingly larger-scale projects, we plan to sustain project valuation and invest in projects where risks can be more easily managed. The goal is to create an earnings structure that can steadily generate profits even under adverse market conditions.



Tadatsugu Nakajima
Corporate Senior Vice President, COO

Division Strategies and Strengths

Through the development of ore and coal mines, and participation in smelting projects overseas, the Metals & Mineral Resources Division secures its own supply of resources and works to boost the profitability of its businesses. At the same time, the division engages in trading and is involved in downstream businesses that harness metal resources, notably electronic materials. In other words, the division aims to build a vertically integrated value chain covering every stage, from upstream to downstream areas, and links its extensive lineup of products, as well as expertise, experience and a wide range of trading house functions to maximize earnings.

In the fiscal year ended March 31, 2005, China's powerful economic growth fueled tight supply and demand dynamics in the market that drove prices higher for many products, including iron ore, coal, ferro alloys, steel scrap and other raw materials for steel production, as well as copper, aluminum and other nonferrous metals. In this climate, the division pushed forward in upstream areas with resource projects and these efforts paid off in the form of higher profitability. From a medium- to long-term perspective, these projects will steadily bear fruit.

The division's trading company functions, backed by its wealth of experience and information capabilities, also assume a prominent role as it strives to deliver products to customers in the volumes they need, and respond rapidly to fluctuations in product prices. Central to this is the division's ability to supply its own resources through investments in resource development.

In electronic materials, the division boasts the leading share of aluminum disks used in hard disk drives (HDDs). Capitalizing on the division's product knowledge and sales expertise in the aluminum disk business, Marubeni decided in June 2004 to form a joint venture with Toyo Kohan Co., Ltd. and Shenzhen Kaifa Magnetic Recording Co., Ltd., a subsidiary of China Great Wall Computer Group Co for the manufacture and sale of glass substrates used in HDDs. This combined investment culminated in the establishment of Shenzhen KTM Glass Substrates Co., Ltd. in December 2004. This reflected the move to glass substrates from the aluminum disk manufacturing jointly conducted with Toyo Kohan in Malaysia. Demand for glass substrates is projected to grow sharply, particularly for use in notebook computers and portable audio devices with large storage capacity.

The division is also taking steps to develop innovative materials and technologies into new businesses and commercial products, as illustrated by the nomination of its subsidiary, Marubeni Metals Corporation, as the sole sales agent in Japan for LED chips produced by Lumileds Lighting, LLC of the United States.

Business Topics

Operations at copper mining project in Chile



Marubeni has an 8.75% equity stake in the Los Pelambres copper mining project in Chile through Marubeni LP Holding B.V. Since the start of production in November 1999, the project has provided a stable supply of 800,000 metric tons of copper concentrate per year to Japan and other markets in Asia and Europe. Mirroring conditions in the previous year, rising copper prices during the March 2005 fiscal year have both sharply improved the profitability of this project and contributed to earnings for the Metals & Mineral Resources Division.



Coal operations in Australia and Canada

At the Hail Creek coal mine in Australia, where coal shipments began in July 2003, moves are under way to develop a production framework to boost annual output from 5.5 million metric tons to 8 million metric tons by 2006. Production and sales have also risen at Grande Cache Coal Corporation and Pine Valley Mining Corporation since the start of development at both mines, located in Canada, in late 2004. Strong demand for coking and PCI coal from Asia has been the driving force for Marubeni's decision to start operations at these two mines.

Partnership with Sinosteel Corporation

Marubeni and Sinosteel Corporation, a major Chinese trading company, have signed a strategic cooperative agreement under which the two companies will work jointly to promote the trade of iron ore, coal, coke, steel scrap, ferro alloys, hot-briquetted iron (HBI) and other products, as well as investment in Chinese domestic and overseas resource development projects. While Marubeni and Sinosteel have been trading partners for more than two decades, this agreement to further strengthen cooperation in procurement and sales was prompted by challenging supply and demand conditions in recent years, particularly for raw materials used in steel production. For rapidly growing China, securing resource supplies overseas has become vital, and will likely lead to bigger initiatives with Sinosteel in the future.



Segment Assets

(At March 31)


157,820
180,257
195,110
'03
'04
'05

(Millions of yen)

Segment Net Income

(Years ended March 31)


1,923
4,258
9,813
'03
'04
'05

(Millions of yen)

Metals & Mineral Resources Division

- Iron Ore Unit
- Steel Making Raw Materials Unit
- Coal Unit
- Non-Ferrous Metals & Ores Unit
- Precious Metals Unit
- Light Metals Unit
- MMC Unit

Transportation Machinery Division

Developing new business models

In the past fiscal year, we succeeded in the acquisition of promising new businesses for the aerospace and defense systems group, and developed business models in the automobile, construction & agricultural machinery and ship groups, contributed to the earnings of our division. In this fiscal year, we will strengthen our organization and three advantages based on the three strategies to continue developing new business models to enable further growth of our division.



Michihiko Ota
Corporate Vice President, COO

Division Strategies and Strengths

In the past fiscal year, our division contributed ¥9.2 billion, 22% of the Company's consolidated net profit, and succeeded in the sale of aircraft engines to a major Japanese airline as an import agent, and the export of a large amount of Japanese construction machinery and won large orders for marine vessels from Japanese and overseas shipping lines.

We have three advantages: "handling transportation machinery to grow promisingly throughout the 21st century, " "having solid trading relationships and alliances with reputable large Japanese and overseas companies" and "having reliable experiences and know-how of investment, financing and the management of wholesale and retail machinery businesses". To achieve our goal for this fiscal year and further strengthen our earnings base for the 2006 fiscal year and beyond, we will drive our business forward by improving our advantages based on the following three strategies;

- Develop new business models, new products and new markets.
- Maximize free cash flow through the sale of assets and business rights which are deemed both highly liquid and optimally valued, and reinvest such cash-in flow to promising new businesses.
- Provide composite services to be generated by leveraging trading relationships and business alliances with our customers through our global network, thereby timely meeting our customer needs.

Our action plans are:

- In the aerospace and defense systems group, develop the import of private and regional jets for the private sector, as well as helicopters, aeroplane engines and electronic instruments for the public sector.
- In the automotive, construction and agricultural machinery group, strengthen automotive wholesale and retail businesses in the U.S., Europe and other areas, and pursue automotive sales financing and automobile-parts sales business. Also, strengthen the export of construction, mining and agricultural machinery to North Africa, Middle East, Asia, China and the Confederation of Independent States (CIS).
- In the marine vessel group, further develop the sales of new and used vessels and maritime machinery to Japanese and overseas shipping lines and charter brokerage activities. Also, maximize our own ship fleet.

Business Topics



Trent 1000 aircraft engine being developed by Rolls-Royce plc of the U.K.

Aerospace and defense systems

As an import agent, the division realized an order for Trent 1000 aircraft engines, currently being developed by Rolls-Royce plc of the U.K., from a major Japanese airline. A jet aircraft manufactured by Gulfstream Aerospace Corporation was delivered to Japan Coast Guard for search and rescue missions, and the division won additional orders for large-size helicopters manufactured in Europe from the Japanese Defense Agency. The division also started the lease business of transmission lines of a INMARSAT satellite positioned above the Indian Ocean. "Himawari 6,"a transportation and meteorological satellite, delivered by the division as an import agent, was successfully positioned above the Pacific Ocean.

Automotive, construction and agricultural machinery

Retail and wholesale operations of passenger automobiles and trucks overseas performed well, with annual handling volume reaching 85,000 units. Exports of construction machinery to Middle East, North Africa and Asia performed strongly, especially for mines undergoing aggressive expansion. Sales of agricultural machinery by overseas affiliates were also strong and the division started the development of sales channels in Eastern Europe.



Large dump truck manufactured by Komatsu Ltd. in use at an Indonesian mine

Marine vessels

The division delivered four large-scale chemical product carriers (two 50,000-ton carriers and two 70,000-ton carriers) to the Formosa Group, a major chemical-products manufacturer in Taiwan. The division also received orders for three 200,000-ton bulk carriers and three 60,000-ton tankers from Japanese shipping lines, four 80,000-ton Panamax bulk carriers from a Greek shipping line, and two 150,000-ton tankers from a German shipping line. In total, the division received orders for more than 50 vessels during the past fiscal year.



Chemical product carrier for the Formosa Group, manufactured by Universal Shipbuilding Corporation

Segment Assets

(At March 31)


290,782
'05

* Due to a business division realignment, results prior to 2004 are not disclosed.

(Millions of yen)

Segment Net Income

(Years ended March 31)


9,184
'05

* Due to a business division realignment, results prior to 2004 are not disclosed.

(Millions of yen)

Transportation Machinery Division

- Aerospace Unit
- Defense Systems Unit
- Automotive Unit
- Construction & Agro Machinery Unit
- Automotive & Construction Machinery Solution Unit
- Ship Unit

Industrial Machinery & Information Business Division

Progress through the convergence of hardware and software

During the past fiscal year, we largely completed steps to deal with projects that had been pending. For the current year, we recognize that in realigning the division's operations, pursuing synergies between major operating companies will be crucial to achieving earnings growth. For the division, the key word will be convergence of hardware and software. The new business model we are creating will bring together hardware such as textile machinery, production and industrial machinery, and optical fiber networks with software development. Overall, we plan to take decisive actions for completing the "V" PLAN and achieving growth in the fiscal year ending March 31, 2007 and following years.



Yoshinori Kusagaya
Corporate Vice President, COO

Division Strategies and Strengths

The division's core businesses are the IT infrastructure and solutions business, sales of PC- and mobile communication-related products, and sales of production and industrial machinery to the automobile, pulp and paper, environmental, healthcare, and textile industries. In addition to pursuing independent business models while strengthening alliances with other units to expand individual business portfolios and grow earnings, each business proactively combines the functions of IT solutions and industrial engineering to create high added-value and thereby meet the increasingly sophisticated needs of customers.

The division has three main strengths: 1) comprehensive capabilities that enable it to tackle large projects, 2) expertise that allows specialization in specific fields, and 3) a telecommunications sales and service system that leverages company-owned infrastructure. Regarding the first strength, the division aims to win large contracts that require integrated capabilities, including engineering, in such fields as automobile manufacturing, pulp and papermaking, and healthcare industries. With the second strength, the division pursues increased global market share and profitability by utilizing Marubeni's sales network and proprietary technologies in the environmental systems, consumer industries, and textile machinery fields. As for the third strength, the Vectant Group, which has its own optical fiber network and data centers, works to expand sales channels for high-end dedicated lines and IP network services, which are selling briskly amid the shift to broadband networks.

The division focuses on the development of businesses and the cultivation of markets that promise strong growth. Areas where the division is working to bolster its business underpinnings and create new earnings pillars include the RFID* business, which is expected to demonstrate rapid growth across a broad range of fields, especially logistics; public security, which involves the strengthening of government security services and systems, which is being pursued by national governments around the world; new environmentally friendly energy sectors, including the solar power generation and biomass ethanol manufacturing businesses; and broadcasting, which is expected to see increased capital investment along with the shift to digital formats.

* RFID (radio frequency identification), a technology that enables the tracking of people and goods using wireless IC tags

Business Topics

Vectant Group's Closed IP Network

The Vectant Group provides the "Vectant Closed IP Network," based on an enterprise IP network that is not connected to the Internet, to address the needs of customers for which data security is highly critical. The "Vectant Closed IP Network" connects multiple customers' sites through the FLET'S Access Service provided by NTT East Corporation and NTT West Corporation at the customer's site, thereby providing a highly secure network service that is isolated from the Internet.


VECTANT
Closed IP Network
IP-SEC
IP-SEC



Individualized pork tracking system for Itoham Foods Inc.

Itoham Foods Inc. has started using RFID technology developed by Marubeni and Marubeni Nisshin Feed Co., Ltd. to track individual animals throughout the entire cultivation process, from birth to shipment, that are raised to produce its Kagoshima Berkshire pork. The system records and manages data, including birth date, birthplace, feed given, and drugs administered, by imbedding it on an IC tag. This provides a highly effective method of realizing food traceability, a keyword in food safety.

Biomass electric generation facility for Niigata plant of Hokuetsu Paper Mills

The division received an order from Hokuetsu Paper Mills, Ltd. for the basic construction of a biomass electric power generation facility. Design calls for the facility to generate 85MW of power by using black liquor (wood resin), a by-product of the papermaking process, as a biomass energy source. The facility was delivered to Hokuetsu's Niigata plant, and features Japan's largest high-temperature, high-pressure recovery boiler, with black liquor processing capacity of 2,900 tons per day. Biomass electric power generation contributes significantly to the reduction of CO_2 emissions compared with existing methods of power generation.



Segment Assets

(At March 31)


228,563
'05

* Due to a business division realignment, results prior to 2004 are not disclosed.

(Millions of yen)

Segment Net Loss

(Years ended March 31)


'05
(14,827)

* Due to a business division realignment, results prior to 2004 are not disclosed.

(Millions of yen)

Industrial Machinery & Information Business Division

- Vectant Unit
- Nexion Unit
- Solution Business Unit
- Media Business Unit
- Overseas Telecom & Information Unit
- Production Machinery Unit
- Industrial Machinery Unit
- Environmental Machinery Unit
- Medical Business Unit
- Tekmatex Business Unit
- RFID Project Department

Plant, Power & Infrastructure Projects Division

Aiming for further growth as a comprehensive project solution provider

In the fiscal year ended March 31, 2005, Marubeni enhanced its leadership as a comprehensive solution provider for public utilities and infrastructure projects, which include one of the world's largest independent water and power project in Abu Dhabi, UAE. We have integrated our strengths in the infrastructure and power plant fields and we are driving for further growth as a comprehensive project solution provider. At the same time, we are building on our strategic initiative in market development and our broad range of services and expertise in marketing, financing and risk management.



Mamoru Sekiyama
Corporate Senior Vice President, COO

Division Strategies and Strengths

In overseas power plant projects, the division has accumulated expertise in Engineering, Procurement and Construction (EPC) projects with an aggregate capacity of about 69,000MW since 1960, and proudly maintains a competitive advantage within the industry. Moreover, in Independent Power Producer (IPP) operations, the division has developed and acquired power plant assets with a gross capacity of 6,400MW. In 2005, the division is set to transfer to and unify most of its power plant assets under the management of a holding company. At the same time, the division is driving forward its growth strategy by acquiring, investing in and developing outstanding IPPs.

In domestic power-related business concerns, the division took advantage of industry deregulation to sell electricity as a Power Producer and Supplier (PPS). Today, the division supplies electricity to 45 users with an aggregate capacity of about 100,000kW. The division plans to expand the scale of its retail power business as deregulation is extended to all high-voltage power consumers in 2005. Moreover, the division is developing wind power projects as renewable portfolio standards (RPS) and now holds an aggregate capacity of 70,000kW. Meanwhile, sales of molten carbonate fuel cells produced by U.S.-based FuelCell Energy, Inc. are on track for further growth. In August, 2004, Fuel Cell Japan, Co., Ltd. was established to increase after-sales services targeting customers.

In railway and transport projects, the division's competitive advantages include the ability to construct railway systems on a full turnkey basis. In addition, the division focuses on the offshore trading of transportation-related EPC projects such as airports, ports and harbors, bridges, and roads. Besides governmentally funded projects, the division is undertaking the operation of infrastructure under Public Private Partnership (PPP) schemes and the operation and maintenance services for railway systems.

In the area of environment infrastructure, wide-ranging activities targeting total delegated water management service contracts in the public-sector water/wastewater market have been promoted nationwide in Japan by Jenets Co., Ltd., providing water bill collection and meter inspection services. In the overseas market, the division has had substantial successes in water and wastewater on a Build-Own-Transfer (BOT) basis; among them a water treatment plant in China and an industrial wastewater treatment project in Mexico. These exemplify the kinds of projects through which the division hopes to actively enlarge its activities in the future.

In the plant business covering oil and gas, other natural resources, steel and cement, the division not only has relationships with a high degree of trust with first-class partners, but also has a high level of expertise in fields such as structured finance and risk management. Enhancing its broad range of functions and expertise, the division creates a value chain that is horizontally integrated among different divisions in Marubeni and provides customers with more value-added services.

Business Topics



Tilting rolling stock for the Taiwan Rail Authority

Marubeni, in collaboration with Hitachi, Ltd., contracted for the supply of tilting rolling stock for the Eastern Railway of Taiwan Railway Authority (TRA) (48 units for about ¥9 billion). The Eastern Railway, serving many tourists, runs from Taipei to Hualian, a tourist spot, through curved sections of track along the eastern side of the northern shore of the island. The rolling stock is equipped with automatic tilting systems that tilt the body automatically in conformance with the curve of the track under computerized control. This ensures a substantial improvement in speed control as well as a comfortable ride for passengers.

Phu My 4 combined cycle power project for Electricity of Vietnam (EVN)

Marubeni, in August 2004, completed the construction of the Phu My 4 combined cycle power plant with a gross capacity of 450,000kW for Electricity of Vietnam (EVN). Marubeni executed the ¥26 billion project in cooperation with the French-Swiss company ALSTOM. Located in the suburbs of Ho Chi Min City in southern Vietnam, the plant supplies power mainly to the nation's largest city and is expected to address the country's demand for electricity, which is surging in step with economic growth.



Cement plant in the Kingdom of Saudi Arabia

Marubeni signed an EPC service contract with the privately owned Riyadh Cement Company for the supply of an integrated cement plant with a capacity of 1.6 million tons per year. Marubeni, jointly with Sinoma International Engineering Co., Ltd. (China), will implement the ¥18 billion project within 26 months. This marks the first project in which Marubeni has undertaken the offshore transaction of a cement plant designed by a Chinese partner. Marubeni promotes offshore transactions in cooperation with Sinoma International, one of the largest cement plant engineering companies in China.


RIYADH CEMENT COMPANY

Segment Assets

(At March 31)


643,435
'05

* Due to a business division realignment, results prior to 2004 are not disclosed.

(Millions of yen)

Segment Net Loss

(Years ended March 31)


'05
(12,027)

* Due to a business division realignment, results prior to 2004 are not disclosed.

(Millions of yen)

Plant, Power & Infrastructure Projects Division

- Overseas Power Project Unit-I
- Overseas Power Project Unit-II
- Domestic Power Project Unit
- New Energy Business Unit
- Environment Infrastructure Unit
- Railway & Transport Project Unit
- Energy & Natural Resources Projects Unit-I
- Energy & Natural Resources Projects Unit-II
- Asset Management Unit

Development & Construction Division

Maximizing profits and developing new commercial assets

The division first started condominium sales operations in the 1960s. In the decades since, the division has constructed a framework that integrates and manages everything from the purchase of land to property construction, management and upkeep of the buildings. In fact, the division now boasts capabilities and experience that, at the very least, put it on an equal footing with dedicated property developers. As we look ahead, we intend to use these advantages to devise structures that will enable the division to raise its business volume even more. In conjunction with this goal, we are committed to helping to achieve the objectives of the "V" PLAN through actions that will include extending the division's residential housing operations in China beyond the Shanghai region, as well as forays into REIT and private subscription funds and other new business fields.



Norihiro Shimizu
Corporate Vice President, COO

Division Strategies and Strengths

This division has developed approximately 70,000 units to date. Equipped with experienced staff and product planning capabilities comparable to even that of dedicated property developers, the condominium business focuses on development particularly in the Tokyo Metropolitan Area, and the Kinki and Nagoya regions. The division also incorporates a number of companies, including Marubeni Real Estate Sales Co., Ltd. (sales), Benny Estate Service Co., Ltd. (property management), and Tsunagu Network Communications, Inc. (IT promotion and ISP business targeting condominium developments). An integrated presence across all aspects of condominium development, from planning to sales and management, also counts as one of Marubeni's strengths. Going forward, Marubeni plans to aggressively develop properties not only in highly convenient urban areas but also in outlying areas expected to demonstrate demand.

Marubeni also participates in the residential property business outside of Japan. As the first Japanese real estate developer in the Shanghai market, Marubeni has sold approximately 2,600 condominiums and townhouses to date. In 2005, Marubeni plans to carry out detached housing projects encompassing around 220 units.

As the housing business is the field in which the division specializes, Marubeni is committed to further strengthening it as a pillar of sustained earnings.

Furthermore, one of the key themes of the "V" PLAN is developing new sources of earnings in addition to the housing business. The Urban Development Unit, established in April 2003, engages in the rental and subleasing business and aggressively pursues other avenues of growth, including the development of properties that can be sold to investors and generate fee-based revenue. Leveraging this approach, the unit is achieving steady earnings growth.

Marubeni has also invested in Japan REIT Advisors Co., Ltd., a real estate investment trust management firm. United Urban Investment Corporation (UUI), which was formed by Japan REIT Advisors, was listed on the Tokyo Stock Exchange in December 2003, and carried out its second round of funding through a public subscription in December 2004, thereby expanding its total assets.

Through these and other proactive initiatives, Marubeni remains committed to cultivating promising businesses as new earnings pillars in addition to strengthening the housing business.

Business Topics

Domestic condominium business


Grand-Suite Shirokane Marks

Sales of domestic condominiums, mainstay of this division, were firm overall. In the Tokyo Metropolitan Area, demand was especially strong for high-end units in the city center, exemplified by the "Grand-Suite Shirokane Marks." Demand in suburban locations was concentrated on highly convenient properties located adjacent to major railway hubs, such as the family-oriented "FAMILLE Square Matsudo Leala Commons." In the Kinki region, the "Grand-Suite Nakanoshima Tower," a high-rise complex located in central Osaka, proved to be highly popular with homebuyers.

Overseas housing development unit

Marubeni completed development of the 1,644-unit "Phoenix City Project" in Shanghai in December 2004. Started in December 2001, the three-stage project followed on the success of the "Sakura Garden" project, which encompasses 928 townhouses. The "Phoenix City Project" is now completely sold out, reflecting brisk demand fueled by the high esteem of buyers in this end of the Shanghai market. Marubeni is already working on a third project in Shanghai, "Quilin Garden," that encompasses approximately 220 detached houses. The project is proceeding smoothly, with sales slated to start in 2005.


Phoenix City Project

New business ventures

UUI is a fund established by Japan REIT Advisors, in which Marubeni has invested. UUI is focused on developing balanced real estate investment portfolios that include commercial facilities, office buildings, hotels, and residential buildings based on a total risk-diversification approach. In December 2003, UUI listed on the Tokyo Stock Exchange, and in December 2004 it carried out a new round of funding through a public subscription amounting to approximately ¥51.0 billion. Today, equity participation in UUI has climbed to approximately ¥90.0 billion, as the fund continues to grow its asset scale.



Segment Assets

(At March 31)


376,963
330,506
317,692
'03 '04 '05

(Millions of yen)

Segment Net Loss

(Years ended March 31)


'03 '04 '05
(205)
(154)
(11,362)

(Millions of yen)

Development & Construction Division

- Tokyo Housing Development Unit-I
- Tokyo Housing Development Unit-II
- Construction Business Unit
- Urban Development Unit
- Real Estate Business Unit-I
- Real Estate Business Unit-II
- Osaka Housing Development Unit
- Housing Supporting Business Unit
- Overseas Housing Development Unit
- Estate Management Unit

Finance & Logistics Business Division

Developing a structure for prudent but bold action

The division's activities can be summarized as the sale of services in our business domains of financing, logistics and insurance. Because we provide these services to the entire Marubeni Group, we have enhanced our solution capabilities. And we are now providing sophisticated and diversified services to external clients to extend our earnings structure. As a relatively young division that was established in 2001, one of our greatest strengths is our aggressiveness in meeting new challenges without being constrained by the past. As we work toward completion of the "V" PLAN, we are looking ahead to a new business structure for our post-"V" PLAN phase of growth by maintaining a prudent but bold business attitude.

Toru Nishimi
Corporate Senior Vice President, COO



Division Strategies and Strengths

The division is composed of five units: Finance Business, Treasury & Trading, Logistics Business, Insurance Business, and P&A (Personnel and Advertisement) Business. Each unit provides high-quality services and functions to Group companies and external customers, backed by highly specialized expertise, broad business networks, and a high degree of recognition within the industry. In addition, each unit makes maximum use of synergies among each other and with other operating division businesses, comprising yet another of Marubeni's strengths.

In finance, we offer services that combine the collective strengths and expertise of Marubeni as a general trading company. When setting up, formulating, managing and selling management buy-in, venture capital, and real estate funds, we are able to draw on Marubeni's extensive network and expertise in incubating businesses. And by capitalizing on in-depth knowledge and experience in portfolio management, we can develop and manage new types of investment products.

In treasury & trading, we are actively trading in foreign currency, stocks and interest futures markets. We are also involved in hedge fund investments and their portfolio management. Making good use of our sophisticated know-how and information networks cultivated over the years in these markets, we provide high value-added advisory services to customers about comprehensive foreign exchange hedging.

Logistics services is one of our fundamental functions and, therefore, a mainstay business. Alongside our traditional strength in sophisticated international logistics services, we have been expanding our capacity to offer supply chain management (SCM), third-party logistics (3PL) and other solutions in conjunction with logistics services. This has made us a one-stop source of logistics solutions that address client needs in Japan and overseas. Overseas, we operate container terminal businesses in Thailand, the Philippines and other countries that are peerless in the trading house sector.

In insurance, we act as an agent and as a broker. Our services extend beyond life and non-life insurance policies for individual and corporate clients to include trade credit insurance, which is in increasing demand in Japan. Furthermore, we are broadening our horizons by exploring the feasibility of entering new markets that do not fall within the domains of the life or non-life insurance sectors. Notable examples are third-sector insurance products such as nursing care and disability income insurance. Moreover, weather derivatives, corporate pension funds and other areas on the fringe of the insurance industry also harbor potential as future businesses for the division.

P&A Services is a field that we first entered during the year under review. Here, we are taking steps to expand business lines and the earnings base in our quest to provide high-quality personnel and advertising services.

Business Topics

Launching new funds

Marubeni started its activities in the buyout fund market in the 1990s, and is showing great performance to date by leveraging its cutting-edge investment technology. Its outstanding presence in the field allowed Marubeni to launch i-sigma Tokyo Venture Fund, a venture capital fund sponsored by the Tokyo Metropolitan Government.


ACTUS

Outlet of ACTUS Corporation, a fund portfolio company.



Logipartners' Shin-Shonan Warehouse.

Establishment of Logipartners Inc.

Marubeni established a new company, Logipartners Inc., as a vehicle for expanding its 3PL business. Deploying a consulting-based business model, Logipartners takes advantage of Marubeni's own warehouse network to propose lower-cost logistics and other solutions to clients. Logipartners links incidental commercial distribution operations dependent on demand and production, such as inventory management and ordering operations, with a full range of logistics operations, from transportation to storage, logistics processing and sorting and small-volume retail delivery. Logipartners then combines the necessary information systems, equipment and devices into logistics infrastructure packages, with the aim of providing functional and integrated logistics services.

Insurance operations in Europe

In addition to operations centered on Marubeni Safenet Co., Ltd. as an agent and broker for life and non-life insurance policies in Japan, the division, through Marnix Corporation and U.K.-based Marnix Europe Ltd., is raising its profile outside Japan by forging alliances with key overseas brokers. These alliances enable the division to actively seek reinsurance broker opportunities in overseas markets, as it works to enhance the earnings power of its insurance brokerage operations.

Segment Assets

(At March 31)


169,504
144,432
128,760
'03
'04
'05

(Millions of yen)

Segment Net Income

(Years ended March 31)


3,344
2,502
4,047
'03
'04
'05

(Millions of yen)

Finance & Logistics Business Division

- Finance Business Unit
- Treasury & Trading Unit
- Logistics Business Unit
- Insurance Business Unit
- P&A Business Unit

Iron & Steel Strategies and Coordination Department

This department was established in May 2001, ahead of the transfer of the Iron and Steel business to Marubeni-Itochu Steel Inc. (MISI), a company founded on October 1, 2001.
The department closely coordinates activities among between MISI, Marubeni Construction Material Lease, Thai Cold Rolled Steel and other operating companies, which in turn are used to promote more organic functions in the iron and steel business in every industry where Marubeni Group divisions are active.

In the four years since its founding, MISI has marked rapid progress in integrating personnel from both Marubeni and ITOCHU Corporation, and is making its presence felt as a leading trading company in the steel sector. In the fiscal year ended March 31, 2005, MISI posted robust results centered on the shipbuilding, automotive, and industrial machinery fields in Japan, as well as brisk exports to China and other markets in Asia.

Thai Cold Rolled Steel Sheet Public Co., Ltd. (TCR), a joint venture between JFE Steel Corporation and the Sahaviriya Group of Thailand, is a manufacturer of cold rolled steel sheets primarily used in the manufacture of automobiles and home appliances. TCR has steadily ramped up both production and sales volumes since operations commenced in 1997, providing high-quality cold rolled steel sheets to Japanese companies with localized operations and other sources of demand in Thailand.

Marubeni Construction Material Lease Co., Ltd., listed on the Second Section of the Tokyo Stock Exchange and having already staked out a corner of the heavy scaffolding and construction materials industry, is also steadily broadening its business scope.

As a holding division for operating companies involved in iron and steel products, the Iron & Steel Strategies and Coordination Dept. will remain committed to growing earnings and generating new businesses via its operating companies. At the same time, the department is upgrading its intelligence functions, namely its capacity to gather, assess and provide market data pertaining to target customers, steel products and other market aspects, as well as its solutions functions, essentially its ability to analyze current trends, identify key topics, and propose solutions. In this way, the department is determined to help Marubeni sustain the comprehensive nature of its iron and steel product businesses.



New Bangkok International Airport under construction
MISI delivered pipes, steel reinforcements and other steel materials used in the construction of the New Bangkok International Airport, also known as the Suvarnabhumi (or "Golden Land") Airport, scheduled to open in the fall of 2005.

The new airport is being built to cope with the increased demand for air travel that has accompanied Thailand's economic development. The facility is located 30km east of Bangkok in the Nong Ngu Hao district, and can handle a maximum of approximately 45 million air travelers annually. The new airport is also intended to stimulate a surge in the number of air passengers to Bangkok and the surrounding region. The airport, including the concourse and two runways, is 60m in width, and will run 4,000m and 3,700m along its eastern and western sides, respectively.



Jiaxing Hongzhong Steel Processing
MISI established Jiaxing Hongzhong Steel Processing Co., Ltd. as a new steel plate and sheet processing center in the Jiaxing City region of China's Zhejiang Province. The new company was capitalized at US$10 million. Recently, home appliance manufacturers and automakers have accelerated their advance into China. This trend has sparked a dramatic surge in demand for high-quality steel plates and sheets, including high-strength products used in automobile production. In response, MISI moved to establish the new plant, which is scheduled to come on stream in early 2006.



TCR
The Thai automobile industry is aiming to become the "Detroit of Asia." TCR focuses heavily on supplying this sector and the rest of Thailand with around 750,000 to 800,000 metric tons of high-quality cold rolled steel each year. At the same time, TCR exports between 150,000 to 200,000 metric tons of these products to other fast-growing neighboring countries in Asia.

Business Incubation Department

The activities of the Business Incubation Department are organized into three groups: healthcare, biotechnology and regenerative medicine, and nanotechnology and new technologies. The department was established in April 2001 and since then, the department has made investments in 32 projects. In all cases, the growth potential and originality of the patents and expertise involved in each project were thoroughly assessed to create the most suitable business model.

The Healthcare Group has entered and expanded its presence in the medical treatment, nursing care services, as well as the health improvement and disease prevention sectors. By establishing strategic alliances with companies in different industries, the department is constructing innovative business models.

The Biotechnology and Regenerative Medicine Group has concentrated its activities on working to identify venture companies with advanced technology, establish joint ventures, and arrange licensing businesses.

The Nanotechnology and New Technology Group has identified nanomaterials and nanoelectronics as its strategic fields of interest in this area, and various projects to develop the technologies and ventures are under way. At present, the department is working to invest in ventures possessing technologies with application already at hand and arrange licensing and cross-licensing of the technology. Furthermore, in September 2004, Marubeni invested in Optware Corp., which is steadily developing the commercialization of a next-generation optical data storage system. Furthermore, in March 2004, the department invested in Showakasei Co., Ltd., which manufactures and develops safety-oriented counter units with inbuilt handrails for places such as bathrooms and kitchens. Marubeni has assisted the OEM production of Showakasei's products in China and sold the product in Japan.

The department will continue to create new businesses in breakthrough technologies that are capable of transforming existing business sectors and industry structures and solution providing technologies as well as environmental business which utilizes microorganisms.



Optware Corp.'s holographic data storage and disc
The product will be designed to surpass the capacity of Blu-Ray and HD-DVD.



Given Imaging's capsule type endoscope
The proliferation of the product is hoped to contribute to the improvement of disease prevention diagnosis in Japan.



Penox's ultra-lightweight portable oxygen cylinder
Currently working to introduce the product to the Japanese market.

Overseas Operations

China

Marubeni opened its first representative offices in China in 1979 just as the Chinese government began to adopt a policy of opening the economy to foreign investments. Having positioned China as a key market for many years, we have played a pioneering role among Japan's general trading companies by aggressively raising the volume of trade and investments involving this country. Currently, we have 16 subsidiaries and offices in 14 cities in China and Hong Kong. Targeting opportunities created by rapid economic growth in China, we are using our global network to conduct aggressive trade and investment activities in many market sectors.

Our trade with China has been climbing steadily, rising from US$5.0 billion in the fiscal year ended March 31, 2003, to US$6.0 billion the following year and US$7.2 billion in the fiscal year ended March 31, 2005. As of April 1, 2005, we have also made substantial investments, holding US$570 million in equity in 142 operating companies in China and Hong Kong that have total capital of about US$1.5 billion.

Actions continue in line with Marubeni's long-standing commitment to growing operations in China in close step with national-level policies within the country. Representative offices were opened in Chengdu in April 2004, allowing us to participate in developing western China, and Changchun in April 2005 to increase economic activity in northeastern China.

Marubeni is working with Chinese companies on joint projects in other countries. One accomplishment was the March 2005 winning of an order from China-based Sinoma International Engineering Co., Ltd. to construct a US$170 million cement plant in Saudi Arabia. We have also collaborated with Chinese companies to bid on power plant projects in Southeast Asia and participate in other types of projects.

In recent years, many large nationally owned companies in China have been restructuring operations. One result is the investment of substantial foreign capital in these companies. In March 2005, Marubeni purchased equity in BOE Technology Group Co., Ltd., a leading company in China's IT industry, and signed a strategic cooperation agreement with this company. We expect this to lead to growing business volume and joint investments in electronic materials for LCD panels and other growing market sectors in China.

In the field of resource development, we have for many years been involved in coal and aluminum operations in Australia through a joint investment with CITIC. In March 2005, we signed a comprehensive cooperation agreement with China Steel Group. We plan to use this partnership to step up resource development activities in China and other countries, primarily involving steel resources.

Looking ahead, investments and other Marubeni resources will be focused on four strategic categories in China: expanding business operations in western and northeastern China; working with Chinese companies on industrial plant projects in other countries; conducting natural resource development projects with Chinese companies in China and other countries; and investing in growing market sectors such as retail, high-tech and automobiles.

Now that China has joined the WTO, the government is starting to lift restrictions on the distribution and sale of merchandise. In 2001, Marubeni established China's first trading and wholesaling joint venture. By using experience gained through this company, which is based in Shanghai, we are now preparing to establish a wholly owned subsidiary in China that will handle foreign trade and wholesale operations.



Conceptual image of a cement plant in Saudi Arabia.


京东方，日本丸红

Partnership with Beijing BOE Investment & Development and BOE Technology Group.



Signing ceremony for an agreement with Sinosteel Corporation.

North America

In the United States, Helena Chemical Company and Carlisle Leasing International, LLC, the most important subsidiaries of Marubeni America Corporation, continue to perform well. We plan to continue using these two companies as a platform for executing our North American regional strategy that calls for enhancing our business activities and profitability.

Marubeni America Corporation, the Marubeni Group's largest overseas corporate subsidiary, is the platform for executing Marubeni's North American regional strategy that calls for enhancing the Group's business activities and profitability. In the United States, Helena Chemical Company and Carlisle Leasing International, LLC, two of the most important subsidiaries of Marubeni America continue to perform well.

Marubeni America has 12 subsidiaries with about 3,000 employees as well as 22 affiliated companies. In 2004, the economy of the United States expanded along with growing investments and exports due, in part, to low interest rates and a rebound in the global economy. In this environment, Helena Chemical and Carlisle Leasing International, the two largest businesses of Marubeni America, both achieved record earnings. This performance helped propel consolidated pretax earnings of Marubeni America to an all-time high.

Helena Chemical is a diversified marketer of agricultural products, such as agrochemicals, fertilizer and seeds, with 250 sales bases throughout the United States. Despite challenges from a contracting agrochemical market and rising competition from imports, this company reported record earnings. One reason was growth in its agrochemical market share due to an increase in direct sales to farm operators. Another factor was growth in the scope of operations through numerous acquisitions, including in the fertilizer industry. Carlisle Leasing International leases refrigerated containers for maritime transportation. Backed by growth in international trade, especially exports from China, and strong demand for ocean transport, Carlisle Leasing International ordered more than 10,000 containers in 2004. This lifted its share of the container operating lease market to about 30%, making it the effective global leader in the business. In addition, backed by growing domestic food consumption, MAC Trailer Leasing LLC, which leases refrigerated trailers, is posting steadily higher earnings each year.

Regarding Marubeni America's trading business, Marubeni America consolidated its three bases in the Silicon Valley region to form the new Silicon Valley Branch. This brings together sales personnel handling metal resources, IT, chemicals and other businesses, providing a unified platform for increasing sales of materials and products used by high-tech industries. To set the stage for future growth, Marubeni America is investing in a variety of funds and biotech venture companies with the aim of earning capital gains. Other forward-looking actions include the identification of products and businesses, and associated investments, for which demand exists in Japan. Examples are fuel cells, radio frequency identification (RFID), new materials and composite semiconductors. Another goal is increasing business with customers in China and other Asian countries.

Marubeni America is currently working on achieving the goals of its "V" PLAN. One way is by achieving further growth at Helena Chemical and Carlisle Leasing International. Marubeni America is also placing priority on building businesses with deep local roots that can become new profit centers, as well as on identifying and developing other business opportunities.


HELENA
Tank facilities at Helena Chemical.


An office at Helena Chemical.


A refrigerated trailer for overland transport handled by MAC Trailer Leasing LLC.

Europe

During the year ended March 31, 2005, the 12 euro zone countries recorded an average GDP growth of more than 2% while the 10 new EU members, excluding Malta, had a growth rate of more than 4%. Even more significant are the high growth rates of more than 7% in Romania and Turkey, two of the four nations that hope to join the EU. In general, higher growth rates are seen in countries able to supply low-cost labor, which attract large inflows of capital and capital goods. Successful trading company activities thus depend on the ability to acquire local information from these rapidly growing countries and regions.

Marubeni Europe plc is focusing on two strategies in line with the "V" PLAN. One of them is to place our priorities on Poland, the Czech Republic, Hungary and Romania, which are becoming manufacturing bases for Western European nations. The other is to increase business volume in Turkey, the CIS region, the Arab Maghreb Union (Algeria, Morocco and Tunisia) and other countries near the borders of Europe. In the Czech Republic and Hungary, Marubeni Europe provides a full line of services for Japanese auto parts manufacturers, including the installation of production equipment and supply of materials. In Romania and Turkey, we are meeting the needs of local customers for medical equipment by packaging sales with credit extended by European and U.S. export credit organizations.

Regarding market sectors, Marubeni Europe's strategy is to build strong positions in niche products and services. One tactic is to increase sales in Europe of value-added synthetic resin products targeting specialized needs. Marubeni Europe is also acquiring rights to handle textile products with prestigious British brand names. To market these products, we draw on a complete line of functions that make use of Marubeni's extensive sales channels and business relationships. For example, we made an investment in Mackintosh, a well-known British line of coats. We are using a variety of expertise to execute a global strategy for Mackintosh in conjunction with GLOBE-TROTTER, a travel bag brand.

In the fiscal year ending March 31, 2006 as well, Marubeni Europe is committed to the effective execution of the regional and merchandise strategies outlined above.



GLOBE-TROTTER storefront and interior.


FCZ
Futaba Czech s.r.o.

The Futaba factory in the Czech Republic.

Other Regions

□ Brazil

Brazil has seen its influence on the global stage increase rapidly in recent years. The nation has the largest economy in Latin America, and often speaks on behalf of Third World countries at international organizations like the WTO and United Nations.

Marubeni Brasil S.A., which now has offices in Sao Paolo, Rio de Janeiro and Salvador, has been operating for almost 50 years. Activities include the export of soybeans, broilers, iron ore, non-ferrous metals and other goods to Asia. The company also imports coal and non-ferrous metal products. Another core activity is serving as a conduit for importing advanced technology from Japan. For PETROBRAS, the national petroleum company, Marubeni Brasil arranged Japan Bank of International Cooperation (JBIC) financing for an oil drilling platform project; supplied continuous casting equipment to steelmaker Companhia Siderurgica de Tubarao (CST); and sold an automated sorting system to the Postal Administration of Brazil.

Marubeni Brasil plans to expand its participation in environmental projects involving Joint Implementation/Clean Development Mechanism emission credits and increase exports to Japan, such as the sale of aircraft made by Embraer.

Marubeni Brasil owns four operating companies that are contributing to the growth of Brazil's economy. Among the four companies are Cia. Iguacu de Café Soluvel, which exports instant coffee to Japan, the U.S. and Europe, and SILBASA-SILICIO, which exports high-purity ferrosilicon to Japan.

□ Russia

In Russia, Marubeni is concentrating on three fields: energy, machinery and industrial plants, and consumer goods. The goal is to raise the volume of business in each of these areas. In the natural resource development sector, we have been participating for many years in the Sakhalin Island oil and gas development project, where full-scale production is about to begin. In the machinery and industrial plant sector, operations target the supply of machinery and materials, as well as the planning of entire projects. These activities cover energy, mining, steelmaking, urban infrastructures and many other industries. Regarding consumer goods, Marubeni has established a wholly owned photographic film sales company in Moscow to set up a film sales network. This and other consumer goods businesses are operated to closely reflect local market needs.

□ India

Marubeni is one of the first foreign companies to participate in a power generation project in India, the PPN power plant near Chennai that began operations in 2001. The plant has consistently performed as planned. Negotiations concerning other power generation projects are under way, including contracts for the supply of generation and distribution equipment, a traditional field of strength at Marubeni. India has surpassed China to become the largest recipient of ODA from Japan, pointing to more growth in infrastructure projects. We plan to continue targeting the opportunities to help build essential infrastructure components in India.

India is an important exporter of natural resources. For example, Marubeni is engaged in exporting iron ore and ferrochrome to Japan, South Korea and China. Against a backdrop of booming global demand for metal resources, these export businesses are all performing well. In the energy sector, Marubeni has acquired rights in the RAVVA offshore oil and gas field near Chennai. The field's daily output is currently 50,000 barrels/day of crude oil and 2 million cubic meters/day of gas. We are also involved in the supply of many types of chemical products, a business that is performing well due to very strong domestic demand.

India is estimated to have twice the amount of arable land as China. Long an exporter of tea, India thus has the potential to become an exporter of other agricultural products. We are examining the feasibility of starting exports of grain, broilers and other products to Japan and other Asian markets, as well as to the Middle East.


IGUACU
IGUACU
IGUACU
IGUACU
Brazil: Iguacu coffee products


FUJIFILM
Russia: FUJIFILM


India: PPN power plant

Organization

- General Meeting of Shareholders
  - Board of Directors
    - President
  - Corporate Auditors
  - Board of Corporate Auditors
    - Corporate Auditor Dept.

President

- Corporate Management Committee
- Committee of Chief Operating Officers
- Committee of Executive Officers
- Audit Dept.
- General Affairs Dept.
- Human Resources Dept.
- Corporate Communications Dept.
- Corporate Planning & Coordination Dept.
- Regional Strategy & Coordination Dept.
- Information Strategy Dept.
- Corporate Accounting Dept.
- Finance Dept.
- Risk Management Dept.
- Legal Dept.
- Research Institute
- Osaka Planning & Administration Dept.

- **Agri-Marine Products Div.**
- **Textile Div.**
- **Forest Products & General Merchandise Div.**
- **Chemicals Div.**
- **Energy Div.**
- **Metals & Mineral Resources Div.**
- **Transportation Machinery Div.**
- **Industrial Machinery & Information Business Div.**
- **Plant, Power & Infrastructure Projects Div.**
- **Development & Construction Div.**
- **Finance & Logistics Business Div.**
- *Iron & Steel Strategies and* Coordination Dept.
- Business Incubation Dept.

- Domestic Branches & Offices
- Overseas Branches & Offices

(As of April 1, 2005)

Financial Section

Eleven-Year Summary

Marubeni Corporation
Years ended March 31

	Millions of Yen 2005	Thousands of U.S. Dollars* 2005	2004	2003
For the year:				
Revenues:				
Revenues from trading and other activities	**¥2,877,544**	***$26,892,935***	¥2,624,011	¥2,520,531
Commissions on services and trading margins	**161,108**	***1,505,682***	150,158	160,636
Total	**3,038,652**	***28,398,617***	2,774,169	2,681,167
Total volume of trading transactions	**7,939,437**	***74,200,346***	7,905,640	8,793,303
Gross trading profit	**436,055**	***4,075,280***	409,461	424,643
Net income (loss)	**41,247**	***385,486***	34,565	30,312
At year-end:				
Total assets	**4,208,037**	***39,327,449***	4,254,194	4,321,482
Net interest-bearing debt	**1,823,909**	***17,045,879***	1,969,323	2,264,117
Total shareholders' equity	**443,152**	***4,141,607***	392,982	260,051
Amounts per 100 shares (¥/US$):				
Basic earnings (loss)	**2,661**	***24.87***	2,285	2,030
Diluted earnings (loss)	**2,231**	***20.85***	2,016	1,896
Cash dividends	**400**	***3.74***	300	300
Cash flows (for the year):				
Net cash provided by (used in) operating activities	**173,824**	***1,624,523***	201,560	194,788
Net cash provided by (used in) investing activities	**46,043**	***430,308***	57,983	113,241
Net cash (used in) provided by financing activities	**(238,057)**	***(2,224,832)***	(233,938)	(294,001)
Cash and cash equivalents at end of year	**459,194**	***4,291,533***	478,731	466,511
Ratios:				
Return on assets (%)	**1.0**		0.8	0.7
Return on equity (%)	**9.9**		10.6	11.6
Shareholders' equity to total assets (%)	**10.5**		9.2	6.0
Net D/E ratio (times)	**4.1**		5.0	8.7
Consolidation:				
Consolidated subsidiaries	**369**		348	327
Equity-method affiliates	**156**		154	157
Total	**525**		502	484
Number of employees:				
Consolidated	**24,106**		24,417	24,829
Non-consolidated	**3,586**		3,717	3,914
Stock price (Tokyo Stock Exchange) (¥):				
High	**362**		295	151
Low	**223**		106	86

Notes: 1. The presentation of earnings is pursuant to Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," published by the Financial Accounting Standards Board's Emerging Issues Task Force. Earnings have also been disclosed in accordance with US GAAP since 2003.
2. For the convenience of investors in Japan, the presentation of net sales is consistent with customary accounting practices in Japan. Furthermore, while net sales were disclosed by trading transaction category in prior fiscal years, net sales alone will be presented from the fiscal year ended March 31, 2005.
3. U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing rate of ¥107 to US$1 as of March 31, 2005.

Millions of Yen

	2002	2001	2000	1999	1998	1997	1996	1995
	¥ –	¥ –	¥ –	¥ –	¥ –	¥ –	¥ –	¥ –
	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–
	8,972,245	9,436,863	10,222,442	11,960,157	13,640,517	¥13,969,977	13,540,560	12,868,962
	436,804	479,754	453,496	522,356	534,485	496,550	475,221	460,167
	(116,418)	15,036	2,060	(117,729)	17,230	20,113	15,117	10,368
	4,805,669	5,320,604	5,584,353	6,511,841	7,388,101	7,550,347	7,644,002	6,844,022
	2,712,906	3,089,839	3,328,437	3,966,471	4,432,159	4,555,208	4,403,714	4,079,368
	263,895	342,297	324,301	354,017	475,253	512,929	560,589	480,451
	(7,792)	1,006	138	(7,880)	1,153	1,346	1,012	694
	(7,792)	940	138	(7,880)	1,054	1,289	1,010	694
	–	–	–	300	600	600	600	600
	198,456	179,305	184,701	232,414	254,221	24,308	107,547	(99,929)
	74,504	187,993	257,006	99,101	(58,769)	66,036	(252,345)	(158,296)
	(150,104)	(456,125)	(594,878)	(213,321)	(91,879)	(209,412)	267,217	(4,188)
	466,642	329,811	405,308	579,366	480,825	373,015	485,844	359,436
	–	0.3	0.0	–	0.2	0.3	0.2	0.2
	–	4.5	0.6	–	3.5	3.8	2.9	2.3
	5.5	6.4	5.8	5.4	6.4	6.8	7.3	7.0
	10.3	9.0	10.3	11.2	9.3	8.9	7.9	8.5
	354	412	456	488	479	459	436	410
	161	186	190	201	214	203	188	164
	515	598	646	689	693	662	624	574
	28,140	30,956	31,342	–	–	–	–	–
	4,234	4,855	5,344	5,844	6,041	6,386	6,702	7,064
	262	401	486	345	525	638	602	580
	58	200	205	155	177	421	404	415

Management's Discussion and Analysis of Financial Position and Business Results

All statements herein regarding future events reflect the judgment of Marubeni and its consolidated subsidiaries as of March 31, 2005.

1 | Financial Review

(1) Operating Environment

During the fiscal year ended March 31, 2005, the global economy continued to stage a strong recovery, spearheaded by strong economic growth in the United States and China. Fueled by these conditions, demand for energy boomed, causing crude oil prices to jump sharply beginning in the second half of 2004. In the U.S., the economy grew steadily, supported by strong capital investment resulting from higher corporate earnings, as well as by healthy consumer spending. Product prices, meanwhile, remained stable as the Federal Reserve Board cautiously raised interest rates. In contrast, the U.S. current account deficit and fiscal deficit both rose to record-high levels, putting increased downward pressure on the dollar. Europe's modest economic recovery continued, although the gap became more pronounced between nations where consumer spending was robust, like the U.K. and France, and those dependent on exports, such as Germany and Italy. In Asia, economic growth centered on China remained on track. Despite a slowdown in investments in capital goods due to more restrictive government policies, increased exports and consumer spending lifted the annual growth rate for the Chinese economy to 9.5% in 2004, surpassing the previous-year figure. As of December 31, 2004, China's foreign exchange reserves topped $600 billion, sparking renewed calls from around the globe for the country to reform its currency exchange policies. ASEAN nations, Taiwan and Hong Kong all continued to post growth, helped along by a favorable balance of exports and domestic demand, while South Korea's modest export-led recovery also stayed on course. In India, healthy consumer spending was the leading factor behind economic growth. In Russia, as well as Brazil and other South American nations, economic growth was strong atop sharply higher exports, benefiting from rising global demand and soaring prices for primary commodities, as well as growing domestic demand.

In Japan, the economy held to a recovery track during the first half of the fiscal year, supported by higher exports, capital investment and consumer spending. Higher exports reflected economic growth in Asia, and capital investment rose in line with improved corporate cash flows and increased demand for upgrades for plants and equipment, while consumer spending was supported by an upturn in consumer sentiment. Deflationary conditions still lingered, however, as the latter half of the year saw exports and capital investment weaken, impacted by industry-wide cutbacks in electronic component and device production and slower capital goods investments in China, triggering a slowdown in the pace of Japan's economic growth. On the plus side, far-reaching restructuring measures have largely eliminated excess employment, debt, facilities and equipment in the corporate sector, enabling companies to post steady earnings growth in the face of lackluster sales. The positive effects of these trends can be seen in the overall stability of stock prices in Japan.

(2) Operating Results

For the fiscal year ended March 31, 2005, Marubeni and its consolidated subsidiaries posted record consolidated net income of ¥41.2 billion, up ¥6.7 billion from the previous record of ¥34.6 billion posted the prior fiscal year. Marubeni's seven commodity-related segments (i.e. Agri-Marine Products, Textile, Forest Products & General Merchandise, Chemicals, Energy, Metals & Mineral Resources, and Transportation & Industrial Machinery) accounted for a total of ¥41.5 billion in income, before the inclusion of loss items.

Gross trading profit was ¥436.1 billion, up ¥26.6 billion. By operating segment, 12 segments posted higher earnings, while two segments saw a decrease in earnings.

Selling, general and administrative (SG&A) expenses rose ¥12.9 billion to ¥342.9 billion. By item, the largest component of this increase was personnel expenses, which climbed ¥4.7 billion to

Net Income (Loss)
(Years ended March 31)


2.1
15.0
(116.4)
30.3
34.6
41.2
(Billions of yen)
'00
'01
'02
'03
'04
'05

Gross Trading Profit
(Years ended March 31)


453.5
479.8
436.8
424.6
409.5
436.1
(Billions of yen)
'00
'01
'02
'03
'04
'05

¥162.5 billion, followed by operational outsourcing costs. The latter increased by ¥6.0 billion to ¥20.7 billion, primarily due to the consolidation of equity-method affiliates.

The provision for doubtful accounts rose ¥5.5 billion to ¥6.3 billion, largely due to an increase in allowances for overseas receivables.

Interest income rose ¥3.0 billion to ¥23.4 billion, mainly as the result of income from overdue interest. Interest expense, meanwhile, improved ¥0.2 billion to ¥43.6 billion, primarily due to lower interest-bearing debt. This improvement came despite additional debt resulting from the consolidation of equity-method affiliates.

Dividend income rose ¥1.8 billion from the previous year to ¥9.0 billion. Of this figure, ¥3.9 billion (¥2.8 billion in Japan, ¥1.1 billion from overseas) was received by the parent company. Domestic consolidated subsidiaries received dividends of ¥0.6 billion, with overseas subsidiaries receiving dividends of ¥4.5 billion.

Impairment loss on investment securities was ¥7.4 billion, an improvement of ¥3.0 billion. This was due mostly to the ¥6.0 billion charge in the previous fiscal year related to the devaluation of shareholdings in Sithe Energies, Inc.

Gain on sales of investment securities was ¥36.1 billion, a year-on-year improvement of ¥9.6 billion. This was mainly attributable to gains on the sale of listed stocks of ¥27.6 billion, an increase of ¥13.5 billion compared to the previous fiscal year.

The loss on property, plant and equipment increased ¥9.0 billion compared with the previous fiscal year to ¥10.5 billion, as gains from the sale of property, plant and equipment at overseas subsidiaries were offset by devaluation losses on factories and facilities, as well as on real estate holdings by the parent company.

Other—net increased by ¥18.5 billion during the year to ¥36.5 billion, and consisted largely of an allowance of ¥21.3 billion for losses accompanying the withdrawal from petrochemical operations in Indonesia.

Equity in earnings of affiliated companies—net was ¥20.7 billion, up ¥6.4 billion, mainly due to a strong performance by Marubeni-Itochu Steel Inc.

(3) Business Results by Operating Segment

Agri-Marine Products transactions increased ¥123.0 billion, or 14.4%, to ¥979.9 billion. The bulk of transactions were related to food distribution and livestock feed. Tracking the increase in food distribution-related transactions, gross trading profit rose ¥9.9 billion, or 16.1%, to ¥71.3 billion. Following Marubeni's selection as a corporate rehabilitation sponsor for Japanese retailer The Daiei, Inc. in March 2005, Marubeni, in May, subscribed in part to a private placement of shares by Daiei valued at ¥18.6 billion.

Textile transactions edged ¥2.4 billion, or 0.7%, higher to ¥355.3 billion, mostly due to an increase in product-driven transactions. Accordingly, gross trading profit rose ¥1.3 billion, or 5.3%, to ¥25.2 billion.

Forest Products & General Merchandise transactions were up ¥20.9 billion, or 2.7%, to ¥792.4 billion. This was due to higher transaction volume for plywood, pulp and wood chips, among other materials. Gross trading profit rose ¥4.6 billion, or 11.0%, to ¥46.6 billion. Alongside increased transactions, gross trading profit benefited from higher profits from a paper-related consolidated operating company and improved wood chip profitability.

Chemicals transactions climbed ¥102.9 billion, or 18.2%, to ¥667.5 billion, reflecting sharply higher transactions for basic chemicals and improved plastic transactions against a backdrop of escalating market prices. Benefiting from these increases and higher profits largely from agrochemical-related businesses, gross trading profit rose ¥1.9 billion, or 7.7%, to ¥26.9 billion.

Energy transactions were ¥1,774.0 billion, a decline of ¥221.1 billion, or 11.1% year on year, attributable to a decrease in petroleum-related transactions. Gross trading profit rose ¥11.3

Selling, General and Administrative Expenses

(Years ended March 31)



411.5
400.4
392.1
345.6
330.0
342.9
(Billions of yen)
'00
'01
'02
'03
'04
'05

billion, or 36.7%, to ¥42.1 billion, mostly the result of higher earnings from projects in which Marubeni holds an equity interest.

Metals & Mineral Resources transactions, buoyed by higher prices for coal, raw materials for steel making, and non-ferrous metals, climbed ¥116.1 billion, or 23.5%, to ¥609.3 billion. Reflecting this growth, gross trading profit climbed ¥3.5 billion, or 29.2%, to ¥15.7 billion.

Transportation & Industrial Machinery transactions edged ¥5.0 billion, or 0.6%, lower to ¥777.6 billion. This decrease stemmed from a decline in aircraft and defense-related transactions, which offset increased transactions related to automobiles and construction machinery. Gross trading profit, however, rose ¥0.3 billion, or 0.6%, to ¥56.1 billion, primarily due to higher profits from industrial machinery-related transactions.

Utility & Infrastructure transactions were up ¥18.3 billion, or 5.1%, to ¥379.3 billion due largely to an increase in overseas IPP business operating companies. Gross trading profit rose ¥2.1 billion, or 10.1%, to ¥22.6 billion due to the growth in transactions.

Plant & Ship transactions declined ¥123.7 billion, or 20.2%, to ¥489.4 billion mainly because of fewer energy and chemical plant transactions. Despite an initial drop reflecting this decline, gross trading profit soared ¥4.5 billion, or 50.9%, to ¥13.3 billion, largely from the consolidation of shipping-related operating companies. In April 2005, Marubeni subsidiary Japan Indonesia Petrochemical Investment Corporation sold financial assets related to its Chandra Asri petrochemical operations to Commerzbank International Trust (Singapore) Ltd. In exchange, a basic

Operating Segment Information

	Millions of Yen	Thousands of U.S. Dollars	Millions of Yen	
Trading Transactions	**2005**	**2005**	2004	2003
Agri-Marine Products	**¥ 979,855**	***$ 9,157,523***	¥ 856,810	¥1,023,513
Textile	**355,311**	***3,320,664***	352,864	370,277
Forest Products & General Merchandise	**792,377**	***7,405,393***	771,508	745,776
Chemicals	**667,473**	***6,238,065***	564,526	569,928
Energy	**1,773,951**	***16,578,981***	1,995,014	2,309,753
Metals & Mineral Resources	**609,2744**	***5,694,150***	493,206	442,344
Transportation & Industrial Machinery	**777,592**	***7,267,215***	782,603	776,578
Utility & Infrastructure	**379,343**	***3,545,262***	361,018	421,850
Plant & Ship	**489,437**	***4,574,178***	613,097	736,476
Development & Construction	**196,844**	***1,839,664***	178,748	185,840
Finance & Logistics Business	**21,313**	***199,187***	17,891	37,834
Telecom & Information (IT Business)	**175,848**	***1,643,439***	167,762	386,162
Domestic Branches and Offices	**141,992**	***1,327,028***	159,246	172,935
Overseas Corporate Subsidiaries and Branches	**1,070,212**	***10,001,981***	1,035,614	1,065,367
Corporate and Elimination	**(491,385)**	***(4,592,384)***	(444,267)	(451,330)
Consolidated	**¥7,939,437**	***$74,200,346***	¥7,905,640	¥8,793,303

	Millions of Yen	Thousands of U.S. Dollars	Millions of Yen	
Gross Trading Profit	**2005**	**2005**	2004	2003
Agri-Marine Products	**¥ 71,312**	***$ 666,467***	¥ 61,436	¥ 58,559
Textile	**25,174**	***235,271***	23,914	24,494
Forest Products & General Merchandise	**46,612**	***435,626***	42,009	41,242
Chemicals	**26,857**	***251,000***	24,945	29,279
Energy	**42,132**	***393,757***	30,817	29,615
Metals & Mineral Resources	**15,709**	***146,813***	12,163	13,984
Transportation & Industrial Machinery	**56,098**	***524,280***	55,769	54,371
Utility & Infrastructure	**22,646**	***211,645***	20,567	11,832
Plant & Ship	**13,332**	***124,598***	8,836	13,866
Development & Construction	**27,530**	***257,290***	27,909	34,027
Finance & Logistics Business	**5,785**	***54,065***	4,900	6,523
Telecom & Information (IT Business)	**24,483**	***228,813***	19,952	32,559
Domestic Branches and Offices	**4,898**	***45,776***	5,427	6,081
Overseas Corporate Subsidiaries and Branches	**76,517**	***715,112***	73,458	72,827
Corporate and Elimination	**(23,030)**	***(215,233)***	(2,641)	(4,616)
Consolidated	**¥436,055**	***$4,075,280***	¥409,461	¥424,643

Note: Trading transactions have been prepared according to accounting principles generally accepted in Japan.

agreement was reached for the acquisition of shares in P.T. Mushi Pulp and its related operations and assets.

Development & Construction transactions were up ¥18.1 billion, or 10.1%, to ¥196.8 billion, lifted by an increase in domestic real estate fund brokerage and agency transactions. Gross trading profit dipped ¥0.4 billion, or 1.4%, to ¥27.5 billion, as lower transactions from declining condominium sales and the transfer of domestic construction operations overshadowed higher profits from overseas residential housing operations.

Finance & Logistics Business transactions increased ¥3.4 billion, or 19.1%, to ¥21.3 billion, due to higher fund and logistics-related transactions. Benefiting from higher fund-related transactions, gross trading profit climbed ¥0.9 billion, or 18.1%, to ¥5.8 billion.

Telecom & Information transactions were up ¥8.1 billion from the previous year, or 4.8%, to ¥175.8 billion, the result of higher transactions from communications-related operations. Due to this growth, gross trading profit rose ¥4.5 billion, or 22.7%, to ¥24.5 billion.

Domestic Branches and Offices transactions, impacted by lower transactions related to machinery and the transfer of commercial rights, decreased ¥17.3 billion, or 10.8%, to ¥142.0 billion. Gross trading profit was ¥4.9 billion, a decline of ¥0.5 billion, or 9.7%, compared to the previous year.

Overseas Corporate Subsidiaries and Branches transactions increased ¥34.6 billion, or 3.3% year on year, to ¥1,070.2 billion, mostly due to higher automobile, construction machinery and agrochemical-related transactions in the U.S. Gross trading profit was up ¥3.1 billion, or 4.2%, to ¥76.5 billion, mainly due to higher earnings from agrochemical-related operations in the U.S.

(4) Business Results by Geographic Region

Japan

Trading transactions increased ¥52.1 billion, or 0.8%, to ¥6,977.5 billion, mostly from growth in transactions related to Agri-Marine Products. Operating profit fell ¥16.3 billion, or 32.9%, to ¥33.3 billion, mainly due to a decline in earnings from Utility & Infrastructure and Plant & Ship-related business.

North America

Trading transactions were down ¥405.7 billion, or 28.4%, to ¥1,025.1 billion, hampered mainly by lower Energy-related transactions. Operating profit, however, was buoyed by higher earnings from the same transactions, surging ¥8.2 billion, or 147.2%, to ¥13.8 billion.

Europe

Trading transactions increased ¥38.8 billion, or 10.5%, to ¥407.0 billion, positively influenced primarily by higher transactions from Utility & Infrastructure-related business. Operating profit, meanwhile, increased ¥5.2 billion, or 75.9%, to ¥12.1 billion, largely atop higher earnings from Energy-related transactions.

Asia and Oceania

Trading transactions rose ¥81.1 billion, or 14.4%, to ¥645.9 billion, primarily due to a higher volume of Chemicals and Utility & Infrastructure-related business. This higher transaction volume in Utility & Infrastructure-related business lifted operating profit ¥4.7 billion, or 37.4%, to ¥17.1 billion.

Total Volume of Trading Transactions by Region

(Years ended March 31)

	Billions of Yen	
	2005	2004
Japan	**¥6,977.5**	¥6,925.4
North America	**1,025.1**	1,430.8
Europe	**407.0**	368.3
Asia & Oceania	**645.9**	564.8
Other Regions	**980.5**	825.4

Note: Trading transactions have been prepared according to accounting principles generally accepted in Japan.

Profitability Comparison of Consolidated Companies

(Years ended March 31)


80.3%
75.9%
77.5%
77.7%
80.4%
480
391
375
390
422
(118)
(124)
(109)
(112)
(103)
'01
'02
'03
'04
'05

(Companies)

☐ Profitable companies ☐ Unprofitable companies
▬ Percentage of profitable companies

Other Regions

Trading transactions climbed ¥155.1 billion, or 18.8%, to ¥980.5 billion, boosted mainly by higher Energy and Plant & Ship-related transactions. Operating profit soared ¥5.1 billion, or 103.2%, to ¥10.0 billion, mainly because of higher earnings from Plant & Ship transactions.

Please note that figures for trading transactions and operating profit have been prepared according to accounting principles generally accepted in Japan.

(5) Business Results from Principal Consolidated Subsidiaries and Affiliates

In terms of the operating results of consolidated subsidiaries in the fiscal year ended March 31, 2005, out of 369 consolidated subsidiaries (131 domestic, 238 overseas) and 156 affiliates (47 domestic, 109 overseas), 422 companies were profitable. The percentage of companies achieving profitability was 80.4%, an improvement of 2.7 percentage points compared to 77.7% in the previous fiscal year, and exceeded 80% for the first time in four fiscal years.

The 422 profitable companies generated a total profit of ¥92.7 billion, ¥28.9 billion more than the ¥63.8 billion in profit posted a year earlier. In contrast, the 103 unprofitable companies generated a total loss of ¥51.0 billion, up ¥7.6 billion from the loss of ¥43.4 billion recorded a year ago. The end-result was a net profit of ¥41.7 billion, more than double the ¥20.4 billion in net profit posted in the previous fiscal year.

2 | Liquidity and Funding Sources

(1) Financial Position

Consolidated total assets declined ¥46.2 billion to ¥4,208.0 billion. Marubeni enacted a review of underperforming transactions and sold assets, resulting in fewer notes and accounts receivable—trade. These sales offset an increase primarily in property, plant and equipment from investment mainly in new energy projects overseas.

Total shareholders' equity rose ¥50.2 billion to ¥443.2 billion. In addition to an increase in net income to ¥41.2 billion, there was an ¥11.7 billion improvement in net unrealized gain on investment securities due mostly to a recovery in the stock market.

Consolidated interest-bearing debt declined ¥168.4 billion to ¥2,286.4 billion. Net interest-bearing debt, after deduction of cash and cash equivalents, fell ¥145.4 billion to ¥1,823.9 billion. As a result, the net D/E ratio improved 0.89 of a point to 4.12 times, from 5.01 times at the previous fiscal year-end. With this performance, the Company effectively achieved ahead of schedule the "V" PLAN objectives targeted for completion by the close of the current fiscal year, namely net interest-bearing debt of ¥2 trillion or less, and a net D/E ratio of between 4 to 5 times.

* Net interest-bearing debt is calculated as the sum of interest-bearing debt (including short-term loans, long-term debt and commercial paper) and corporate bonds (including convertible bonds), minus cash deposits.

Total Assets

(At March 31)


5,584.4
5,320.6
4,805.7
4,321.5
4,254.2
4,208.0
(Billions of yen)
'00
'01
'02
'03
'04
'05

Shareholders' Equity

(At March 31)


324.3
342.3
263.9
260.1
393.0
443.2
(Billions of yen)
'00
'01
'02
'03
'04
'05

(2) Liquidity

Marubeni and its consolidated subsidiaries maintain a sufficient level of liquidity mainly through cash and deposits and the establishment of credit facilities.

As of March 31, 2005, cash and deposits totaled ¥462.5 billion. Details regarding credit facilities are as follows:

- *Parent company*
  — ¥415.0 billion from a syndicate of major and regional Japanese banks (short term: ¥215.0 billion, long term: ¥200.0 billion)

- *Overseas finance subsidiary*
  — US$35 million from a major Japanese bank (short term)

- *Marubeni Corporation, Marubeni America Corporation, Marubeni Europe plc, and Marubeni Finance Holland B.V.*
  — These four companies have available credit facilities (short term) totaling US$380 million, secured mainly through major European and U.S. banks.

In addition to these credit facilities, the Company holds highly liquid marketable securities. In all, these assets provide sufficient liquidity to cover short-term loans and the current portion of long-term debt, which totaled ¥659.1 billion as of March 31, 2005.

(3) Fund Procurement

The fundamental policy of Marubeni and its consolidated subsidiaries is to maintain an optimal mix of funding in line with the requirements of its asset portfolio. The goal is to sustain a stable level of liquidity while trimming financing costs. Funding sources included indirect procurement from banks, life insurers and other financial institutions, and direct procurement through the issuance of bonds, commercial paper and other means.

Marubeni has established the following programs to procure funds directly from capital markets.

- Shelf registration for the public sale of ordinary bonds in Japan: ¥500.0 billion

- Commercial paper program
  — Marubeni Europe plc (U.K.): US$300 million; Marubeni International Finance p.l.c. (U.K.): US$900 million

- Euro Medium-term Note Program
  — Parent company: US$2 billion
  — Four-company joint program (Marubeni America Corporation, Marubeni Europe plc; Marubeni International Finance p.l.c., Marubeni Finance Holland B.V.): US$5.0 billion

Net Interest-Bearing Debt
(At March 31)


3,328.4
3,089.8
2,712.9
2,264.1
1,969.3
1,823.9
(Billions of yen)
'00
'01
'02
'03
'04
'05

Net D/E Ratio
(At March 31)


10.3
9.0
10.3
8.7
5.0
4.1
(Times)
'00
'01
'02
'03
'04
'05

To aid in procuring funds from capital markets, Marubeni has acquired credit ratings from Moody's Investors Service (Moody's), Standard & Poor's (S&P), Rating and Investment Information, Inc. (R&I), and Japan Credit Rating Agency, Ltd. (JCR).

In December 2004, R&I upgraded Marubeni's long-term rating from BB+ to BBB-, and upgraded its short-term rating from a-3 to a-2. In January 2005, JCR upgraded Marubeni's long-term rating from BBB+ to A-, and its short-term rating from J-2 to J-1. Similarly, in March 2005, S&P upgraded the Company's long-term rating from BB- to BB. In May, Moody's upgraded Marubeni's long-term rating from Ba2 to Baa3, and its short-term rating from Not-Prime to Prime-3.

Marubeni remains committed to conducting portfolio management, enhancing risk management and taking other actions needed to raise its profitability and credit ratings even higher.

(4) Cash Flows

Net cash provided by operating activities was ¥173.8 billion, or ¥27.7 billion less than a year earlier. Net cash provided by investing activities was ¥46.0 billion, owing to the sales and redemptions of marketable and investment securities, and the collection of loans receivable. The result was free cash inflow for the year of ¥219.9 billion. Net cash used in financing activities was ¥238.1 billion, as free cash inflow was used for the repayment of short-term loans and long-term debt. Cash and cash equivalents at the fiscal year-end amounted to ¥459.2 billion, or ¥19.5 billion lower than at the previous fiscal year-end.

3 | Risk Information

(1) Risks Regarding Overall Marubeni Operations

a. Impact of the Japanese and global economies on Marubeni and its consolidated subsidiaries

Marubeni and its consolidated subsidiaries are active in Japan and over 70 other countries as a general trading company, and conduct an array of commercial and investment activities over a wide range of industries and fields. Examples include the production and procurement of natural resources and other primary commodities, as well as the manufacture and sale of finished goods. As a result, the Marubeni Group is impacted by the economic conditions prevailing in Japan and other countries where it has operations, as well as by the state of the global economy as a whole. Worsening economic conditions on either of these fronts could adversely affect the operating activities, performance and financial position of Marubeni and its consolidated subsidiaries.

b. Credit risks regarding business partners

Marubeni and its consolidated subsidiaries extend credit to business partners in the form of accounts receivables, advances, loans, guarantees and other means. The incurrence of credit risk due to the inability of business partners to fulfill their credit obligations could negatively impact the Company's business results and financial position.

To ward off credit risks, Marubeni and its consolidated subsidiaries conduct extensive risk management at the credit screening stage. Nevertheless, Marubeni can offer no guarantee that these measures will be sufficient to avoid credit risks. In preparation for the incurrence of possible losses when credit risk becomes apparent, Marubeni and its consolidated subsidiaries establish allowances for doubtful accounts based on the estimated amount of the loss, the business partner's creditworthiness, collateral value and other set factors. In the event of such losses, however, the Company cannot guarantee that actual losses will not exceed these established allowances.

c. Risk of breach of contract by business partners

As part of sales activities, Marubeni and its consolidated subsidiaries conclude merchandise supply, subcontracting, operational outsourcing, and other types of contracts with business partners. A breach of contract by these business partners could adversely affect the Company's business results and financial condition.

d. Investment risk

Marubeni and its consolidated subsidiaries, both independently and in collaboration with other companies, establish new companies and purchase existing enterprises in the course of their business operations. Most of these business investments are of minimal liquidity and require sizeable amounts of capital. Marubeni or its consolidated subsidiaries may be unable to withdraw from such businesses in an optimal manner or timeframe, which could inevitably require the commitment of an additional expenditure of capital.

A decline in the value of these investments or the necessity of additional expenditures of capital could adversely affect the Company's business results and financial condition. In an effort to prevent the occurrence of risks associated with investments and other activities, Marubeni and its consolidated subsidiaries conduct extensive risk management, including checking new investments to determine whether expected returns are commensurate with the risks involved. Nevertheless, the Marubeni Group can offer no guarantee that these measures will be sufficient to avoid these risks.

e. Concentrated risk exposure

As part of commercial and investment activities, Marubeni and its consolidated subsidiaries are concentrated in specific investment targets, markets and regions, such as plant-related business, real-estate business in Japan, and sales activities in Indonesia and the Philippines. As a result, lackluster performance by these investment targets, or a deteriorating operating environment in these markets or regions, could adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

f. Ability to procure funds and procurement cost

Marubeni and its consolidated subsidiaries engage in fund procurement with an emphasis on maintaining an optimal mix of funding in line with the requirements of their respective asset portfolios and ensuring liquidity. However, significant disruptions in major global capital markets, or a sharp downgrade in the credit ratings of Marubeni and its consolidated subsidiaries by ratings agencies, could constrain fund procurement or lead to an increase in fund procurement cost, which may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

g. Fluctuations in the price of goods and merchandise

Because Marubeni and its consolidated subsidiaries handle a variety of merchandise, changes in their respective market conditions can adversely affect business performance. To mitigate the risk of fluctuations in market conditions for certain merchandise, contracts and scheduled contracts, Marubeni and its consolidated subsidiaries enter into commodity futures and forward contracts. However, the Company cannot guarantee that these hedge transactions will completely cover its exposure in these areas.

h. Impairment of real estate, machinery and equipment, and other property, plant and equipment

Marubeni and its consolidated subsidiaries hold real estate, machinery and equipment, and other property, plant and equipment for sale and lease to other parties as well as for their own use. A decline in the intrinsic value of these assets could force the Marubeni Group to book impairment losses. Marubeni and its consolidated subsidiaries apply accounting principles generally accepted in the United States (US GAAP) in an effort to enact suitable impairment measures for property, plant and equipment. A dramatic decline in asset value could nonetheless have a negative impact on the Marubeni Group's business results and financial position.

i. Fluctuations in foreign currency exchange rates

Marubeni and its consolidated subsidiaries conduct transactions under a variety of currencies and terms, which exposes Marubeni's business results to fluctuations in currency exchange rates. To mitigate the risk of exchange rate fluctuations associated with transactions, receivables and liabilities denominated in foreign currencies, Marubeni and its consolidated subsidiaries enter into forward-exchange contracts and other derivative transactions. However, the Company cannot guarantee that these hedge transactions will completely cover its exposure in these areas.

j. Fluctuations in interest rates

Marubeni and its consolidated subsidiaries procure necessary funds from financial institutions, the issuance of bonds and other means from capital markets. Further, net interest-bearing debt is procured at fixed interest rates and variable interest rates. While the interest risk of the majority of the operating assets held by Marubeni and its consolidated subsidiaries offset the interest rate risk associated with debt, changes in market interest rates could adversely affect the Company's earnings. Through asset-liability management, Marubeni and its consolidated subsidiaries utilize interest rate swaps and other agreements to mitigate the risk of interest rate fluctuations. However, the Company cannot guarantee that these hedge transactions will completely cover its exposure in this area.

k. Gains and losses from marketable debt and equity securities

To strengthen business relationships and for other purposes, Marubeni and its consolidated subsidiaries invest in marketable debt securities, marketable equity securities and other types of securities. At the time of purchase, these securities are classified as trading, held-to-maturity, or available-for-sale securities, in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, published by the Financial Accounting Standards Board (FASB) of the United States.

Trading and available-for-sale securities held by Marubeni and its consolidated subsidiaries carry the risk of fluctuations in original value due to changes in fair value. The posting of losses on the devaluation of these securities at low points in fair value may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

l. Laws and regulations

In the course of operations, Marubeni and its consolidated subsidiaries are subject to a broad range of laws and regulations both in Japan and other applicable countries. Changes in or unanticipated interpretations of these laws and regulations could increase the obligations pertaining to legal and regulatory compliance placed on Marubeni and its consolidated subsidiaries. Accordingly, changes or altered interpretations of laws and regulations may result in punitive measures, including the interruption of Marubeni's operating activities, lower the Company's credibility or cause the occurrence of other circumstances that could adversely impact the Company's business results or financial conditions.

m. Significant litigation

In the course of business activities in Japan and overseas, Marubeni and its consolidated subsidiaries may be party to litigation, disputes and other legal proceedings. When party to such litigation, predicting the outcome is impossible given the inherent uncertainty of these matters. The Company cannot guarantee that such litigation will not adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

n. Other risks inherent and related to overall Marubeni operations

Negligence on the part of employees charged with executing business operations, and malfunctions pertaining to computer systems supporting business activities are among the other risks that may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

(2) Risk Management

Marubeni and its consolidated subsidiaries operate an integrated decision-making process, which is deployed when assessing the provision of credit facilities, investments and other key matters on a case-by-case basis. When investigating new business opportunities and other important projects, the Marubeni Group is obligated to report regularly to the Corporate Management Committee and similar management bodies, and this duty is reflected in related decision-making. In this way, the Marubeni Group seeks to circumvent risks by enhancing risk management on a case-by-case basis.

With a view to mitigating risk company-wide, the Marubeni Group has an integrated risk management system in place to ascertain a range of quantifiable or measurable risks. Examples include market, credit and investment risks associated with specific countries, business formats, and customers. In this integrated system, fundamental risk management policies and internal regulations are formulated to ensure proper decision-making and monitoring of these risks. Likewise, organizations, management systems, management options and systems infrastructure are also kept in place for executing these policies and regulations.

For compliance risk and other difficult to quantify or immeasurable risks, the Marubeni Group strives to prevent these risks systemically by enhancing corporate governance, putting internal control systems in place and bolstering its compliance structure.

Nevertheless, numerous risks can arise during the course of the wide-ranging operations of Marubeni and its consolidated subsidiaries. Moreover, the risk management framework operated by the Marubeni Group may be unable to prevent the occurrence of a variety of risks that carry the possibility of future occurrence. As a result, the Marubeni Group cannot guarantee its ability to completely manage such risks.

(3) The New Medium-term Management Plan

Marubeni and its consolidated subsidiaries embarked on a three-year medium-term management plan, the "V" PLAN, from April 2003. With the goal of improving Marubeni's financial position and strengthening its earnings base, the plan aims to achieve consolidated net income of ¥50.0 billion, consolidated net interest-bearing debt of ¥2 trillion or less, and a net D/E ratio of 5 times or less by the fiscal year ending March 31, 2006. However, these objectives were prepared based on certain assumptions, hypotheses and projections regarding the persistence of certain economic conditions, industry trends, and other concerns. A number of unknown and uncontrollable factors could prevent the Company from achieving these objectives.

(4) Uncertainty Regarding Financial Condition and Changes in Operating Results

Factors that have caused the performance and financial condition of Marubeni and its consolidated subsidiaries to fluctuate in the past include the following items: gains and losses on the sale of real estate and devaluation losses pertaining to real estate;

realized gains and losses and devaluation losses associated with marketable and investment securities; allowances for bad debt, and losses stemming from the realignment of Marubeni Group companies. To improve their financial position, Marubeni and its consolidated subsidiaries have taken steps to reduce total assets and net interest-bearing debt, reduce or establish allowances for underperforming and unprofitable assets, pare down expenses, shift resources to high-growth fields, and minimize exposure to high-risk assets. While Marubeni and its consolidated subsidiaries are confident that substantial progress has been made in enhancing their financial positions, there is no guarantee that greater losses will not be posted in the future.

4 | Significant Estimates

Marubeni prepares its consolidated financial statements in accordance with accounting principles generally accepted and recognized in the United States. In preparing important accounting policies and these statements, certain accounting estimates and assumptions are utilized as needed when calculating assets and liabilities as of the fiscal year-end, the disclosure of contingent assets and liabilities, and earnings and expenses incurred during the year. In determining accounting estimates and assumptions, management makes what it believes to be a reasonable inference of these amounts based on past experience and on a case-by-case basis. Estimates and assumptions made in this way have an inherent degree of uncertainty, and actual results could differ from those estimates. Management considers the following estimates and assumptions will have a material impact on the Company's consolidated financial statements.

Allowances for doubtful accounts

When evaluating credit risk associated with accounts receivable, notes receivable, loans receivable, and other receivables, Marubeni and its consolidated subsidiaries classify such according to latent risk carried by the obligor or geographical region concerned. Based on this classification, an allowance is established for a given receivable considered as a loss, posted at an amount equal to the current value of the receivables (projected cash flow minus the initial effective interest rate), or the fair value of the asset as collateral. Projected cash flow and fair value as collateral are estimated based on the most accurate credit information available from specialists regarding the past payment history of each applicable obligor or region. For general receivables not covered above, allowances are calculated based on the historical rate of default for each risk category. The historical rate of default is determined by specialists, based on past experience in each applicable risk area.

While Marubeni believes these estimates to be reasonable, unexpected changes and other factors could significantly impact the Company's consolidated financial statements.

Valuation of marketable securities

In accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, published by the FASB, Marubeni and its consolidated subsidiaries classify securities as trading, held-to-maturity, or available-for-sale.

Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive loss in shareholders' equity. For held-to-maturity and available-for-sale securities, declines in value judged other than temporary are posted as devaluation losses.

Declines in the value of marketable securities judged other than temporary are determined by examining the length of time that market value remains below book value and the percent decline in value. For securities without market quotations, a comprehensive examination of the possibility of recovery—based on projected business results—net assets and other measures of the percent decline in actual value, are used to make this determination.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the assumptions used could result in a higher-than-expected loss, which could significantly impact the Company's consolidated financial statements.

Loss on long-lived assets

Projected cash flows are utilized when determining devaluation losses for long-lived assets held by Marubeni and its consolidated subsidiaries. Projected cash flows are estimated based on a pre-established set of criteria.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the terms and criteria used could result in a reassessment of projected cash flows, which could significantly impact the Company's consolidated financial statements.

Deferred tax assets

In their financial statements and for tax purposes, Marubeni and its consolidated subsidiaries post transitional differences and losses carried forward as deferred tax assets. Regarding transitional differences and losses carried forward lowered due to future tax changes, a valuation allowance is posted for the portion for which realization is deemed unlikely, with deferred tax assets reduced accordingly. The projected amount of future tax to be collected is estimated based on future applicable income taxes and tax strategies.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the terms and criteria used could result in a reassessment of the projected amount of tax to be collected, which could significantly impact the Company's consolidated financial statements.

Retirement benefit expenses

Marubeni and its consolidated subsidiaries utilize actuarial pension accounting based on pre-established criteria to calculate severance pay and pension obligations for regular employees. These pre-established criteria include the discount rate, the retirement rate, the mortality rate, the rate of salary increase, and the rate of expected return on pension assets.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the criteria used could significantly impact the Company's consolidated financial statements.

New accounting standards

In March 2004, the Financial Accounting Standards Board issued FASB Emerging Issue Task Force Issue 04-2, "Whether Mineral Rights Are Tangible or Intangible Assets" (EITF 04-2). In this regard, the FASB also issued FASB Staff Position (FSP) No. 141-1 and No. 142-1, which amend SFAS 141 and 142.

Pursuant to EITF 04-2 and FSP 141-1 and 142-1, all mining rights, which were previously classified as intangible assets, have been reclassified under "Mining rights" and "Accumulated depreciation" under "Property, plant and equipment, at cost" in the consolidated balance sheets.

5 | Off-balance sheet arrangements and contractual obligations

Marubeni guarantees debt of affiliated companies and third parties in the ordinary course of business. Should the guaranteed parties fail to make payments, the Company would be required to make such payments under these guarantees. The term of the guarantees is basically one year. The related guarantee fees are primarily received quarterly or semi-annually. Certain of these guarantees were secured by guarantees issued to the Company by other parties. The outstanding balance of guarantees, which approximated the maximum potential payment under these guarantees, was ¥96,806 million, including ¥42,183 million to affiliated companies, as of March 31, 2005, net of the amount secured by guarantees issued to the Company by other parties of ¥17,246 million. In the year ended March 31, 2004, these figures were ¥180,230 million, ¥110,557 million and ¥19,507 million, respectively.

6 | Significant Policies

Marubeni launched a three-year medium-term management plan, the "V" PLAN, in April 2003. The management policies formulated in the "V" PLAN aim to forge the Company into a resilient group possessing the top operational units and business portfolio in the industry. The ultimate goal is to strengthen the Company's earnings base and improve its financial position primarily through stronger portfolio management and by placing renewed emphasis on risk-return profiles. Currently, Marubeni is redoubling efforts to achieve the objectives of the "V" PLAN in the run-up to its scheduled conclusion in the fiscal year ending March 31, 2006.

From an economic, environmental and social perspective, the Marubeni Group recognizes that the support of its diverse stakeholders is crucial to conducting its business activities. Accordingly, the Group pursues activities in a manner that will mutually benefit and satisfy its customers, business partners, shareholders, employees and the local communities where it operates. At the same time, the Group implements sound management that gives due concern to protecting the natural environment, with the goal of developing a stable and sustainable base for Group operations. From a qualitative standpoint as well, the Group continues to promote stronger corporate governance and CSR activities, in parallel with renewed efforts to ensure well-equipped internal control systems and bolster the Group's compliance structure. Through these actions, the Marubeni Group is moving ahead with initiatives designed to maintain management transparency and maximize corporate value.

By the fiscal year ending March 31, 2006, the "V" PLAN targets consolidated net income of ¥50.0 billion, consolidated net interest-bearing debt of ¥2 trillion or less, and a net debt-to-equity ratio of 5 times or less.

7 | Outlook

Looking at the economic environment facing the Marubeni Group, the United States and China are expected to continue to enact more stringent economic policies amid rising prices for primary commodities. The impact of policies centered on these two countries will likely cause a slowdown in economies worldwide, leading to a more stable, if subdued, pace of global economic growth.

In the U.S., interest rates are expected to continue to climb as rising raw materials prices trigger stronger inflationary pressures. In response, growth in consumer spending and capital investment is projected to weaken, as the economy turns the corner toward a more stable growth pace. In Europe, the modest economic recovery under way is expected to remain on course. In Asia, while China's high rate of growth is forecast to continue, growth in capital goods investments will most likely be restrained by the impact of more restrictive government policies. The result will likely be a decline in the overall pace of growth in the region. In Japan, meanwhile, forecasts call for brisk exports and capital investment in light of stable global economic growth, as well as the anticipated end of production cutbacks in electronic components and devices by mid-2005. However, with no major improvements in Japan's employment and personal income picture in sight, no full-scale recovery in consumer spending appears forthcoming. As a result, economic growth is expected to remain modest for the foreseeable future.

In this context, Marubeni is managing its progress on the qualitative and quantitative targets laid out in the "V" PLAN, the three-year medium-term management plan launched in April 2003, in the run-up to the plan's scheduled completion at the end of the current fiscal year. Focused on ensuring the successful achievement of plan objectives, all Marubeni directors and regular employees are united in an effort to cement the foundations that will give Marubeni the resilient structure required to attain sustainable growth in the future, as well as realize a broader earnings base. Regarding the outlook for consolidated net income for the fiscal year ending March 31, 2006, the "V" PLAN target of ¥50.0 billion has been raised to ¥60.0 billion, since completion of the "V" PLAN is expected to yield steady improvements in profitability not only in natural resource-related fields, which are currently benefiting from favorable market conditions, but also in food, pulp and paper, overseas IPP business and other areas. Marubeni's earnings base will also be boosted further by a total of around ¥100.0 billion in new investments and financing scheduled to be implemented during the current fiscal year.

The Marubeni Group is concentrating resources in fields where it has clear advantages, as well as in fields that hold promise for future growth. In doing so, strong, decisive management is essential. With food distribution, pulp and paper, electronic materials, natural resource development, overseas IPP business and new applied technology fields all positioned as priority business areas, the Marubeni Group will continue to act decisively to bolster its presence in each of these key domains.

Consolidated Balance Sheets

Marubeni Corporation
At March 31, 2005 and 2004

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
ASSETS	**2005**	2004	**2005**
Current assets:			
Cash and cash equivalents *(Notes 2 and 16)*	**¥ 459,194**	¥ 478,731	**$ 4,291,533**
Time deposits *(Notes 7 and 16)*	**3,256**	6,753	**30,430**
Investment securities *(Notes 2, 3, 7 and 16)*:			
Marketable equity securities	**3,997**	3,387	**37,355**
Other	**28,949**	6,058	**270,551**
Notes and accounts receivable – trade *(Notes 5 and 7)*:			
Notes receivable	**101,298**	98,227	**946,710**
Accounts receivable	**783,001**	764,545	**7,317,766**
Due from affiliated companies	**94,453**	106,391	**882,738**
Allowance for doubtful accounts	**(24,620)**	(26,949)	**(230,093)**
Inventories *(Notes 2 and 7)*	**376,480**	398,617	**3,518,505**
Advance payments to suppliers	**83,529**	85,490	**780,645**
Deferred income taxes *(Note 10)*	**43,483**	32,862	**406,383**
Prepaid expenses and other current assets	**140,332**	125,852	**1,311,515**
Total current assets	**2,093,352**	2,079,964	**19,564,038**
Investments and long-term receivables:			
Affiliated companies *(Notes 2, 4 and 7)*	**325,380**	337,451	**3,040,935**
Securities and other investments *(Notes 2, 3, 7 and 16)*:			
Marketable equity securities	**207,610**	178,290	**1,940,280**
Other	**276,318**	307,575	**2,582,411**
Notes, loans and accounts receivable – trade, net of unearned interest, less allowance for doubtful accounts of ¥84,696 million ($791,551 thousand) in 2005 and ¥93,865 million in 2004 *(Notes 2, 5, 7 and 16)*	**186,096**	206,184	**1,739,215**
Property leased to others, at cost, less accumulated depreciation of ¥69,835 million ($652,664 thousand) in 2005 and ¥55,628 million in 2004 *(Notes 2 and 7)*	**248,338**	256,370	**2,320,916**
Total investments and long-term receivables	**1,243,742**	1,285,870	**11,623,757**
Property, plant and equipment, at cost *(Notes 2 and 7)*:			
Land and land improvements	**178,348**	179,450	**1,666,804**
Buildings	**284,105**	288,668	**2,655,187**
Equipment	**360,024**	322,240	**3,364,710**
Mining rights	**20,611**	18,100	**192,626**
	843,088	808,458	**7,879,327**
Accumulated depreciation	**(310,782)**	(308,944)	**(2,904,505)**
Net property, plant and equipment	**532,306**	499,514	**4,974,822**
Prepaid pension cost *(Note 9)*	**84,709**	105,797	**791,673**
Deferred income taxes *(Note 10)*	**89,284**	118,274	**834,430**
Intangible assets *(Notes 2, 6 and 9)*	**35,548**	35,477	**332,224**
Goodwill *(Notes 2 and 6)*	**27,509**	28,793	**257,093**
Other assets	**101,587**	100,505	**949,412**
Total assets	**¥4,208,037**	¥4,254,194	**$39,327,449**

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of Yen 2005	2004	Thousands of U.S. Dollars (Note 1) 2005
Current liabilities:			
Short-term loans *(Notes 7, 8 and 16)*	**¥ 344,597**	¥ 474,735	**$ 3,220,533**
Current portion of long-term debt *(Notes 7, 8 and 16)*	**314,501**	328,816	**2,939,262**
Notes and accounts payable – trade:			
Notes and acceptances payable *(Note 7)*	**207,663**	204,574	**1,940,776**
Accounts payable	**650,387**	629,279	**6,078,383**
Due to affiliated companies	**44,817**	44,228	**418,850**
Advance payments received from customers	**80,502**	76,684	**752,355**
Income taxes *(Note 10)*	**13,541**	13,262	**126,551**
Deferred income taxes *(Note 10)*	**3,849**	2,535	**35,972**
Accrued expenses and other current liabilities *(Note 7)*	**222,721**	190,705	**2,081,505**
Total current liabilities	**1,882,578**	1,964,818	**17,594,187**
Long-term debt, less current portion *(Notes 7, 8 and 16)*	**1,813,722**	1,822,473	**16,950,673**
Employees' retirement benefits *(Note 9)*	**9,319**	8,786	**87,093**
Deferred income taxes *(Note 10)*	**18,851**	23,536	**176,178**
Minority interests in consolidated subsidiaries	**40,415**	41,599	**377,711**
Commitments and contingent liabilities *(Note 18)*			
Shareholders' equity *(Note 11)*:			
Preferred stock *(Note 12)*:			
Class I with no stated value:			
Authorized shares – 100,000,000			
Issued and outstanding shares – 75,500,000 in 2005 and 2004	**37,750**	37,750	**352,804**
(aggregate liquidation preference of ¥75,500 million)			
Class II with no stated value:			
Authorized shares – 100,000,000			
No shares issued and outstanding	**–**	–	**–**
Common stock:			
Authorized shares – 4,300,000,000			
Issued and outstanding shares – 1,494,021,081 in 2005 and 2004	**194,039**	194,039	**1,813,448**
Capital surplus	**125,436**	125,430	**1,172,299**
Retained earnings	**131,195**	94,870	**1,226,121**
Accumulated other comprehensive loss *(Notes 3, 9, 10 and 13)*	**(45,126)**	(59,025)	**(421,738)**
Cost of common stock in treasury – 854,465 shares in 2005 and 714,433 shares in 2004	**(142)**	(82)	**(1,327)**
Total shareholders' equity	**443,152**	392,982	**4,141,607**
Total liabilities and shareholders' equity	**¥4,208,037**	¥4,254,194	**$39,327,449**

See accompanying notes.

Consolidated Statements of Income

Marubeni Corporation
Year ended March 31, 2005, 2004 and 2003

	Millions of Yen			Thousands of U.S. Dollars *(Note 1)*
	2005	2004	2003	**2005**
Revenues *(Note 2)*:				
Revenues from trading and other activities	**¥2,877,544**	¥2,624,011	¥2,520,531	**$26,892,935**
Commissions on services and trading margins	**161,108**	150,158	160,636	**1,505,682**
Total	**3,038,652**	2,774,169	2,681,167	**28,398,617**
(Total volume of trading transactions: 2005, ¥7,939,437 million ($74,200,346 thousand) 2004, ¥7,905,640 million 2003, ¥8,793,303 million) *(Notes 2, 4 and 14)*				
Cost of revenues from trading and other activities	**2,602,597**	2,364,708	2,256,524	**24,323,337**
Gross trading profit	**436,055**	409,461	424,643	**4,075,280**
Expenses and other:				
Selling, general and administrative expenses	**342,929**	330,032	345,612	**3,204,944**
Loss on the transfer of the substitutional portion of the employee pension fund liabilities, net of subsidy received of ¥13,405 million ($125,280 thousand) *(Note 9)*	**1,453**	–	–	**13,579**
Provision for doubtful accounts *(Note 5)*	**6,298**	805	5,660	**58,860**
Interest income	**(23,408)**	(20,361)	(26,605)	**(218,766)**
Interest expense	**43,598**	43,835	50,118	**407,458**
Dividend income	**(8,989)**	(7,198)	(6,797)	**(84,009)**
Impairment loss on investment securities *(Note 3)*	**7,438**	10,451	27,083	**69,514**
Gain on sales of investment securities *(Note 3)*	**(36,147)**	(26,528)	(14,351)	**(337,822)**
Loss (gain) on property, plant and equipment *(Note 6)*	**10,549**	1,555	(8,530)	**98,589**
Other – net *(Notes 2 and 15)*	**36,482**	17,970	16,107	**340,952**
Total	**380,203**	350,561	388,297	**3,553,299**
Income before income taxes, minority interests and equity in earnings of affiliated companies	**55,852**	58,900	36,346	**521,981**
Provision (benefit) for income taxes *(Note 10)*:				
Current	**27,230**	20,705	16,931	**254,486**
Deferred	**6,607**	14,913	(657)	**61,748**
	33,837	35,618	16,274	**316,234**
Income before minority interests and equity in earnings of affiliated companies	**22,015**	23,282	20,072	**205,747**
Minority interests	**(1,440)**	(2,988)	(3,180)	**(13,458)**
Equity in earnings of affiliated companies – net (after income tax effects) *(Notes 4 and 10)*	**20,672**	14,271	13,420	**193,197**
Net income	**¥ 41,247**	¥ 34,565	¥ 30,312	**$ 385,486**
Income available to preferred shareholders *(Note 19)*	**¥ 1,510**	¥ 442	¥ –	**$ 14,112**
Net income available to common shareholders	**¥ 39,737**	¥ 34,123	¥ 30,312	**$ 371,374**

	Yen			U.S. Dollars *(Note 1)*
Basic earnings per 100 common shares *(Note 2)*	**¥2,661**	¥2,285	¥2,030	**$24.87**
Diluted earnings per 100 common shares *(Note 2)*	**¥2,231**	¥2,016	¥1,896	**$20.85**

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

Marubeni Corporation
At March 31, 2005, 2004 and 2003

	Millions of Yen						Thousands of U.S. Dollars *(Note 1)*	
	2005		2004		2003		**2005**	
Class I preferred stock *(Note 12)*:								
Balance at beginning of year	**¥ 37,750**		¥ –		¥ –		**$ 352,804**	
Stock issued	**–**		37,750		–		**–**	
Balance at end of year	**¥ 37,750**		¥ 37,750		¥ –		**$ 352,804**	
Common stock:								
Balance at beginning of year	**¥194,039**		¥194,039		¥ 194,039		**$1,813,448**	
Balance at end of year	**¥194,039**		¥194,039		¥ 194,039		**$1,813,448**	
Capital surplus:								
Balance at beginning of year	**¥125,430**		¥ 87,765		¥ 216,993		**$1,172,243**	
Transfer to retained earnings *(Note 11)*	**–**		–		(129,228)		**–**	
Excess of proceeds from issuance of preferred stock over the amount assigned to the preferred stock account *(Note 12)*	**–**		37,665		–		**–**	
Gain on sales of treasury stock	**6**		–		–		**56**	
Balance at end of year	**¥125,436**		¥125,430		¥ 87,765		**$1,172,299**	
Retained earnings (accumulated deficit):								
Balance at beginning of year	**¥ 94,870**		¥ 64,786		¥ (94,754)		**$ 886,635**	
Net income	**41,247**	**¥41,247**	34,565	¥34,565	30,312	¥ 30,312	**385,486**	**$385,486**
Cash dividends – common and preferred stocks	**(4,922)**		(4,481)		–		**(46,000)**	
Transfer from capital surplus *(Note 11)*	**–**		–		129,228		**–**	
Balance at end of year	**¥131,195**		¥ 94,870		¥ 64,786		**$1,226,121**	
Accumulated other comprehensive loss *(Note 13)*:								
Balance at beginning of year	**¥ (59,025)**		¥ (86,441)		¥ (52,375)		**$ (551,635)**	
Unrealized gains (losses) on investment securities, net of reclassification *(Note 3)*		**11,734**		43,290		(8,749)		**109,664**
Currency translation adjustments, net of reclassification		**(1,659)**		(15,247)		(20,854)		**(15,505)**
Unrealized gains (losses) on derivatives, net of reclassification		**3,859**		(597)		(4,101)		**36,065**
Minimum pension liability adjustment *(Note 9)*		**(35)**		(30)		(362)		**(327)**
Other comprehensive income (loss), net of tax	**13,899**	**13,899**	27,416	27,416	(34,066)	(34,066)	**129,897**	**129,897**
Comprehensive income (loss)		**¥55,146**		¥61,981		¥ (3,754)		**$515,383**
Balance at end of year	**¥ (45,126)**		¥ (59,025)		¥ (86,441)		**$ (421,738)**	
Cost of common stock in treasury:								
Balance at beginning of year	**¥ (82)**		¥ (98)		¥ (8)		**$ (766)**	
Treasury stock (repurchased) sold	**(60)**		16		(90)		**(561)**	
Balance at end of year	**¥ (142)**		¥ (82)		¥ (98)		**$ (1,327)**	
Disclosure of reclassification amount for the year ended:								
Unrealized gains (losses) on investment securities arising during the period	**¥ 28,315**		¥ 51,762		¥ (19,036)		**$ 264,626**	
Less: reclassification adjustments for (gains) losses included in net income	**(16,581)**		(8,472)		10,287		**(154,962)**	
Net unrealized gains (losses)	**¥ 11,734**		¥ 43,290		¥ (8,749)		**$ 109,664**	
Currency translation adjustments arising during period	**¥ (4,295)**		¥ (17,803)		¥ (27,252)		**$ (40,140)**	
Less: reclassification adjustments for losses included in net income	**2,636**		2,556		6,398		**24,635**	
Net currency translation adjustments	**¥ (1,659)**		¥ (15,247)		¥ (20,854)		**$ (15,505)**	
Unrealized gains (losses) on derivatives arising during the period	**¥ 6,431**		¥ (5)		¥ (4,618)		**$ 60,102**	
Less: reclassification adjustments for (gains) losses included in net income	**(2,572)**		(592)		517		**(24,037)**	
Net unrealized gains (losses) on derivatives	**¥ 3,859**		¥ (597)		¥ (4,101)		**$ 36,065**	

See accompanying notes.

Consolidated Statements of Cash Flows

Marubeni Corporation
Year ended March 31, 2005, 2004 and 2003

	Millions of Yen			Thousands of U.S. Dollars *(Note 1)*
	2005	2004	2003	**2005**
Operating activities				
Net income	**¥ 41,247**	¥ 34,565	¥ 30,312	**$ 385,486**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**65,703**	54,261	63,665	**614,047**
Provision for doubtful accounts	**6,298**	805	5,660	**58,860**
Equity in earnings of affiliated companies, less dividends received	**(13,049)**	(598)	(5,555)	**(121,953)**
(Gain) loss on investment securities	**(28,709)**	(16,077)	12,732	**(268,308)**
Loss (gain) on property, plant and equipment	**10,549**	1,555	(8,530)	**98,589**
Deferred income taxes	**6,607**	14,913	(657)	**61,748**
Changes in operating assets and liabilities:				
Notes and accounts receivable	**(4,080)**	57,711	76,603	**(38,131)**
Inventories	**17,561**	(1,102)	15,637	**164,121**
Advance payments to suppliers and prepaid expenses and other assets	**(4,045)**	15,138	(1,062)	**(37,804)**
Prepaid pension cost	**21,088**	7,208	(8,819)	**197,084**
Notes, acceptances and accounts payable	**33,201**	18,839	(13,898)	**310,290**
Advance payments received from customers and accrued expenses and other liabilities	**38,199**	(2,704)	19,155	**357,000**
Income taxes	**1,283**	(637)	3,996	**11,991**
Other	**(18,029)**	17,683	5,549	**(168,497)**
Net cash provided by operating activities	**173,824**	201,560	194,788	**1,624,523**
Investing activities				
Proceeds from sales and redemptions of securities and other investments	**95,459**	106,326	108,092	**892,140**
Purchases of securities and other investments	**(66,356)**	(52,346)	(82,796)	**(620,150)**
Proceeds from sales of property, plant and equipment and property leased to others	**20,849**	15,195	47,783	**194,850**
Purchases of property, plant and equipment and property leased to others	**(65,324)**	(66,478)	(59,663)	**(610,505)**
Collection of loans receivable	**98,813**	131,470	165,363	**923,486**
Loans made to customers	**(35,545)**	(59,127)	(61,523)	**(332,196)**
Other	**(1,853)**	(17,057)	(4,015)	**(17,317)**
Net cash provided by investing activities	**46,043**	57,983	113,241	**430,308**
Financing activities				
Net decrease in short-term loans	**(119,698)**	(173,240)	(53,423)	**(1,118,673)**
Proceeds from long-term debt	**387,677**	458,836	368,218	**3,623,150**
Payments of long-term debt	**(497,929)**	(589,521)	(609,920)	**(4,653,542)**
Cash dividends paid – common and preferred stocks	**(4,922)**	(4,481)	–	**(46,000)**
(Purchase) sale of treasury stock	**(54)**	16	(90)	**(505)**
Proceeds from issuance of preferred stock	**–**	75,415	–	**–**
Other	**(3,131)**	(963)	1,214	**(29,262)**
Net cash used in financing activities	**(238,057)**	(233,938)	(294,001)	**(2,224,832)**
Effect of exchange rate changes on cash and cash equivalents	**(1,347)**	(13,385)	(14,159)	**(12,588)**
Net (decrease) increase in cash and cash equivalents	**(19,537)**	12,220	(131)	**(182,589)**
Cash and cash equivalents at beginning of year	**478,731**	466,511	466,642	**4,474,122**
Cash and cash equivalents at end of year	**¥ 459,194**	¥ 478,731	¥ 466,511	**$ 4,291,533**
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	**¥ 45,045**	¥ 45,071	¥ 52,864	**$ 420,981**
Income taxes	**27,072**	21,149	12,935	**253,009**
Non-cash investing activities:				
Exchange of assets:				
Fair value of assets received	**66**	18,397	30,270	**617**
Carrying value of assets surrendered	**14**	16,665	24,239	**131**
Contribution of securities to employee retirement benefit trusts	**–**	–	8,746	**–**

See accompanying notes.

Notes to Consolidated Financial Statements

Marubeni Corporation
Years ended March 31, 2005 and 2004

1 | Basis of Financial Statements

Marubeni Corporation (the "Company"), a Japanese corporation, maintains its books and records and prepares its financial statements in Japanese yen. The accompanying consolidated financial statements differ from the non-consolidated financial statements issued for domestic purposes in Japan. In addition to consolidation, they reflect certain adjustments not recorded in the Company's books, which in the opinion of management are appropriate to present the Company's financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States. The principal adjustments are: (1) recognition of installment sales on the accrual basis, (2) recognition of the value ascribed to warrants, (3) accounting for pension costs, (4) accounting for certain investments in debt and marketable equity securities, (5) deferred gain on sales of property for tax purposes, (6) accounting for goodwill and other intangible assets, (7) accounting for derivative instruments and hedging activities, (8) accounting for sale-leaseback of real estate and other, and (9) accounting for debt issuance costs.

Certain reclassifications have been made in the 2004 and 2003 financial statements to conform to the presentation for 2005.

The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2005 is included solely for the convenience of readers outside of Japan and has been made at ¥107 to $1, the exchange rate prevailing on March 31, 2005. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

2 | Significant Accounting Policies

Consolidation

The consolidated financial statements of the Company include the accounts of all majority owned domestic and foreign subsidiaries (together, the "Companies"). Significant intercompany transactions and accounts have been eliminated. When a subsidiary sells stock to unrelated third parties, the Company's shareholdings in the subsidiary decreases while the price per share changes, depending on the price of the new stock issued. The Company recognizes such a change in the price per share in earnings at the time of the sale of stock.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, *Consolidation of Variable Interest Entities*, an interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

The Companies applied FIN46 immediately for the Companies' interests in VIEs created after January 31, 2003, and for the Companies' interests in special purpose entities created before February 1, 2003 on October 1, 2003. The provisions of FIN 46, as revised, were adopted as of January 1 2004, for the Companies' interests in all VIEs. The adoption of FIN46 did not have a material impact on the Company's financial positions and results of operations.

Certain subsidiaries have been included on the basis of a fiscal year-end on or after December 31, but prior to the parent company's fiscal year-end of March 31. There have been no significant transactions with such subsidiaries during the intervening periods.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although the actual results could differ from those estimates, management does not believe that any differences would materially affect the consolidated financial statements of the Company.

Foreign currency translation

Assets and liabilities included in financial statements of foreign subsidiaries and affiliated companies are translated into Japanese yen at the respective year end rates. All income and expenses accounts are translated at the average rates prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive loss.

Foreign currency-denominated receivables and payables are translated into Japanese yen at the year end rates with the resulting gains and losses recognized in earnings of the year.

Cash equivalents

The Companies consider deposits in banks and securities purchased under resale agreements with an original maturity of three months or less to be cash equivalents.

Investment securities

Management determines the appropriate classification of investment securities as either trading, held-to-maturity or available-for-sale securities at the date of purchase.

Trading securities

Trading securities are held for resale in anticipation of short-term market movements. Trading securities, consisting primarily of marketable equity securities, are stated at fair value. Gains and losses are included in gain/loss on sales of investment securities.

Held-to-maturity securities

Debt securities are classified as held-to-maturity when the Companies have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Interest on securities classified as held-to-maturity is included in interest income. Declines in fair value judged to be other than temporary on held-to-maturity securities are included in impairment loss on investment securities.

Available-for-sale securities
Marketable equity securities not classified as trading and debt securities not classified as trading or held-to-maturity are classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive loss in shareholders' equity. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in fair value judged to be other than temporary on available-for-sale securities are included in gain/loss on sales of investment securities and impairment loss on investment securities, respectively. The average cost of securities sold is used in the determination of realized gains or losses. Interest and dividends on investment securities classified as available-for-sale are included in interest income and dividend income, respectively.

Inventories
Inventories, which primarily consist of commodities, merchandise and real estate held for sale, are stated at the lower of cost (primarily specific or moving average cost) or market (generally replacement cost). Inventories included real estate for sale of ¥93,338 million ($872,318 thousand) and ¥106,947 million at March 31, 2005 and 2004, respectively.

Investments
The Companies' investments in affiliated companies (investees over which the Companies have the ability to exercise significant influence) are stated at cost, adjusted for equity in their undistributed earnings or accumulated losses since acquisition. Other investments are primarily non-marketable equity securities and are stated at cost, adjusted for any declines in value judged to be other than temporary.

Loans and allowance for doubtful accounts
Loans including accounts receivable are stated at cost.

In evaluating the credit risk relating to loans, the Companies categorize them based on the potential exposures for credit ratings of debtors, geographical and other considerations. When a loan is impaired, the allowance for credit losses is determined based on discounted cash flows using the loans' initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. For other loans, the allowance for credit losses is determined based on a historical bad debt ratio by the credit risk category. When loans are legally or contractually determined to be uncollectible, the loans are offset against their respective allowances.

Cash received on impaired loans is either applied against the principal of such loans or reported as interest income, based on management's judgment with regard to the collectibility of the principal. The Companies discontinue the accrual of interest when loans are past due for a period of 180 days or more. The accrual of interest is resumed when agreements for rescheduling of payment is made and receipt of interest is probable.

Loans ninety days past due are noted as delinquent and monitored for collectibility. The recorded investments in loans ninety days past due and still accruing interest were not significant at March 31, 2005 and 2004.

Leases
The Company and certain of its subsidiaries lease fixed assets under direct financing leases and operating leases as lessors. Income from direct financing leases is recognized by amortization of unearned income over the lease term at a constant periodic rate of return on the net investment. Operating lease income is recognized over the lease term on a straight-line basis.

The Company and certain of its subsidiaries lease fixed assets under operating leases and capital leases as lessees. For capital lease obligations, interest expense is recognized over the lease term at a constant periodic rate on the lease obligation. Accumulated depreciation of the leased assets is recognized over the lease term on a straight-line basis. Rental expense on operating leases is recognized over the lease term on a straight-line basis.

Depreciation
Depreciation of property, plant and equipment (including property leased to others) is determined by the declining-balance or the straight-line method (primarily for buildings) at rates based on the estimated useful lives of the respective assets, which are from 2 to 50 years.

Mining rights
The FASB issued FASB Emerging Issue Task Force Issue 04-2, *Whether Mineral Rights are Tangible or Intangible Assets* (EITF 04-2). In this regard, the FASB also issued FASB Staff Position (FSP) No. 141-1 and 142-1, which amend SFAS 141 and SFAS142. In accordance with EITF 04-2 and FSP No. 141-1 and 142-1, all mining rights, which were previously classified as intangible assets, have been reclassified in Property, plant and equipment in the consolidated balance sheets.

Mining rights are primarily amortized by the unit-of-production method or straight-line method.

Long-lived assets other than goodwill and other intangible assets
Long-lived assets held and used are evaluated for impairment and written down to their fair value if the sum of their expected future cash flows is less than the carrying amount of the assets. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Business combinations
In accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations*, the purchase method of accounting is used for all business combinations. The Company separately recognizes and presents acquired intangible assets as goodwill or other intangible assets.

Goodwill and other intangible assets
Effective April 1, 2002, the Companies adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The Companies annually test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any.

Asset retirement obligations
Effective for the year ended March 31, 2004, the Companies adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (SFAS 143). SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The adoption of SFAS 143 did not have a material impact on the Company's financial positions and results of operations.

Financial instruments with characteristics of both liabilities and equity
Effective for the year ended March 31, 2004, the Companies adopted Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS 150). SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a material impact on the Company's financial positions and results of operations.

Revenue recognition and total volume of trading transactions
The trading transactions undertaken by the Companies take many forms and consist of those in which the Companies act as principal and those in which the Companies act as agent. In agency transactions, payment for goods is made directly by the purchaser to the supplier. The Companies derive revenues from sales of goods, performance of services and commissions on trading transactions.

Although the Companies legally act as a principal, certain transactions are reported net, as commissions, when the margins thereon are in substance considered commissions in accordance with FASB Emerging Issue Task Force Issue 99-19 *Reporting Revenue Gross as a Principal versus Net as an Agent* (EITF 99-19). When the Company is not the primary obligor and do not have general inventory risk, it generally presents the transaction net. The presentation may change according to changes in form or substance of transactions.

The total volume of trading transactions, which is voluntarily disclosed in the statements of income, includes the sales value of all transactions in which the Companies participate, regardless of the form of such transaction, based on the practice of the Japanese trading companies.

The Companies' revenues and commissions are recognized when they are realized or realizable and earned. Revenues and commissions are realized or realizable and earned when the Companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collection is reasonably assured.

Sale of goods: In acting as a principal, revenue from the sale of goods is recognized when the delivery conditions are met. These conditions are considered to have been met when the goods are received by the customer or title to securities such as bills of lading are transferred to the customer. In addition, if required the implementation testing needs to be fully completed and any future obligations need to be perfunctory and not affect the customer's final acceptance of the arrangement of revenue to be recognized.

Performance of services: Commissions are recognized when the contracted services to the third-party customers are completed. In acting as agent, the Companies recognize commissions when contracted services are fully rendered to the customers.

Long-term and large scale construction arrangements: Revenue is recognized by the completed-contract method unless reasonably dependable estimates of costs and extent of progress can be made, in which case revenue is recognized by the percentage-of-completion method.

Shipping and handling costs are included in cost of revenues.

Other expenses – net
Other expenses – net includes losses incurred in liquidating subsidiaries and affiliated companies of ¥412 million ($3,850 thousand), ¥6,549 million and ¥12,542 million for the years ended March 31, 2005, 2004 and 2003, respectively.
Other expenses – net for the year ended March 31, 2005 also includes a loss on investment in and receivables from P.T. Chandra Asri of ¥21,347 million ($199,505 thousand).

The aggregated amounts of losses on sales of loans, included in other expenses – net were ¥1,023 million and ¥1,790 million for the years ended March 31, 2004 and 2003, respectively. Such amount was not significant for the year ended March 31, 2005.

Derivative instruments and hedging activities
The Companies apply Statement of Financial Accounting Standard No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS138 and SFAS149.

The Companies recognize all derivative instruments on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a hedge will be immediately recognized in earnings. For derivative and non-derivative financial instruments designated as hedging the foreign currency exposure of a net investment in foreign subsidiaries and affiliates, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent the hedges are effective. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from the assessment of hedge effectiveness are included in other expenses – net. The Companies expect to reclassify ¥323 million ($3,019 thousand) of net gain on derivative instruments from accumulated other comprehensive income to earnings during the 12 months ending March 31, 2006, due to actual export and import transactions or receipts and payments of interest. The maximum length of time over which the Companies are hedging their exposure to the variability in future cash flows for forecasted transactions excluding those forecasted transactions related to the payments of variable interest on existing financial instruments is 24 months.

Earnings per 100 shares of common stock
The computation of basic earnings per 100 shares of common stock is based on the weighted average number of shares of common stock outstanding during the year. The computation of diluted earnings per 100 shares is based on the weighted average number of shares of common stock outstanding plus any potentially dilutive securities. For additional disclosures regarding convertible debentures and preferred stocks, refer to Notes 8, 11 and 12.

The following table sets forth the computation of basic and diluted earnings per 100 shares:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Numerator:				
Net income	**¥ 41,247**	¥ 34,565	¥ 30,312	**$385,486**
Less: Preferred stock dividends	**(1,510)**	(442)	–	**(14,112)**
Net income available to common shareholders (numerator for basic earnings per 100 shares)	**39,737**	34,123	30,312	**371,374**
Effect of dilutive securities:				
Convertible debentures	**323**	323	333	**3,019**
Preferred stock	**1,510**	442	–	**14,112**
Numerator for diluted earnings per 100 shares	**¥ 41,570**	¥ 34,888	¥ 30,645	**$388,505**
Denominator:				
Denominator for basic earnings per 100 shares – weighted average shares	**1,493,231,438**	1,493,219,051	1,493,495,279	
Effect of dilutive securities:				
Convertible debentures	**119,666,048**	119,666,048	123,151,564	
Preferred stock	**250,000,000**	117,406,406	–	
Denominator for diluted earnings per 100 shares – adjusted weighted average shares and assumed conversions	**1,862,897,486**	1,730,291,505	1,616,646,843	
	Yen			U.S. dollars
Earnings per 100 shares of common stock:				
Basic	**¥2,661**	¥2,285	¥2,030	**$24.87**
Diluted	**¥2,231**	¥2,016	¥1,896	**$20.85**

Dividends of Class I preferred stocks are deducted from net income for net income available to common shareholders.

The convertible debentures issued in 1996 with a rate of 0.85% were dilutive for the years ended March 31, 2005, 2004 and 2003. The class I preferred stock issued in 2003 was dilutive for the years ended March 31, 2005 and 2004.

3 | Marketable Equity Securities and Debt Securities

The following is a summary of available-for-sale securities and held-to-maturity securities at March 31, 2005 and 2004:

	Available-for-sale securities							
	Millions of yen							
	2005				2004			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:								
Debt securities	**¥ 701**	**¥ 183**	**¥ (2)**	**¥ 882**	¥ 5,509	¥ 80	¥ (104)	¥ 5,485
Non-current:								
Debt securities	**¥ 22,720**	**¥ 501**	**¥ (9)**	**¥ 23,212**	¥ 7,309	¥ 325	¥ –	¥ 7,634
Marketable equity securities	**140,249**	**74,516**	**(7,155)**	**207,610**	121,454	62,829	(5,993)	178,290
Total	**¥162,969**	**¥75,017**	**¥(7,164)**	**¥230,822**	¥128,763	¥63,154	¥(5,993)	¥185,924

	Thousands of U.S. dollars			
	2005			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:				
Debt securities	**$ 6,551**	**$ 1,710**	**$ (18)**	**$ 8,243**
Non-current:				
Debt securities	**$ 212,337**	**$ 4,682**	**$ (84)**	**$ 216,935**
Marketable equity securities	**1,310,738**	**696,411**	**(66,869)**	**1,940,280**
Total	**$1,523,075**	**$701,093**	**$(66,953)**	**$2,157,215**

Held-to-maturity securities

	Millions of yen							
	2005				2004			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:								
Debt securities	**¥28,067**	**¥191**	**¥(120)**	**¥28,138**	¥ 573	¥ 10	¥ –	¥ 583
Non-current:								
Debt securities	**¥14,300**	**¥816**	**¥ –**	**¥15,116**	¥42,784	¥1,488	¥(150)	¥44,122

	Thousands of U.S. dollars			
	2005			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:				
Debt securities	**$262,308**	**$1,785**	**$(1,121)**	**$262,972**
Non-current:				
Debt securities	**$133,645**	**$7,626**	**$ –**	**$141,271**

Debt securities which the Company held at March 31, 2005 and 2004 were mainly corporate bonds.

Management of the Company believes that the unrealized losses above are not other than temporary declines as either the market value has substantially recovered subsequent to the balance sheet date or the duration of decline is less than 9 months.

In addition to the securities listed above, the Companies held trading securities of ¥3,997 million ($37,355 thousand) and ¥3,387 million, at fair value, as of March 31, 2005 and 2004, respectively. The net unrealized holding losses on trading securities included in earnings for the years ended March 31, 2005, 2004 and 2003 amounted to ¥8 million, nil and ¥5 million, respectively.

The proceeds from sales of available-for-sale securities amounted to ¥50,728 million ($474,093 thousand), ¥33,717 million and ¥23,984 million for the years ended March 31, 2005, 2004 and 2003, respectively. Gross realized gains on sales of available-for-sale securities totaled ¥28,611 million ($267,393 thousand), ¥13,945 million and ¥9,356 million, and gross realized losses totaled ¥144 million ($1,346 thousand), ¥179 million and ¥846 million for the years ended March 31, 2005, 2004 and 2003, respectively.

The Company contributed certain available-for-sale securities to an employee retirement benefit trust at fair value of ¥8,746 million and recognized a loss of ¥1,611 million, which is included in gain on sales of investment securities for the year ended March 31, 2003.

The Company wrote down certain marketable investment securities whose decline in value was considered to be other than temporary to their fair value. These write-downs amounted to ¥385 million ($3,598 thousand), ¥197 million and ¥23,699 million for the years ended March 31, 2005, 2004 and 2003.

The amortized cost and estimated fair value of debt and marketable equity securities at March 31, 2005 are summarized by contractual maturity below. Expected maturities may differ from contractual maturities because the issuers of certain securities have the right to prepay obligations without prepayment penalties.

Available-for-sale securities

	Millions of yen		Thousands of U.S. dollars	
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	**¥ 701**	**¥ 882**	**$ 6,551**	**$ 8,243**
Due after one year through five years	**20,921**	**21,233**	**195,523**	**198,439**
Due after five years	**1,799**	**1,979**	**16,814**	**18,496**
Total debt securities	**23,421**	**24,094**	**218,888**	**225,178**
Marketable equity securities	**140,249**	**207,610**	**1,310,738**	**1,940,280**
Total	**¥163,670**	**¥231,704**	**$1,529,626**	**$2,165,458**

Held-to-maturity securities

	Millions of yen		Thousands of U.S. dollars	
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	**¥28,067**	**¥28,138**	**$262,308**	**$262,972**
Due after one year through five years	**14,300**	**15,116**	**133,645**	**141,271**
Total	**¥42,367**	**¥43,254**	**$395,953**	**$404,243**

4 | Affiliated Companies

Investments in and amounts due from affiliated companies at March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Investments in equity securities	**¥262,407**	¥256,404	**$2,452,402**
Long-term receivables	**62,973**	81,047	**588,533**
	¥325,380	¥337,451	**$3,040,935**

The financial information of affiliated companies at March 31, 2005 and 2004 and for the years ended March 31, 2005, 2004 and 2003, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Total assets	**¥3,096,975**	¥3,166,112	**$28,943,691**
Total liabilities	**2,458,736**	2,525,835	**22,978,841**
Net assets	**¥ 638,239**	¥ 640,277	**$ 5,964,850**

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Total volume of trading transactions	**¥5,353,268**	¥5,680,914	¥5,840,322	**$50,030,542**
Net income	**79,998**	32,753	58,711	**747,645**

The Company's transactions with affiliated companies for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Sale transactions	**¥360,027**	¥319,276	¥458,504	**$3,364,738**
Purchase transactions	**199,210**	158,592	442,467	**1,861,776**

The unamortized balance of the difference between the cost of investment in affiliated companies and the Company's equity in the net assets at the dates of acquisition amounted to ¥9,326 million ($87,159 thousand) and ¥7,221 million at March 31, 2005 and 2004, respectively.

Certain investments in the common stock of affiliated companies are marketable equity securities, which have carrying values of ¥37,325 million ($348,832 thousand) and ¥46,271 million at March 31, 2005 and 2004, respectively, with corresponding aggregate quoted market values of ¥55,908 million ($522,505 thousand) and ¥48,449 million.

5 | Loans and Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Balance at beginning of year	**¥120,814**	¥142,530	¥149,554	**$1,129,103**
Provision	**6,298**	805	5,660	**58,860**
Charge-offs	**(18,572)**	(21,096)	(7,999)	**(173,570)**
Other	**776**	(1,425)	(4,685)	**7,252**
Balance at end of year	**¥109,316**	¥120,814	¥142,530	**$1,021,645**

At March 31, 2005 and 2004, the recorded investments in loans that are considered to be impaired under SFAS 114 were ¥185,934 million ($1,737,701 thousand) and ¥264,500 million, respectively, and the allowance for credit losses related to those loans were ¥99,476 million ($929,682 thousand) and ¥111,804 million, respectively. The recorded investment in the impaired loans, net of the valuation allowance, is either secured by collateral or considered collectible based upon various analyses. The average recorded investments in impaired loans were ¥230,778 million ($2,156,804 thousand), ¥283,259 million and ¥300,570 million for the years ended March 31, 2005, 2004 and 2003, respectively. The Companies generally do not accrue for interest on those loans and recognize interest income on a cash basis, which was ¥2,901 million ($27,112 thousand) for the year ended March 31, 2005. Such amounts were not significant for the years ended March 31, 2004 and 2003.

6 | Long-Lived Assets

The gross carrying amounts and accumulated amortization of intangible assets as of March 31, 2005 and 2004 were as follows:

	Millions of yen			
	2005		2004	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:				
Licenses and operating rights	**¥22,124**	**¥ (2,541)**	¥21,605	¥ (3,792)
Software	**11,053**	**(5,243)**	9,002	(2,432)
Additional minimum pension liability	**2,337**	**(725)**	4,675	(2,694)
Other	**11,979**	**(7,069)**	12,919	(7,814)
Intangible assets not subject to amortization:				
Land rent rights	**2,841**	**–**	2,868	–
Other	**792**	**–**	1,140	–
	¥51,126	**¥(15,578)**	¥52,209	¥(16,732)

	Thousands of U.S. dollars	
	2005	
	Gross carrying amount	Accumulated amortization
Amortized intangible assets:		
Licenses and operating rights	**$206,766**	**$ (23,748)**
Software	**103,299**	**(49,000)**
Additional minimum pension liability	**21,841**	**(6,776)**
Other	**111,953**	**(66,065)**
Intangible assets not subject to amortization:		
Land rent rights	**26,552**	**–**
Other	**7,402**	**–**
	$477,813	**$(145,589)**

The amortized intangible assets acquired during the year ended March 31, 2005 totaled to ¥5,337 million ($49,879 thousand) and consisted primarily of operating rights of ¥2,346 million ($21,925 thousand) and software of ¥2,335 million ($21,822 thousand). The weighted-average amortization periods of operating rights and software acquired for the year ended March 31, 2005 are 23 years (straight-line method) and 5 years (straight-line method), respectively. The amount of the residual value of the amortized intangible assets is not significant.

The amortization expense for intangible assets was ¥5,899 million ($55,131 thousand) and ¥7,021 million for the years ended March 31, 2005 and 2004. The estimated amortization expense for the next five years is as follows:

For the year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥4,137	$38,664
2007	3,608	33,720
2008	2,702	25,252
2009	2,223	20,776
2010	1,631	15,243

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2005 and 2004, are as follows:

	Millions of yen						
	Agri-marine products	Chemicals	Energy	Transportation *and industrial* machinery	Telecom *and* information	Overseas *corporate* subsidiaries	Total
Balance at March 31, 2003	¥ –	¥1,819	¥ –	¥5,332	¥8,103	¥ 8,299	¥23,553
Goodwill acquired during the year	7,371	–	993	–	–	–	8,364
Impairment losses	–	(774)	–	(681)	–	–	(1,455)
Effect of exchange rate and other	–	46	–	(594)	(7)	(1,114)	(1,669)
Balance at March 31, 2004	**7,371**	**1,091**	**993**	**4,057**	**8,096**	**7,185**	**28,793**
Goodwill acquired during the year	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Impairment losses	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Effect of exchange rate and other	**(78)**	**56**	**(993)**	**(15)**	**–**	**(254)**	**(1,284)**
Balance at March 31, 2005	**¥7,293**	**¥1,147**	**¥ –**	**¥4,042**	**¥8,096**	**¥ 6,931**	**¥27,509**

	Thousands of U.S. dollars						
	Agri-marine products	Chemicals	Energy	Transportation *and industrial* machinery	Telecom *and* information	Overseas *corporate* subsidiaries	Total
Balance at March 31, 2004	**$68,888**	**$10,196**	**$ 9,280**	**$37,916**	**$75,663**	**$67,150**	**$269,093**
Goodwill acquired during the year	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Impairment losses	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Effect of exchange rate and other	**(729)**	**524**	**(9,280)**	**(140)**	**–**	**(2,375)**	**(12,000)**
Balance at March 31, 2005	**$68,159**	**$10,720**	**$ –**	**$37,776**	**$75,663**	**$64,775**	**$257,093**

As a result of decreases in the estimated future cash flows due to the worsened business circumstance and conditions and changes in the management strategies, the Companies recognized impairment losses on goodwill of ¥1,455 million for the year ended March 31, 2004. There was no impairment loss on goodwill recognized for the year ended March 31, 2005. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

Due to decreases in expected future cash flows below their carrying amounts, the Company and certain of its subsidiaries recognized impairment losses primarily on their facility, real estate and plant in the total amount of ¥13,558 million ($126,710 thousand), which are included in loss on property, plant and equipment on the consolidated statement of income, for the year ended March 31, 2005, based on their fair value. The fair value was primarily estimated using the discounted cashflow method and third-party appraisals. The segments affected by the impairment losses were primarily Forest product and general merchandise of ¥4,251 million ($39,729 thousand), Development and construction of ¥3,664 million ($34,243 thousand), Agri-marine products of ¥2,548 million ($23,813 thousand) and Telecom and information of ¥1,813 million ($16,944 thousand). The amounts of impairment losses for the years ended March 31, 2004 and 2003 were immaterial.

7 | Pledged Assets

The following table summarizes assets pledged as collateral for the Company's obligations at March 31, 2005 and 2004:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Time deposits	**¥ 7,967**	¥ 430	**$ 74,458**
Investment securities, securities and other investments and investments in affiliated companies	**134,882**	159,523	**1,260,579**
Notes, loans and accounts receivable – trade (current and non-current)	**40,977**	35,342	**382,963**
Inventories	**12,543**	23,732	**117,224**
Property, plant and equipment, and property leased to others, net of accumulated depreciation	**256,407**	228,481	**2,396,327**
Other assets	**10,836**	4,877	**101,271**
	¥463,612	¥452,385	**$4,332,822**

The obligations secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Short-term loans	**¥ 36,157**	¥ 19,566	**$ 337,916**
Other current liabilities	**12,930**	11,906	**120,841**
Long-term debt	**201,470**	184,444	**1,882,897**
Guarantees of contracts, etc.	**10,533**	11,552	**98,439**
	¥261,090	¥227,468	**$2,440,093**

In addition, acceptances payable at March 31, 2005 and 2004 were secured by trust receipts on inventories, the standard terms of which provide that the proceeds from the sales of any such collateral be delivered to the respective bank to be applied against outstanding acceptances. However, the Companies have, in general, followed the practice of paying acceptances on their maturity dates. Given the substantial volume of the Company's transactions, it would not be practicable to determine the total amount of inventories and/or proceeds from the sales of such inventories covered by outstanding trust receipts.

As is customary in Japan, security, if requested by a lending bank, must be given and the bank has the right to offset cash deposited with it against any debt or obligations that become due and, in the case of default or certain other specified events, against all debt payable to the bank. To date, no such request has been made to the Companies and no such rights have been exercised.

8 | Short-Term Loans and Long-Term Debt

Short-term loans at March 31, 2005 and 2004 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Short-term loans from banks and others	**¥344,597**	¥467,735	**$3,220,533**
Commercial paper	**–**	7,000	**–**
	¥344,597	¥474,735	**$3,220,533**

Long-term debt at March 31, 2005 and 2004 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
4.0% reverse dual currency notes due 2005	**¥ 11,898**	¥ 11,898	**$ 111,196**
2.12% notes due 2004	**–**	4,600	**–**
2.5% notes due 2004	**–**	8,700	**–**
2.3% notes due 2004	**–**	7,600	**–**
2.37% notes due 2004	**–**	3,400	**–**
2.13% notes due 2005	**5,800**	5,800	**54,206**
1.52% notes due 2004	**–**	10,600	**–**
1.75% notes due 2008 with prepayment options	**–**	4,400	**–**
1.2% notes due 2004	**–**	8,300	**–**
1.48% notes due 2006	**3,800**	3,800	**35,514**
1.15% notes due 2005	**36,637**	36,637	**342,402**
1.27% notes due 2006	**7,700**	7,700	**71,963**
1.13% notes due 2006	**28,100**	28,100	**262,617**
0.81% notes due 2004	**–**	27,163	**–**
Libor + 0.73% notes due 2007	**15,578**	15,578	**145,589**
2.0% notes due 2006	**15,000**	15,000	**140,187**
1.91% notes due 2006	**10,000**	10,000	**93,458**
1.27% notes due 2007	**10,000**	10,000	**93,458**
1.11% notes due 2007	**10,000**	10,000	**93,458**
1.43% notes due 2009	**10,000**	–	**93,458**
1.38% notes due 2009	**15,000**	–	**140,187**
0.86% notes due 2007	**10,000**	–	**93,458**
1.28% notes due 2009	**10,000**	–	**93,458**
0.98% notes due 2009	**10,000**	–	**93,458**
0.87% notes due 2010	**20,000**	–	**186,916**

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
1.32% notes due 2012	**¥ 10,000**	¥ –	**$ 93,458**
1.38% notes due 2012	**10,000**	–	**93,458**
1.37% notes due 2015 with prepayment options	**5,000**	–	**46,729**
0.85% convertible debentures due 2006	**64,500**	64,500	**602,804**
Medium-term notes due from 2004 to 2007 principally at rates from 0.5% to 4.6% or at floating rates	**13,572**	21,828	**126,841**
Loans from government-owned banks and government agencies:			
Secured, due serially through 2016 principally at rates from 0.2% to 6.7%	**12,922**	60,049	**120,766**
Unsecured, due serially through 2016 principally at rates from 0.9% to 5.6%	**95,524**	54,511	**892,748**
Loans principally from banks and insurance companies:			
Secured, due serially through 2018 principally at rates from 0.5% to 12.6%	**186,027**	119,875	**1,738,570**
Unsecured, due serially through 2014 principally at rates from 0.2% to 8.0%	**1,313,785**	1,427,061	**12,278,364**
Other	**187,380**	174,189	**1,751,214**
	2,128,223	2,151,289	**19,889,935**
Less current portion	**314,501**	328,816	**2,939,262**
	¥1,813,722	¥1,822,473	**$16,950,673**

To hedge against exposure related to the payment of interest and the repayment of the principal of certain short-term loans and long-term debt denominated in foreign currencies, the Company and certain of its subsidiaries enter into foreign exchange contracts.

To strengthen the asset liability management and to hedge against exposure to changes in foreign currency exchange rates, the Company and certain of its subsidiaries entered into several interest rate swap agreements, including interest rate and currency swap agreements. The floating interest rates are, in general, based upon the six-month or three-month LIBOR (London Interbank Offered Rate). The interest rate swap agreements are to remain in effect through the maturity dates of the short-term loans and long-term debt.

The indentures covering the 0.85% convertible debentures due 2006 issued in November 1996 provide that (1) the holders may convert the debentures into shares of common stock at the conversion price of ¥539 ($5.0), and (2) the debentures are redeemable at the option of the Company at price of 100% of the principal amounts after March 31, 2005.

The Company had an unused long-term line of credit arrangement of ¥200,000 million ($1,869,159 thousand) with a syndicate of financial institutions and unused long-term refinance arrangements of ¥100,786 million ($941,925 thousand) with certain financial institutions at March 31, 2005. Of such arrangements, ¥259,591 million ($2,426,084 thousand) was utilized to reclassify short-term loans and long-term debt due within one year to long-term debt on the consolidated balance sheet at March 31, 2005, as the Company had an intention and ability to refinance them when due. The Company had an unused long-term line of credit of ¥152,000 million and reclassified short-term loans and long-term debt due within one year to long-term debt of ¥119,679 million on the consolidated balance sheet at March 31, 2004.

In addition to the above, the Company and certain of its subsidiaries have unused short-term lines of credit of ¥215,000 million ($2,009,346 thousand) and $415 million at March 31, 2005.

Long-term debt subsequent to March 31, 2005 matures as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥314,501	$2,939,262
2007	404,878	3,783,907
2008	479,744	4,483,589
2009	173,220	1,618,879
2010	212,095	1,982,196
Thereafter	543,785	5,082,102

Certain agreements principally with Government-owned financial institutions provide that earlier repayment may be required if, in the judgment of the lenders, the Company or certain of its subsidiaries have achieved higher than expected earnings or received sufficient proceeds from the issuance of common stock or debentures to repay its loans. To date, none of the lenders has made such a request.

Certain of the long-term debt agreements stipulate, among other things, that the Companies, upon request, submit for the lenders' approval the proposed appropriations of income, including dividends, before such appropriations can be submitted to the shareholders. The Companies have never received such a request.

9 | Employees' Retirement Benefits

The Company and certain of its subsidiaries have unfunded lump-sum retirement plans which, in general, cover all employees other than directors. In addition, the Company and certain of its subsidiaries have contributory and non-contributory funded pension plans with independent trustees covering eligible employees. Under the terms of the lump-sum retirement plans, eligible employees are entitled under most circumstances, upon mandatory retirement or earlier voluntary severance, to indemnities based on their compensation as of the date of severance and years of service.

Effective April 1, 2003, the Company amended its welfare pension plan to introduce a cash balance plan and to reduce benefits of certain eligible people, and received approval from the Japanese government on June 5, 2003.

On April 15, 2003 and May 1, 2004, the Marubeni Welfare Pension Fund received approval from the Japanese government to transfer the future and past benefit obligations related to the substitutional portion for the government-defined benefit prescribed by the Welfare Pension Insurance Law of Japan, respectively. On August 25, 2005 the Company transferred them to the government. According to the consensus reached by the Emerging Issue Task Force on Issue No. 03-2, *Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities*, and Statement of Financial Accounting Standards No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, the Company accounted for the entire process as a settlement upon completion of the transfer to the Japanese government of the substitutional portion of the future and past benefit obligations and the related plan asset.

During the year ended March 31, 2003, the Company contributed ¥22,246 million to a trust which was established to provide pension benefits and to maintain sound funding status, and is legally segregated from the Company. During the years ended March 31, 2005 and 2004, the Company withdrew cash of ¥15,000 million ($140,187 thousand) and ¥5,000 million from the trust, respectively, since the plan assets exceeded the benefit obligations due to an increase in fair value of plan assets and the transfer of the above benefit obligations.

The measurement date used to determine pension benefit obligations and plan assets was mainly March 31.

The reconciliation of beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the Company's and certain subsidiaries' plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	**¥245,034**	¥244,268	**$2,290,037**
Service cost	**6,040**	6,051	**56,449**
Interest cost	**5,838**	6,245	**54,561**
Actuarial (gains) losses	**(97)**	2,987	**(907)**
Foreign currency exchange rate changes	**(491)**	(1,595)	**(4,589)**
Benefits paid	**(10,843)**	(12,522)	**(101,336)**
Plan amendment	**–**	(400)	**–**
Transfer of the substitutional portion of the employee pension fund and other	**(35,990)**	–	**(336,355)**
Projected benefit obligation at end of year	**209,491**	245,034	**1,957,860**
Change in plan assets			
Fair value of plan assets at beginning of year	**251,310**	232,943	**2,348,692**
Actual return on plan assets	**8,653**	29,795	**80,869**
Foreign currency exchange rate changes	**(409)**	(1,374)	**(3,822)**
Employees' contributions	**257**	253	**2,402**
Employer's contribution	**2,327**	3,537	**21,748**
Benefits paid	**(8,809)**	(8,844)	**(82,327)**
Transfer of the substitutional portion of the employee pension fund and other	**(36,521)**	(5,000)	**(341,319)**
Fair value of plan assets at end of year	**216,808**	251,310	**2,026,243**
Funded status	**7,317**	6,276	**68,383**
Unrecognized prior service cost	**(17,242)**	(18,028)	**(161,140)**
Unrecognized net loss	**90,139**	113,583	**842,421**
Net amount recognized	**¥ 80,214**	¥101,831	**$ 749,664**
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost – current	**¥ 2,106**	¥ 1,784	**$ 19,683**
Prepaid benefit cost – noncurrent	**84,709**	105,797	**791,673**
Accrued benefit liability	**(9,319)**	(8,786)	**(87,093)**
Intangible assets	**1,612**	1,981	**15,065**
Accumulated other comprehensive income, before tax	**1,106**	1,055	**10,336**
Net amount recognized	**¥ 80,214**	¥101,831	**$ 749,664**

The accumulated benefit obligation for all defined benefit pension plans was ¥201,629 million ($1,884,383 thousand) and ¥235,303 million at March 31, 2005 and 2004, respectively.

The changes in minimum liability included in other comprehensive income, excluding tax effect, were ¥55 million ($514 thousand) and ¥43 million of losses for the years ended March 31, 2005 and 2004, respectively.

The components of net pension expense of the Company's and certain subsidiaries' plans for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Service cost – benefits earned during the year	**¥ 6,040**	¥ 6,051	¥ 8,417	**$ 56,449**
Interest cost on projected benefit obligation	**5,838**	6,245	7,371	**54,561**
Expected return on plan assets	**(6,763)**	(8,214)	(7,782)	**(63,206)**
Net amortization and deferrals	**4,724**	5,799	4,580	**44,150**
Employees' contributions	**(257)**	(253)	(706)	**(2,402)**
Net loss on transfer of the substitutional portion of the employee pension fund liabilities	**1,453**	–	–	**13,579**
Net pension expense	**¥11,035**	¥ 9,628	¥11,880	**$103,131**

Details of the net loss on the transfer of the substitutional portion of the employee pension fund liabilities is as follows:

	Millions of yen	Thousands of *U.S. dollars*
Subsidy from government	¥(13,405)	$(125,281)
Settlement loss:		
Derecognition of accrued salary progression	(1,064)	(9,944)
Recognition of unrealized actuarial loss	15,922	148,804
	¥ 1,453	$ 13,579

The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Aggregate projected benefit obligation	**¥33,021**	¥30,455	**$308,607**
Aggregate fair value of plan assets	**21,802**	19,938	**203,757**

The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Aggregate accumulated benefit obligation	**¥21,600**	¥19,834	**$201,869**
Aggregate fair value of plan assets	**12,373**	11,201	**115,636**

The weighted-average assumptions used to determine benefit obligations at March 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Discount rates	**2.5%**	2.5%	2.5%
Rates of increases in future salary levels	**4.7%**	4.8%	3.3%

The weighted-average assumptions used to determine net pension expenses for the years ended March 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Discount rates	**2.5%**	2.5%	3.0%
Rates of increases in future salary levels	**4.8%**	3.3%	3.3%
Expected long-term rates of return on plan assets	**2.7%**	3.0%	3.0%

The expected long-term rates of return are calculated based on the historical returns for certain years adjusted by the target rate of return for the components of the current asset portfolio.

The weighted-average asset allocations of the Company's pension plans at March 31, 2005 and 2004 were as follows:

Asset category	2005	2004
Equity securities	**38.3%**	29.9%
Debt securities	**45.0**	42.6
Other	**16.7**	27.5
Total	**100.0%**	100.0%

Plan assets are generally invested 40%, 50% and 10% in equity securities, debt securities and other. The allocation to foreign equity and debt securities is approximately 30% of the total plan assets.

In making investment decisions, the main objective is to secure the necessary return over the long term to cover pension and retirement allowance liabilities. The primary investment policy is to analyze the risk/return characteristics by asset class and to invest in a diversified portfolio taking into consideration of the correlation between asset classes. The Company sets a policy asset mix with investments in equities, bonds, and alternative investments. Based on this policy, the Company selects multiple investment managers who execute the strategy. When selecting an investment manager, the Company gives consideration to management philosophy and content, investment management policy and investment style, investment control systems including information collection mechanism and decision-making process, compliance systems, investment experience and track record of the investment manager as well as their investment professional in charge of managing pension money.

As a result of the introduction of the cash-balance plan, the performance of certain plan assets is matched with the related pension benefits.

The benefits expected to be paid in the next ten years are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 9,186	$ 85,850
2007	9,741	91,037
2008	10,120	94,579
2009	10,450	97,664
2010	10,760	100,561
2011 – 2015	55,821	521,692
	¥106,078	$991,383

The amount of contributions expected to be paid to the plan during the year ending March 31, 2006 is approximately ¥2,400 million ($22,430 thousand).

10 | Income Taxes

The Company files a consolidated income tax return in Japan.

Total income taxes recognized for the years ended March 31, 2005, 2004 and 2003 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	**2005**
Income before income taxes, minority interests and equity in earnings of affiliated companies	**¥33,837**	¥35,618	¥16,274	**$316,234**
Equity in earnings of affiliated companies	**5,055**	3,746	6,486	**47,243**
Other comprehensive income (loss)	**7,170**	28,902	(6,403)	**67,009**
Total income taxes	**¥46,062**	¥68,266	¥16,357	**$430,486**

Taxes on income applicable to the Company would normally result in a statutory tax rates of approximately 41%, 44% (including a temporary surtax of 2%) and 44% for the years ended March 31, 2005, 2004 and 2003, respectively. A reconciliation of the statutory income tax rates to the effective income tax rates expressed as a percentage of income before income taxes, minority interests and equity in earnings of affiliated companies is as follows:

	2005	2004	2003
Statutory income tax rates	**41.0%**	44.0%	44.0%
Tax effect of subsidiaries' operations	**11.6**	16.3	28.8
Tax effect of permanent differences	**4.8**	2.6	6.5
Difference in tax rates of foreign subsidiaries	**(9.4)**	(9.8)	(15.1)
Tax effect on undistributed earnings of subsidiaries and other	**11.7**	6.0	(23.5)
Effect of tax rate change	**–**	–	12.7
Other	**0.9**	1.4	(8.6)
Effective income tax rates	**60.6%**	60.5%	44.8%

During March 2003, new tax legislation was enacted in Japan which reduced the Company's and its domestic subsidiaries' statutory income tax rate from 42% to 41% for fiscal years ending after March 31, 2004. As a result, deferred income tax balances had decreased by ¥4,201 million, which had been charged to income for the year ended March 31, 2003.

The significant components of deferred tax assets and deferred tax liabilities at March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	**2005**
Deferred tax assets:			
Allowance for doubtful accounts	**¥ 78,377**	¥ 78,828	**$ 732,495**
Inventories	**9,631**	7,422	**90,009**
Investment securities	**10,616**	22,145	**99,215**
Employees' retirement benefits	**212**	1,635	**1,981**
Unrealized profit on Intercompany transactions	**8,506**	9,262	**79,495**
Investments in affiliated companies	**9,904**	17,535	**92,561**
Net operating loss carryforwards	**29,959**	40,352	**279,991**
Other	**42,138**	30,745	**393,814**
Total deferred tax assets	**189,343**	207,924	**1,769,561**
Valuation allowance	**(32,725)**	(40,974)	**(305,841)**
Total deferred tax assets – net	**156,618**	166,950	**1,463,720**
Deferred tax liabilities:			
Property, plant and equipment	**31,940**	28,838	**298,505**
Undistributed earnings	**4,557**	4,151	**42,589**
Other	**10,054**	8,896	**93,962**
Total deferred tax liabilities	**46,551**	41,885	**435,056**
Net deferred tax assets	**¥110,067**	¥125,065	**$1,028,664**

The net changes in the valuation allowance for deferred tax assets were ¥8,249 million ($77,093 thousand) of decrease and ¥12,690 million of increase for the years ended March 31, 2005 and 2004, respectively.

At March 31, 2005, certain subsidiaries had net operating loss carryforwards amounting to ¥79,549 million ($743,449 thousand) of which ¥35,273 million ($329,654 thousand) relates to domestic subsidiaries and will expire through 2012. The reminder of ¥44,276 million ($413,795 thousand) relates to foreign subsidiaries, of which ¥38,259 million ($357,561 thousand) will expire through 2024 and ¥6,017 million ($56,234 thousand) has no expiration date.

No provision has been made for Japanese income taxes on the undistributed earnings of the Company's domestic subsidiaries earned prior to March 31, 1993 or on the undistributed earnings of the Company's foreign subsidiaries which amounted to ¥134,116 million ($1,253,421 thousand) and ¥123,004 million at March 31, 2005 and 2004, respectively. The Company considers such earnings to be permanently invested. Determination of the amount of the related unrecognized deferred income tax liability is not practicable.

Realization of the Company's net deferred tax assets is dependent on the Company generating sufficient taxable income or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

11 | Shareholders' Equity

The amount of retained earnings available for dividends under the Japanese Commercial Code (the "JCC") is based on the amount recorded on the Company's books maintained in accordance with Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements but not recorded on the books, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the JCC. Under the JCC, the unrealized gains of ¥36,903 million ($344,888 thousand) at March 31, 2005 are deducted from the net assets used in determining retained earnings available for dividends. The retained earnings available for dividends amounted to ¥25,080 million ($234,393 thousand) at March 31, 2005.

At March 31, 2005, 119,666,048 shares and 219,476,744 shares of common stock were reserved for conversion of the 0.85% convertible debentures issued in 1996 and for conversion of Class I preferred stock issued in 2003, respectively.

Effective October 1, 2001, the par value of the Company's shares was eliminated, as prescribed by an amendment of the JCC.

The JCC requires that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company be appropriated as a legal reserve to the extent that the total amount of additional paid-in capital and the legal reserve equals 25% of the common stock. The amounts of additional paid-in capital and the legal reserve were ¥95,229 million ($889,991 thousand) and nil at March 31, 2005, respectively.

At the June 26, 2002 shareholders' meeting of the Company, the shareholders approved a proposal to eliminate the Company's accumulated deficit of ¥148,072 million by an adjustment to the additional paid-in capital of ¥129,228 million and legal reserve ¥18,844 million, as permitted by the JCC. Since there are no such laws or rules in the United States, the accompanying consolidated financial statements reflect the transaction in such a way as permitted under the JCC and recorded in its statutory books. At March 31, 2005, the amount of the retained earnings would have been ¥1,967 million ($18,383 thousand) had the Company not consummated the aforementioned transaction.

12 | Preferred Stock

The Company is authorized to issue 100 million shares of Class I Preferred Stock and 100 million shares of Class II Preferred Stock. Both classes of preferred stock are non-voting and have equal preference with the Company's common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of the Company. However, during a period that no preferred dividends are paid preferred shareholders have a voting right per share until preferred dividends are declared. Preferred dividends are non-cumulative and non-participating. Preferred shareholders are entitled to a liquidation distribution at ¥1,000 ($9.35) per share and do not have the right to participate in any further liquidation distributions. The Company may repurchase and hold any classes of preferred stocks, and retire them out of earnings available for distribution to the shareholders.

Class I Preferred Stock
Class I Preferred Stock is convertible into common stock at the option of preferred shareholders during a conversion period. Class I Preferred Stock will be mandatorily converted into common stock on the date immediately following the closing date of the conversion period. At the time of issuance, the Board of Directors will determine the issue price, annual dividend (not exceed ¥100 per share), and conversion terms, including a conversion period.

On December 16, 2003, the Company issued 75.5 million shares of Class I Preferred Stock at ¥1,000 per share or ¥75,500 million in aggregate. The Company allocated ¥37,750 million to preferred stock with the remainder, net of issuance costs, recognized as capital surplus based on the JCC and the decision of the Board of Directors of the Company. The annual dividend is ¥20 ($0.19) per share. At the option of the shareholders, Class I Preferred Stock is convertible into common stock during the period from September 1, 2006 to December 12, 2013 at the conversion price, which is initially the average market closing price of the common stock of the Company traded on the Tokyo Stock Exchange (the "TSE") for the 30 business days starting from the 45th business day prior to the starting day of the conversion period, but not less than ¥50 ($0.47). The conversion price will then be reset annually on September 1 of each year from 2007 to 2013 if there is a decline in the market price of the Company's common stock, but not less than 70% of the initial conversion price or ¥50 ($0.47), whichever higher. Class I Preferred Stock shares which are not converted at the option of the shareholders will be mandatorily converted into common stock on December 13, 2013, at the conversion price determined based on the average market closing price of the common stock traded on the TSE for the 30 business days starting from the 45th business day prior to the date of mandatory conversion.

Class II Preferred Stock
Class II Preferred Stock is redeemable at the option of the Company. At the time of issuance, the Board of Directors will determine the issue price, annual dividend (not exceed ¥100 per share), and redemption terms, including a redemption price.

No shares of the Class II Preferred Stock were issued and outstanding at March 31, 2005.

13 | Other Comprehensive Income (Loss)

The amount of income tax expense or benefit allocated to each component of other comprehensive income (loss) for the years ended March 31, 2005, 2004 and 2003 was as follows:

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2005			
Unrealized gains on investment securities arising during period	**¥ 42,562**	**¥(14,247)**	**¥ 28,315**
Less: reclassification adjustments for gains included in net income	**(28,082)**	**11,501**	**(16,581)**
Net unrealized gains	**14,480**	**(2,746)**	**11,734**
Currency translation adjustments arising during period	**(2,531)**	**(1,764)**	**(4,295)**
Less: reclassification adjustments for losses included in net income	**2,993**	**(357)**	**2,636**
Net currency translation adjustments	**462**	**(2,121)**	**(1,659)**
Unrealized gains on derivatives arising during the period	**10,512**	**(4,081)**	**6,431**
Less: reclassification adjustments for gains included in net income	**(4,330)**	**1,758**	**(2,572)**
Net unrealized gains on derivatives	**6,182**	**(2,323)**	**3,859**
Minimum pension liability adjustment	**(55)**	**20**	**(35)**
Other comprehensive income	**¥ 21,069**	**¥ (7,170)**	**¥ 13,899**

	Thousands of U.S. dollars		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2005			
Unrealized gains on investment securities arising during period	**$ 397,776**	**$(133,150)**	**$ 264,626**
Less: reclassification adjustments for gains included in net income	**(262,449)**	**107,487**	**(154,962)**
Net unrealized gains	**135,327**	**(25,663)**	**109,664**
Currency translation adjustments arising during period	**(23,654)**	**(16,486)**	**(40,140)**
Less: reclassification adjustments for losses included in net income	**27,972**	**(3,337)**	**24,635**
Net currency translation adjustments	**4,318**	**(19,823)**	**(15,505)**
Unrealized gains on derivatives arising during the period	**98,243**	**(38,140)**	**60,103**
Less: reclassification adjustments for gains included in net income	**(40,467)**	**16,429**	**(24,038)**
Net unrealized gains on derivatives	**57,776**	**(21,711)**	**36,065**
Minimum pension liability adjustment	**(514)**	**187**	**(327)**
Other comprehensive income	**$ 196,907**	**$ (67,010)**	**$ 129,897**

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2004			
Unrealized gains on investment securities arising during period	¥ 87,826	¥(36,064)	¥ 51,762
Less: reclassification adjustments for gains included in net income	(14,350)	5,878	(8,472)
Net unrealized gains	73,476	(30,186)	43,290
Currency translation adjustments arising during period	(19,714)	1,911	(17,803)
Less: reclassification adjustments for losses included in net income	3,238	(682)	2,556
Net currency translation adjustments	(16,476)	1,229	(15,247)
Unrealized losses on derivatives arising during the period	361	(366)	(5)
Less: reclassification adjustments for gains included in net income	(1,000)	408	(592)
Net unrealized losses on derivatives	(639)	42	(597)
Minimum pension liability adjustment	(43)	13	(30)
Other comprehensive income	¥ 56,318	¥(28,902)	¥ 27,416

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2003			
Unrealized losses on investment securities arising during period	¥(32,115)	¥13,079	¥(19,036)
Less: reclassification adjustments for losses included in net income	17,438	(7,151)	10,287
Net unrealized loss	(14,677)	5,928	(8,749)
Currency translation adjustments arising during period	(26,053)	(1,199)	(27,252)
Less: reclassification adjustments for losses included in net income	7,050	(652)	6,398
Net currency translation adjustments	(19,003)	(1,851)	(20,854)
Unrealized losses on derivatives arising during the period	(6,966)	2,348	(4,618)
Less: reclassification adjustments for losses included in net income	873	(356)	517
Net unrealized losses on derivatives	(6,093)	1,992	(4,101)
Minimum pension liability adjustment	(696)	334	(362)
Other comprehensive loss	¥(40,469)	¥ 6,403	¥(34,066)

The accumulated balance of each component of accumulated other comprehensive losses at March 31, 2005, 2004 and 2003 was as follows:

	Millions of yen				
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Accumulated other comprehensive losses
Balance at March 31, 2002	¥ 386	¥(51,826)	¥ (715)	¥(220)	¥(52,375)
Change in the period	(8,749)	(20,854)	(4,101)	(362)	(34,066)
Balance at March 31, 2003	(8,363)	(72,680)	(4,816)	(582)	(86,441)
Change in the period	43,290	(15,247)	(597)	(30)	27,416
Balance at March 31, 2004	34,927	(87,927)	(5,413)	(612)	(59,025)
Change in the period	**11,734**	**(1,659)**	**3,859**	**(35)**	**13,899**
Balance at March 31, 2005	**¥46,661**	**¥(89,586)**	**¥(1,554)**	**¥(647)**	**¥(45,126)**

	Thousands of U.S. dollars				
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Accumulated other comprehensive losses
Balance at March 31, 2004	**$326,420**	**$(821,747)**	**$(50,588)**	**$(5,720)**	**$(551,635)**
Change in the period	**109,664**	**(15,505)**	**36,065**	**(327)**	**129,897**
Balance at March 31, 2005	**$436,084**	**$(837,252)**	**$(14,523)**	**$(6,047)**	**$(421,738)**

14 | Segment Information

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company has twelve segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. These segments are outlined as follows:

Agri-marine products: This group produces, and sells and distributes varieties of foods such as agricultural and sea-food products, processed food and beverages, raw materials and fodder and manure on a worldwide basis.
Textile: As an organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.
Forest products and general merchandise: Besides selling rubber products, footwear and housing materials, the group operates leisure facilities, manufactures and sells raw materials for paper production, paper and paperboard, and takes part in afforestation projects in Japan and internationally.
Chemicals: This group handles a wide variety of goods ranging from basic materials to leading-edge finished products for bio technology industries for sale in Japan and internationally. Especially, this group focuses on furthering bolster efficient operations in electric materials, basic chemicals, resin industries in China.
Energy: This group focuses on products related to energy such as oil and gas. It also enters into various businesses which benefit from the development of resources, such as retail gas stations.
Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.
Transportation and industrial machinery: This group imports and exports airplanes, defense-related equipment, aerospace-related equipment, vehicles, construction equipment, agro-industrial equipment, environmental and industrial equipment, personal computers and related products, and medical equipment both domestically and internationally.
Utility and infrastructure: This group develops and promotes the privatization of electricity, water and solid waste businesses both domestically and internationally. In addition, the group provides construction, installation and supplies businesses related to railroads, airports, harbors, bridges and others.
Plant and ship: This group handles projects and machinery related to steel, cement, petrochemical, fertilizer, oil refinery and gas, sells and holds new and old vessels and related materials, and operates the ship chartering business, domestically and internationally.
Development and construction: This group develops and sells condominiums, rents and leases commercial buildings and invests in and manages real estate funds and trusts in Japan, and also develops housing and residence outside of Japan.
Finance and logistics business: This group invests in and manages investment funds and trades financial instruments. It also operates a forwarding business, renders logistics related consultations and invests in infrastructure projects for logistics. In addition, this group acts as an agent in the insurance business.
Telecom and information: This group is engaged in information technology-related businesses such as: IP network infrastructures; overseas communication facilities; citizen identification-related business; cellular phones; wholesale and cable and BS/CS broadcasting; IC tag and radio frequency identification (RFID); ASP/ISP, etc., both domestically and internationally.
Domestic branches and offices: Domestic branches and offices are located throughout Japan, including Hokkaido, Tohoku, Chubu, Chugoku-Shikoku, Kyushu, and handle various merchandise and carry out related activities.
Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, primarily in North America and Europe, and handle various merchandise and perform related activities.

The Companies' operating segment information for the years ended March 31, 2005, 2004 and 2003, were as follows:

Year ended March 31, 2005	Millions of yen Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
Total volume of trading transactions:								
Outside customers	¥961,434	¥352,094	¥752,093	¥638,752	¥1,772,710	¥579,913	¥730,779	¥379,289
Inter-segment	18,421	3,217	40,284	28,721	1,241	29,361	46,813	54
Total	¥979,855	¥355,311	¥792,377	¥667,473	¥1,773,951	¥609,274	¥777,592	¥379,343
Gross trading profit	¥ 71,312	¥ 25,174	¥ 46,612	¥ 26,857	¥ 42,132	¥ 15,709	¥ 56,098	¥ 22,646
Segment net income (loss)	¥ 1,169	¥ 2,612	¥ 7,520	¥ 4,513	¥ 15,888	¥ 9,813	¥ 24	¥ 5,140
Segment assets	¥398,517	¥119,807	¥317,678	¥167,157	¥ 390,939	¥195,110	¥294,118	¥392,192
Depreciation and amortization	¥ 6,006	¥ 216	¥ 4,250	¥ 1,087	¥ 8,716	¥ 3,367	¥ 2,925	¥ 9,121
Expenditures for segment assets	¥ 6,428	¥ 253	¥ 2,514	¥ 812	¥ 9,281	¥ 8,624	¥ 1,586	¥ 9,853

Year ended March 31, 2005	Millions of yen Plant and ship	Development and construction	Finance and logistics business	Telecom and information	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥488,223	¥196,330	¥ 16,951	¥172,695	¥126,492	¥ 768,864	¥ 2,818	¥7,939,437
Inter-segment	1,214	514	4,362	3,153	15,500	301,348	(494,203)	–
Total	¥489,437	¥196,844	¥ 21,313	¥175,848	¥141,992	¥1,070,212	¥(491,385)	¥7,939,437
Gross trading profit	¥ 13,332	¥ 27,530	¥ 5,785	¥ 24,483	¥ 4,898	¥ 76,517	¥ (23,030)	¥ 436,055
Segment net income (loss)	¥ (13,519)	¥ (11,362)	¥ 4,047	¥ (9,314)	¥ (493)	¥ 6,187	¥ 19,022	¥ 41,247
Segment assets	¥338,715	¥317,692	¥128,760	¥137,758	¥ 52,844	¥ 435,506	¥ 521,244	¥4,208,037
Depreciation and amortization	¥ 1,958	¥ 2,274	¥ 260	¥ 4,524	¥ 164	¥ 9,462	¥ 11,373	¥ 65,703
Expenditures for segment assets	¥ 2,149	¥ 874	¥ 28	¥ 3,898	¥ 20	¥ 18,527	¥ 477	¥ 65,324

Year ended March 31, 2005	Thousands of U.S. dollars Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
Total volume of trading transactions:								
Outside customers	$8,985,364	$3,290,598	$7,028,907	$5,969,645	$16,567,383	$5,419,748	$6,829,710	$3,544,757
Inter-segment	172,159	30,066	376,486	268,420	11,598	274,402	437,505	505
Total	$9,157,523	$3,320,664	$7,405,393	$6,238,065	$16,578,981	$5,694,150	$7,267,215	$3,545,262
Gross trading profit	$ 666,467	$ 235,271	$ 435,626	$ 251,000	$ 393,757	$ 146,813	$ 524,280	$ 211,645
Segment net income (loss)	$ 10,925	$ 24,411	$ 70,280	$ 42,178	$ 148,486	$ 91,710	$ 224	$ 48,037
Segment assets	$3,724,458	$1,119,692	$2,968,953	$1,562,215	$ 3,653,636	$1,823,458	$2,748,766	$3,665,346
Depreciation and amortization	$ 56,131	$ 2,019	$ 39,720	$ 10,159	$ 81,458	$ 31,467	$ 27,336	$ 85,243
Expenditures for segment assets	$ 60,075	$ 2,364	$ 23,495	$ 7,589	$ 86,738	$ 80,598	$ 14,822	$ 92,084

Year ended March 31, 2005	Thousands of U.S. dollars Plant and ship	Development and construction	Finance and logistics business	Telecom and information	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	$4,562,832	$1,834,860	$ 158,421	$1,613,972	$1,182,168	$ 7,185,645	$ 26,336	$74,200,346
Inter-segment	11,346	4,804	40,766	29,467	144,860	2,816,336	(4,618,720)	–
Total	$4,574,178	$1,839,664	$ 199,187	$1,643,439	$1,327,028	$10,001,981	$(4,592,384)	$74,200,346
Gross trading profit	$ 124,598	$ 257,290	$ 54,065	$ 228,813	$ 45,776	$ 715,112	$ (215,233)	$ 4,075,280
Segment net income (loss)	$ (126,346)	$ (106,187)	$ 37,822	$ (87,047)	$ (4,607)	$ 57,822	$ 177,778	$ 385,486
Segment assets	$3,165,561	$2,969,084	$1,203,364	$1,287,458	$ 493,869	$ 4,070,150	$ 4,871,439	$39,327,449
Depreciation and amortization	$ 18,299	$ 21,252	$ 2,430	$ 42,280	$ 1,533	$ 88,430	$ 106,290	$ 614,047
Expenditures for segment assets	$ 20,084	$ 8,168	$ 262	$ 36,430	$ 187	$ 173,150	$ 4,459	$ 610,505

Year ended March 31, 2004	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥848,868	¥349,413	¥733,909	¥538,363	¥1,994,307	¥471,211	¥758,976	¥360,977
Inter-segment	7,942	3,451	37,599	26,163	707	21,995	23,627	41
Total	¥856,810	¥352,864	¥771,508	¥564,526	¥1,995,014	¥493,206	¥782,603	¥361,018
Gross trading profit	¥ 61,436	¥ 23,914	¥ 42,009	¥ 24,945	¥ 30,817	¥ 12,163	¥ 55,769	¥ 20,567
Segment net income (loss)	¥ 6,957	¥ 1,753	¥ 6,253	¥ 3,326	¥ 10,113	¥ 4,258	¥ (448)	¥ 5,068
Segment assets	¥417,735	¥127,045	¥315,720	¥147,118	¥ 319,584	¥180,257	¥306,718	¥409,193
Depreciation and amortization	¥ 6,009	¥ 318	¥ 4,382	¥ 1,209	¥ 10,226	¥ 2,714	¥ 3,536	¥ 4,047
Expenditures for segment assets	¥ 5,946	¥ 141	¥ 2,886	¥ 724	¥ 12,308	¥ 2,907	¥ 1,877	¥ 2,333

Year ended March 31, 2004	Plant and ship	Development and construction	Finance and logistics business	Telecom and information	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥610,067	¥178,247	¥ 15,872	¥164,605	¥145,796	¥ 729,620	¥ 5,409	¥7,905,640
Inter-segment	3,030	501	2,019	3,157	13,450	305,994	(449,676)	–
Total	¥613,097	¥178,748	¥ 17,891	¥167,762	¥159,246	¥1,035,614	¥(444,267)	¥7,905,640
Gross trading profit	¥ 8,836	¥ 27,909	¥ 4,900	¥ 19,952	¥ 5,427	¥ 73,458	¥ (2,641)	¥ 409,461
Segment net income (loss)	¥ (4,451)	¥ (154)	¥ 2,502	¥ (7,880)	¥ 718	¥ 4,809	¥ 1,741	¥ 34,565
Segment assets	¥343,070	¥330,506	¥144,432	¥144,195	¥ 60,625	¥ 439,013	¥ 568,983	¥4,254,194
Depreciation and amortization	¥ 374	¥ 2,712	¥ 244	¥ 4,900	¥ 184	¥ 9,658	¥ 3,748	¥ 54,261
Expenditures for segment assets	¥ 1,198	¥ 608	¥ 13	¥ 2,295	¥ 56	¥ 31,935	¥ 1,251	¥ 66,478

Year ended March 31, 2003	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation and industrial machinery	Utility and infrastructure
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥1,006,979	¥366,742	¥705,421	¥547,563	¥2,308,904	¥414,473	¥753,677	¥421,743
Inter-segment	16,534	3,535	40,355	22,365	849	27,871	22,901	107
Total	¥1,023,513	¥370,277	¥745,776	¥569,928	¥2,309,753	¥442,344	¥776,578	¥421,850
Gross trading profit	¥ 58,559	¥ 24,494	¥ 41,242	¥ 29,279	¥ 29,615	¥ 13,984	¥ 54,371	¥ 11,832
Segment net income (loss)	¥ 7,066	¥ 1,934	¥ 4,868	¥ 2,063	¥ 6,556	¥ 1,923	¥ 3,567	¥ 4,508
Segment assets	¥ 347,483	¥123,868	¥299,009	¥147,420	¥ 348,338	¥157,820	¥292,581	¥232,197
Depreciation and amortization	¥ 5,206	¥ 378	¥ 3,323	¥ 4,320	¥ 5,452	¥ 2,477	¥ 1,791	¥ 2,977
Expenditures for segment assets	¥ 8,710	¥ 199	¥ 3,851	¥ 2,418	¥ 5,507	¥ 1,153	¥ 1,375	¥ 2,641

Year ended March 31, 2003	Plant and ship	Development and construction	Finance and logistics business	IT business	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥732,978	¥185,346	¥ 32,479	¥381,758	¥158,639	¥ 771,859	¥ 4,742	¥8,793,303
Inter-segment	3,498	494	5,355	4,404	14,296	293,508	(456,072)	–
Total	¥736,476	¥185,840	¥ 37,834	¥386,162	¥172,935	¥1,065,367	¥(451,330)	¥8,793,303
Gross trading profit	¥ 13,866	¥ 34,027	¥ 6,523	¥ 32,559	¥ 6,081	¥ 72,827	¥ (4,616)	¥ 424,643
Segment net income (loss)	¥ 1,277	¥ (205)	¥ 3,344	¥ (7,990)	¥ 836	¥ 4,943	¥ (4,378)	¥ 30,312
Segment assets	¥392,244	¥376,963	¥169,504	¥245,103	¥ 60,764	¥ 491,371	¥ 636,817	¥4,321,482
Depreciation and amortization	¥ 283	¥ 3,411	¥ 12,000	¥ 4,452	¥ 197	¥ 9,561	¥ 7,837	¥ 63,665
Expenditures for segment assets	¥ 582	¥ 2,072	¥ 7,475	¥ 2,868	¥ 117	¥ 14,521	¥ 6,174	¥ 59,663

Effective April 1, 2003, the name of the IT segment was changed to the Telecom and information business segment.

The accounting policies of the reportable segments are the accounting principles generally accepted in Japan.

Corporate and elimination includes differences in accounting principles generally accepted in Japan and those in the United States. The principal differences are described in Note 1.

Intersegment transactions are generally priced in accordance with the prevailing market prices.

Revenues from external customers by country for the year ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of yen			Thousands of U.S. dollars
Country	**2005**	2004	2003	**2005**
Japan	**¥2,235,433**	¥2,074,965	¥2,004,744	**$20,891,897**
United States of America	**404,195**	429,211	406,922	**3,777,523**
United Kingdom	**104,993**	80,427	78,167	**981,243**
Other	**294,031**	189,566	191,334	**2,747,954**
Total	**¥3,038,652**	¥2,774,169	¥2,681,167	**$28,398,617**

Revenues from external customers are attributed to countries based on the location of operations.

Long-lived assets, including property leased to others, by country as of March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
Country	**2005**	2004	**2005**
Japan	**¥481,329**	¥513,060	**$4,498,402**
United States of America	**115,689**	115,985	**1,081,206**
Philippines	**60,604**	67,817	**566,393**
Other	**158,570**	94,499	**1,481,962**
Total	**¥816,192**	¥791,361	**$7,627,963**

Revenues from external customers by product for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of yen			Thousands of U.S. dollars
Product	**2005**	2004	2003	**2005**
Machinery	**¥ 536,028**	¥ 418,960	¥ 431,029	**$ 5,009,607**
Energy	**48,842**	38,300	37,626	**456,467**
Metals	**299,195**	255,300	246,809	**2,796,215**
Chemicals	**696,714**	594,733	557,318	**6,511,346**
Forest products and general merchandise	**334,475**	346,164	337,823	**3,125,935**
Agri-marine products	**662,389**	623,150	546,776	**6,190,552**
Textile	**314,568**	327,246	337,517	**2,939,888**
Development and construction	**146,441**	170,316	186,269	**1,368,607**
Total	**¥3,038,652**	¥2,774,169	¥2,681,167	**$28,398,617**

There is no concentration by customer.

15 | Foreign Currency Transactions

Net foreign currency transaction gains and losses included in other income–net amounted to ¥2,713 million ($25,355 thousand) of gains for the year ended March 31, 2005 and ¥5,087 million and ¥5,331 million of losses for the years ended March 31, 2004 and 2003, respectively.

Net foreign currency transaction gains and losses include translation gains and losses resulting from remeasuring the financial statements of certain subsidiaries in highly inflationary economies into Japanese yen.

16 | Financial Instruments

Risk management
Substantially all the derivative instruments which the Company and certain of its subsidiaries hold are utilized to hedge related market risks, and gains and losses on the derivative instruments are offset against losses and gains on the hedged assets and liabilities. The Company and certain of its subsidiaries also enter into derivative transactions for trading purposes. The Company has internal regulations regarding positions and loss limits and the actual positions and gains/losses are periodically reported to management. Although the Company and certain subsidiaries are exposed to credit risks in the event of nonperformance by the counterparties, such risks are minimized by avoiding a concentration of counterparties, selecting counterparties with high credit ratings and maintaining strict credit control.

The Company and certain of its subsidiaries have separate departments which confirm their financial transactions with the counterparties from the departments which execute them. In addition, the Company has as its "middle-office" a "Risk Management Division," in its Tokyo Head Office. The Risk Management Division independently performs direct confirmation procedures with the counterparties to each transaction and the month-end outstanding balances, analyzes various risks and exposures, reports the results of the analysis, and monitors and controls financial risks. Furthermore, the Risk Management Division obtains derivative transaction data from the financial subsidiaries and foreign corporate subsidiaries, reports to management periodically in cooperation with the related departments, and strengthens the Company's unified global control over derivative transactions.

Foreign exchange contracts
The Company and certain of its subsidiaries conduct business in various foreign currencies and enter into foreign exchange contracts principally to hedge foreign currency denominated transactions and receivables and payables to minimize the effect of foreign currency fluctuations. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the years ended March 31, 2005, 2004 and 2003.

Interest rate swap agreements, including interest rate and currency swap agreements
The Company and certain of its subsidiaries enter into interest rate swap agreements primarily to change the fixed interest rates on the principal of certain debt securities, loans receivable, short-term loans and long-term debt to floating interest rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the years ended March 31, 2005, 2004 and 2003. In addition, the Company and certain of its subsidiaries enter into interest rate swap agreements for trading purposes on a limited basis.

Commodity futures and forward contracts
The Company and certain of its subsidiaries enter into commodity futures and forward contracts principally as a means of hedging the risks associated with certain inventories, commitments and forecasted transactions. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from the assessment of hedge effectiveness were not significant for the years ended March 31, 2005, 2004 and 2003.

Other derivative instruments
The Company and certain of its subsidiaries utilize option contracts primarily to hedge the risks associated with changes in interest rates and exchange rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the years ended March 31, 2005, 2004 and 2003. In addition, the Company and certain of its subsidiaries enter into other derivative contracts for trading purposes on a limited basis.

Fair value of financial instruments
The estimated fair value of the financial instruments of the Companies has been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

The following methodologies and assumptions were used by the Companies in estimating the fair value disclosures of the financial instruments:

Cash and cash equivalents, and time deposits: the carrying amounts of the cash and cash equivalents, and time deposits reflected in the consolidated balance sheets approximate their fair value.

Investment securities, securities and other investments: the fair value of marketable equity securities is based on quoted market prices. The carrying amount of the marketable equity securities reflected in the balance sheets represents their fair value. The fair value of investments in debt securities is based on quoted market prices or estimated using discounted cash flow analyses, based on the estimated current rates offered to the issuers for securities with similar terms and remaining maturities. It was not practicable to estimate the fair value of the investments other than marketable equity securities and debt securities without incurring excessive costs. The carrying amount of the portion of the portfolio for which fair value could not be estimated was ¥238,806 million ($2,231,832 thousand) and ¥257,157 million at March 31, 2005 and 2004, respectively, and represents the cost of this portion of the portfolio, which management believes is not impaired.

Non-marketable securities of ¥167,362 million ($1,564,131 thousand), included in the above at March 31, 2005, included those securities that were not evaluated for impairment because the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments, in the amounts of ¥166,742 million ($1,558,336 thousand).

Long-term notes, loans and accounts receivable – trade: the fair value of long-term notes, loans and accounts receivable – trade is estimated using discounted cash flow analyses, based on the interest rates currently being offered to borrowers for similar long-term notes, loans and accounts receivable – trade with similar credit ratings. The fair value of accounts receivable with collectibility concerns is reflected at their carrying value less the related allowance for doubtful accounts.

Short-term loans: the carrying amount of the short-term loans reflected in the accompanying consolidated balance sheets approximates their fair value.

Long-term debt: the fair value of long-term debt is estimated using discounted cash flow analyses, based on the current borrowing rates for borrowing arrangements with similar terms and remaining maturities.

Foreign exchange contracts: the fair value of foreign exchange contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

Interest rate swap agreements: the fair value of interest rate swap agreements is estimated using discounted cash flow analyses, based on the current swap rates for interest rate swap agreements with similar terms and remaining periods.

Commodity futures and forward contracts: the fair value of commodity futures contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

The carrying amounts and fair value of financial instruments and the derivative instruments at March 31, 2005 and 2004 were as follows (amounts in parentheses represent liabilities):

	Millions of yen				Thousands of U.S. dollars	
	2005		2004		2005	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Short-term investments in debt securities	**¥ 28,949**	**¥ 29,020**	¥ 6,058	¥ 6,068	**$ 270,551**	**$ 271,215**
Long-term investments in debt securities	**37,512**	**38,328**	50,418	51,756	**350,579**	**358,206**
Long-term notes, loans and accounts receivable – trade (less allowance for doubtful accounts)	**186,096**	**186,832**	206,184	205,588	**1,739,215**	**1,746,093**
Long-term debt	**(2,128,223)**	**(2,154,141)**	(2,151,289)	(2,115,799)	**(19,889,935)**	**(20,132,159)**
Derivative instruments – assets:						
Interest rate swap agreements	**22,095**	**22,095**	26,627	26,627	**206,495**	**206,495**
Foreign exchange contracts	**3,411**	**3,411**	2,698	2,698	**31,879**	**31,879**
Commodity futures and forward contracts and other	**76,810**	**76,810**	48,527	48,527	**717,850**	**717,850**
Derivative instruments – liabilities:						
Interest rate swap agreements	**(6,031)**	**(6,031)**	(8,096)	(8,096)	**(56,364)**	**(56,364)**
Foreign exchange contracts	**(2,427)**	**(2,427)**	(5,807)	(5,807)	**(22,682)**	**(22,682)**
Commodity futures and forward contracts and other	**(80,748)**	**(80,748)**	(52,292)	(52,292)	**(754,654)**	**(754,654)**

17 | Concentration of Credit Risk

Although the Company operates as a general trading business, their fields of business comprise export, import, domestic and offshore trading in a wide variety of industrial, agricultural and consumer products, and also involve all levels of the production process from planning, investment, and research and development, through production, distribution and marketing. In addition, the Company operates in substantially all geographic areas of the world, and their customers are diversified. Accordingly, management of the Company believes there is no significant concentration of credit risk among its customers or in its investments. The Company requires collateral to the extent considered necessary.

18 | Commitments and Contingent Liabilities

Lessor:

The Company and certain of its subsidiaries lease containers, vessels and certain other assets, some of which are classified as direct financing leases. Net investments included in Notes, loans and accounts receivable – trade in the accompanying consolidated balance sheets at March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Total minimum lease payments to be received	**¥ 30,985**	¥ 29,946	**$ 289,579**
Less unearned income	**(10,878)**	(10,577)	**(101,663)**
Net investments in direct financing leases	**¥ 20,107**	¥ 19,369	**$ 187,916**

The total minimum lease payments to be received by year at March 31, 2005 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 3,982	$ 37,215
2007	3,971	37,112
2008	3,709	34,664
2009	3,420	31,963
2010	2,873	26,850
Thereafter	13,030	121,775
Total	¥30,985	$289,579

The Company and certain of its subsidiaries also lease power stations, containers, office buildings and certain other assets under operating leases. The cost and accumulated depreciation of the leased property at March 31, 2005 and 2004 are shown on the accompanying consolidated balance sheets. At March 31, 2005, the future minimum rentals to be received on non-cancelable operating leases were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 32,009	$ 299,150
2007	27,857	260,346
2008	25,120	234,766
2009	22,687	212,028
2010	19,396	181,271
Thereafter	125,561	1,173,467
Total	¥252,630	$2,361,028

Lessee:

The Company and certain of its subsidiaries lease containers, office equipment and certain other assets, some of which are classified as capital leases. At March 31, 2005, the cost and accumulated depreciation of the leased property, included primarily in Property, plant and equipment in the accompanying consolidated balance sheets, are ¥36,304 million ($339,290 thousand) and ¥15,586 million ($145,664 thousand), respectively.

The total future minimum lease payments under capital leases by year together with the capital lease obligations at March 31, 2005 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥ 7,966	$ 74,449
2007	6,838	63,907
2008	2,683	25,075
2009	1,698	15,869
2010	621	5,804
Thereafter	360	3,363
Total minimum lease payments	20,166	188,467
Less amount representing interest	(1,523)	(14,233)
Capital lease obligation	¥18,643	$174,234

The Company and certain of its subsidiaries also lease containers, communication facility, vessels and certain other assets under operating leases. Rental expense amounted to ¥17,855 million ($166,869 thousand), ¥19,448 million and ¥17,269 million for the years ended March 31, 2005, 2004 and 2003, respectively.

At March 31, 2005, the future minimum rental payments under non-cancelable operating leases were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2006	¥12,044	$112,561
2007	9,478	88,579
2008	8,966	83,794
2009	7,924	74,056
2010	5,588	52,224
Thereafter	21,465	200,608
Total	¥65,465	$611,822

The future minimum rentals to be received under noncancelable subleases corresponding to the above future minimum rental payments were not significant at March 31, 2005.

For the year ended March 31, 2003, the Company sold to a third party the buildings and property of Osaka headquarters and Nagoya branch for ¥12,500 million and ¥2,900 million, respectively, and leased back these facilities. The lease terms are 10 years and 2 years, respectively. The Company does not have continuing involvement under the sale-leaseback transactions.

The Company had commitments to make additional investments or loans in aggregate amounts of approximately ¥53,000 million ($495,327 thousand) and ¥4,000 million at March 31, 2005 and 2004, respectively.

The Company guarantees debt of affiliated companies and third parties in the ordinary course of business. Should the guaranteed parties fail to make payments, the Company would be required to make such payments under these guarantees. The term of the guarantees is basically one year. The related guarantee fees are primarily received quarterly or semi-annually. Certain of these guarantees were secured by secondary guarantees issued to the Company by other parties. The outstanding balance of guarantees, which approximated the maximum potential payment under these guarantees, was ¥96,806 million ($904,729 thousand), including ¥42,183 million ($394,234 thousand) to affiliated companies, at March 31, 2005, net of the amount secured by secondary guarantees issued to the Company by other parties of ¥17,246 million ($161,178 thousand). The comparable amounts at March 31, 2004 were ¥180,230 million, ¥110,557 million and ¥19,507 million, respectively.

The Company, its subsidiaries and affiliated companies conduct business activities on a global scale and are involved in transactions which are subject to review and jurisdiction by a wide range of authorities, both in Japan and abroad. Such business activities are not without risk and, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2005 would not have a material effect on the consolidated financial position or results of operations of the Companies.

19 | Subsequent Events

At the June 24, 2005 annual meeting, the shareholders approved the payments of cash dividends of ¥4 ($0.04) per share of common stock or ¥5,973 million ($55,822 thousand) in aggregate and of ¥20 ($0.19) per share of Class I preferred stock issued in 2003 or ¥1,510 million ($14,112 thousand) in aggregate.

Report of Independent Auditors

ERNST & YOUNG

ERNST & YOUNG SHINNIHON
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1191
Fax: 03 3503 1277

Report of Independent Auditors

The Board of Directors and Shareholders
Marubeni Corporation
(Marubeni Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of Marubeni Corporation (the "Company") as of March 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marubeni Corporation at March 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 1. In our opinion, such statements have been translated on such basis.

Ernst & Young ShinNihon

April 26, 2005
except for paragraph 1 of Note 19, as to which date is
June 24, 2005

Overseas Network



Africa	Europe	Middle East	CIS	Oceania	China
Abidjan	Athens	Abu Dhabi	Almaty	Auckland	Beijing
Addis Ababa	Berlin	Amman	Khabarovsk	Melbourne	Chang Chun
Algiers	Bucharest	Ankara	Kiev	Perth	Chengdu
Harare	Budapest	Baghdad	Moscow	Sydney	Dalian
Johannesburg	Dublin	Cairo	Tashkent		Guangzhou
Lagos	Düsseldorf	Doha	Yuzhno-Sakhalinsk		Hong Kong
Lusaka	Hamburg	Dubai			Kunming
Nairobi	London	Istanbul			Nanjing
Tripoli	Madrid	Kabul			Ningbo
	Milan	Muscat			Qingdao
	Oslo	Riyadh			Shanghai
	Paris	Sana'a			Shenzhen
	Prague	Tehran			Tianjin
	Risley				Xiamen
	Stockholm				
	Warsaw				



Asia

Bangkok
Calcutta
Chittagong
Colombo
Dhaka
Goa
Hanoi
Ho Chi Minh City
Islamabad
Jakarta
Kaohsiung
Karachi
Kota Kinabalu
Kuala Lumpur
Kuching
Lahore
Manila
Mumbai (Bombay)
New Delhi
Phnom Penh
Seoul
Sibu
Singapore
Taipei
Ulan Bator
Vientiane
Yangon

North America

Calgary
Detroit
Houston
Los Angeles
Mexico City
New York
Omaha
Portland
Silicon Valley
Toronto
Vancouver
Washington D.C.

Central and South America

Bogotá
Buenos Aires
Caracas
Lima
Rio de Janeiro
Salvador
San José
Santiago
São Paulo

Overseas Corporate Subsidiaries

Marubeni America Corporation
(New York)

Marubeni Canada Ltd.
(Vancouver)

Marubeni Mexico S.A. de C.V.
(Mexico City)

Marubeni Venezuela C.A.
(Caracas)

Marubeni Brasil S.A.
(São Paulo)

Marubeni Argentina S.A.
(Buenos Aires)

Marubeni Chile LTDA.
(Santiago)

Marubeni Europe P.L.C.
(London)

Marubeni Nigeria Ltd.
(Lagos)

Marubeni Saudi Arabia Co., Ltd.
(Riyadh)

Marubeni Iran Co., Ltd.
(Tehran)

Marubeni India Private Ltd.
(New Delhi)

Marubeni Singapore Pte. Ltd.
(Singapore)

Dagangterus Sdn. Bhd.
(Kuala Lumpur)

Marubeni Thailand Co., Ltd.
(Bangkok)

P.T. Marubeni Indonesia
(Jakarta)

Marubeni Philippines Corporation
(Manila)

Marubeni China Co., Ltd.
(Shanghai)

Marubeni Hong Kong & South China Ltd.
(Hong Kong)

Marubeni Taiwan Co., Ltd.
(Taipei)

Marubeni Korea Corporation
(Seoul)

Marubeni Australia Ltd.
(Sydney)

Marubeni New Zealand Ltd.
(Auckland)

(As of April 1, 2005)

Major Subsidiaries and Affiliates

Agri-Marine Products

company name	main business	nationality	ownership
• Beni Frozen Corporation	Wholesale of frozen foods	Japan	85.0%
• Benirei Corporation	Refrigerated warehousing and wholesale of marine products	Japan	93.7%
Central Japan Grain Terminal Co., Ltd.	Grain warehousing, stevedoring and transportation operations	Japan	50.0%
• Cia. Iguaçu de Café Solúvel	Production of instant coffee	Brazil	64.6%
• Columbia Grain International, Inc.	Grain trading	U.S.A.	100.0%
Great Wall Food (Dalian) Co., Ltd.	Broiler farming and processing	China	40.0%
• *Marubeni Chikusan Corporation*	*Marketing of livestock, meats and processed products*	*Japan*	99.9%
• Marubeni Egg Corporation	Production and sales of eggs	Japan	100.0%
• Marubeni Foods Corporation	Wholesale of coffee, tea, alcoholic beverages and foodstuffs	Japan	99.9%
• Marubeni Foods Investment Co., Ltd.	Investment in retailers for the Agri-Marine Products Group of Marubeni	Japan	100.0%
• Marubeni Nisshin Feed Co., Ltd.	Manufacture of compound feed	Japan	60.0%
• Marukoh Fisheries Co., Ltd.	Wholesale of domestic and imported tuna	Japan	99.1%
• Melitta Japan Ltd.	Coffee filter paper, equipment trading	Japan	60.0%
• Nacx Nakamura Corporation	Wholesale, transportation and processing of frozen foods, and refrigerated warehousing	Japan	70.0%
• Nippon Chunky Co., Ltd.	Broiler GPS farming & PS production	Japan	100.0%
• North Pacific Seafoods, Inc.	Processing and wholesale of marine products	U.S.A.	100.0%
• Pacific Grain Terminal Ltd.	Grain warehousing, stevedoring and transportation	Japan	77.0%
• Rangers Valley Cattle Station Pty. Ltd.	Cattle feedlot operation	Australia	100.0%
• Rice World Co., Ltd.	Wholesale of rice and processed rice	Japan	99.0%
S Foods Inc.	Meat and variety meat processing and sales	Japan	15.0%
• Seiwa Shokuhin Co., Ltd.	Wholesale of frozen foods	Japan	70.0%
• Stork Corporation	Catering services	Japan	70.0%
Ten Corporation	Management of "Ten-Don" fast-food chain	Japan	50.6%
The Maruetsu, Inc.	Supermarket chain	Japan	30.2%
The Nisshin OilliO Group, Ltd.	Seed crushing and sales of edible oils, fine chemicals and healthy food products	Japan	15.2%
Tobu Store Co., Ltd.	Supermarket chain	Japan	25.1%
Tokyo Allied Coffee Roasters Co., Ltd.	Manufacture and wholesale of roasted coffee	Japan	23.8%
• Tokyo Flour Milling Co., Ltd.	Flour milling	Japan	59.4%
Toyo Sugar Refining Co., Ltd.	Sugar refining	Japan	39.3%
Viñas Argentinas S.A.	Production of wine and must	Argentina	40.0%
Weifang Meicheng Foodstuffs Company Ltd.	Broiler farming and processing	China	20.0%
Yamaboshiya Co., Ltd.	Wholesale of confectionery	Japan	44.7%

Textile

company name	main business	nationality	ownership
• Benny Toyama Corporation	Manufacture of fishing nets and warp-knit products	Japan	96.7%
Erawan Textile Co., Ltd.	Spinning and weaving of cotton and polyester/cotton fabrics	Thailand	37.2%
Fabricant Co., Ltd.	Production and sales of *Lacoste*-brand clothing	Japan	33.4%
• JIANGYIN NIKKE WORSTED SPINNING CO., LTD.	Production and sales of combed wool	China	30.0%
• Kyoto Marubeni Co., Ltd.	Wholesale of Japanese kimonos and related products	Japan	99.9%
• Marubeni Fashion Link, Ltd.	Wholesale of fabrics, textile products, and fashion accessories	Japan	100.0%
• Marubeni Fashion Planning Corp.	Consulting on fashion merchandising, planning, design and research	Japan	100.0%
• Marubeni Intex Co., Ltd.	Wholesale of industrial and interior textiles, ready-made goods and materials	Japan	99.4%
• Marubeni Mate Co., Ltd.	Uniform rentals and subcontracting of related clerical operations, planning, production and sales	Japan	100.0%
• Marubeni Tex Co., Ltd.	Wholesale of textile piece goods	Japan	100.0%
• Marubeni Textile Asia Ltd.	Import, export and domestic trading of textile materials and garments	China	100.0%
• Marubeni Textile Business Support, Ltd.	Receiving and transfer operations for textile products	Japan	100.0%
• Marubeni Textile (Shanghai) Co., Ltd.	Import, export and domestic trading of textile materials and garments via bases in Ch na	China	100.0%
• Pacific Clothing Inc.	Design, production and sales of casual wear	Japan	70.0%
• Passport Fashion Company Limited	Production and quality control of apparel made up overseas	China	100.0%
• SHANGHAI TONG NUAN HONG KNITTING CO., LTD.	Production and sales of socks	China	90.0%
• Shanghai Xin Hong Textile Co., Ltd.	Spinning of synthetic yarn	China	65.0%
• SHANGHAI XIN SONG HONG TEXTILE DECORATIONS CO., LTD.	Manufacture of acrylic print mats	China	86.8%

• Consolidated subsidiary

• SHANGHAI XIN YUAN HONG YARN DYEING CO., LTD.	Dyeing of synthetic blends, cotton and wool	China	50.0%
Thai Textile Development & Finishing Co., Ltd.	Dyeing and finishing of medium- to heavy-weight cotton and synthetic fabrics	Thailand	27.5%
Tokai Dyeing Co., (Thailand) Ltd.	Dyeing, printing and finishing of cotton and synthetic fabrics	Thailand	31.2%
• WONDERFUL SAIGON GARMENT CO., LTD.	Export of uniforms and other clothing	Vietnam	39.6%

Forest Products & General Merchandise

company name	main business	nationality	ownership
• CAMS Chain Corporation	Wholesale of a full range of car accessories	Japan	33.3%
Daishowa-Marubeni International Ltd.	Manufacture and sales of pulp	Canada	50.0%
• Forestnet Co., Ltd.	Sales and marketing of printing/writing paper by Internet, and other related services	Japan	65.0%
• Fukuyama Paper Co., Ltd.	Manufacture of corrugating medium and paper tube materials	Japan	55.0%
• Koa Kogyo Co., Ltd.	Manufacture of corrugating medium, containerboard and printing paper	Japan	77.5%
• Marubeni Building Materials Co., Ltd.	Wholesale of wood products and construction materials	Japan	100.0%
• Marubeni Business Machines (America), Inc.	Sale of copying machines and other office equipment to Central and South America	U.S.A.	100.0%
• Marubeni Cement & Construction Materials Co., Ltd.	Wholesale of cement and construction materials	Japan	90.0%
• Marubeni CLS Corporation	Sales of synthetic leather	Japan	100.0%
• Marubeni Footwear Inc.	Export, import and sales of footwear	Japan	100.0%
• Marubeni Footwear Resources Limited	Footwear sourcing, selection and footwear production and plant sites, product planning and development	China	100.0%
• Marubeni International Commodities (Singapore) Pte. Ltd.	Sale of natural rubber and related products	Singapore	100.0%
• Marubeni Lumber Co., Ltd.	Sawmilling and wholesale of logs and lumber	Japan	100.0%
• Marubeni Office Supply Co., Ltd.	Conversion and sales of information processing paper	Japan	97.1%
• Marubeni Paper & Pulp Logistics Co., Ltd.	Integrated logistics management of imported and domestic paper and pulp products	Japan	91.9%
• Marubeni Paper Recycle Co., Ltd.	Assortment and sales of waste paper	Japan	100.0%
• Marubeni Pulp & Paper North America Inc.	Sale of paper, paperboard, wood pulp and wood chips	U.S.A.	100.0%
• Marubeni Pulp & Paper Sales Co., Ltd.	Wholesale of all types of paper	Japan	88.2%
• Marubeni Pulp & Paper Sales Europe GmbH	Sale of thermal paper, inkjet paper and pulp	Germany	100.0%
• Marubeni Techno Rubber Corporation	Wholesale of rubber materials and chemicals	Japan	100.0%
Marusumi Paper Co., Ltd.	Manufacture and sales of printing paper and pulp	Japan	32.2%
• N.V. Yokohama Belgium S.A.	Sale of Yokohama tires in Belgium and Luxembourg	Belgium	66.6%
• Pan Pacific Fiber, Inc.	Waste paper collection and sales	U.S.A.	66.7%
• Precision Japan Ltd.	Sale of shafts, grips and other golf club tuning components and accessories	Japan	100.0%
• Southern Plantation Forest Pty. Ltd.	Hardwood plantation, chip production and sales activities	Australia	57.1%
Thaimac STR Co., Ltd.	Sales and production of natural block rubber (STR)	Thailand	49.0%
• UNIMAC Rubber Company Ltd.	Production and sales of natural rubber	Thailand	75.0%
• WA Plantation Resources Pty Ltd.	Wood chip export and plantation	Australia	60.0%
Yokohama Reifen GmbH	Sale of Yokohama tires mainly in Germany	Germany	25.0%

Chemicals

company name	main business	nationality	ownership
• Agrovista B.V.	Holding company of agrochemicals distribution companies in the U.K. and the Netherlands	U.K.	100.0%
• Agrovista France S.A.S.	Holding company of agrochemicals and home and garden products distribution companies in France	France	100.0%
Ain Medical Systems Inc.	Dispensing pharmacies	Japan	29.8%
Ain Pharmaciez Inc.	Dispensing pharmacies, retail stores for health & beauty products and cosmetics	Japan	15.1%
Beijing Asahi Glass Electronics Co., Ltd.	Manufacture and sales of multiform and frit glass	China	20.0%
CMK Electronics (WUXI) Co., Ltd.	Development, manufacture and sales of PCB (printed circuit boards)	China	20.0%
Dampier Salt Limited	Production and sales of salt and gypsum	Australia	20.4%
• Fujifilm Hungary Ltd. (Fujifilm Magyarorszag Kft.)	Sales and service for Fujifilm products and related merchandise in Hungary	Hungary	100.0%
• Helena Chemical Company	Distribution of agrochemicals, fertilizer and seeds	U.S.A.	100.0%
• Image Ukraine CJSC	Sales of photosensitive materials and products	Ukraine	76.0%
Japan Opt Display Technology Co., Ltd.	Manufacture and sale of liquid crystal color filters and processing of related components	Japan	30.0%

• Consolidated subsidiary

• Jiangmen Senkei Chemical Tank Storage Co., Ltd.	Operation of molten caprolactam storage facilities	China	100.0%
Katakura Chikkarin Co., Ltd.	Manufacturing of fertilizer, marketing of LPG, feedstuffs and foods	Japan	24.6%
• Marubeni Chemical Asia Pacific Pte. Ltd.	Import/export/offshore trade of organic and specialty chemicals	Singapore	100.0%
• Marubeni Chemix Corporation	Sales and foreign trade of organic chemicals and specialty chemicals	Japan	100.0%
• Marubeni Chemicals (Shanghai) Co., Ltd.	Export/import of chemicals, tripartite trade, bonded-area trading and consulting	China	100.0%
• Marubeni Information Technology (Shanghai) Co., Ltd.	Import/export of electronic-related components and materials	China	100.0%
• Marubeni Plax China Ltd.	Export/import of plastics materials and products, and construction materials	China	100.0%
• Marubeni Plax Corporation	Sales and foreign trade of plastic products and resin	Japan	100.0%
• Marubeni Specialty Chemicals (Europe) GmbH	Sales and foreign trade of specialty chemicals in Europe	Germany	100.0%
• Marubeni Specialty Chemicals Inc.	Sales and foreign trade of specialty chemicals in the U.S.	U.S.A.	100.0%
• M-I Chemicals Co., Ltd.	Manufacture and sales of PVC compounds	Japan	100.0%
Mizushima Paraxylene Co., Ltd.	Production and sales of paraxylene	Japan	50.0%
Nantong Rayon Chemical Co., Ltd.	*Manufacture and sale of PMMA resin*	*China*	20.0%
• Nantong Wanhong Agrochemical Co., Ltd.	Formulation and sales of agrochemicals	China	85.0%
Nissan-Agri Co., Ltd.	Production and sales of fertilizer, sales of agricultural chemicals and golf-related business	Japan	35.0%
• Polyglory (Hong Kong) Ltd.	Manufacture and sales of PE films	China	87.0%
• Polytech Incorporated	Manufacture and sales of polyester sheet	Japan	100.0%
P.T. Fukusuke Kogyo Indonesia	Manufacture and sales of PE films	Indonesia	35.0%
• Saitama Pet Bottle Recycle Co., Ltd.	Production and sales of PET flakes made from used PET bottles	Japan	100.0%
Shanghai Asahi Electronic Glass Co., Ltd.	Manufacture and sales of glass bulbs for CRT	China	25.0%
• Shinko Chemical Terminal Co., Ltd.	Manufacture, sales, transportation and management of storage terminals of chemical products	Japan	85.5%
• Tianjin Benny Sulphur Co., Ltd.	Import, processing and sale of molten sulphur	China	67.2%
Wuxi Zhenyu Chemical Co., Ltd.	*Production and sales of sulphuric acid, SOP and hydrochloric acid*	*China*	44.4%
• ZAO Fujifilm RU	Sales of photosensitive materials and products	Russia	100.0%

Energy

company name	main business	nationality	ownership
• Energy U.S.A. Inc.	Nuclear energy-related business	U.S.A.	100.0%
• Marubeni Energy Corporation	Sales of petroleum products; operation of oil terminals and service stations	Japan	66.6%
• Marubeni Ennex Corporation	Management and operation of oil and gas terminals	Japan	100.0%
• Marubeni Liquefied Gas Corporation	Sales of LPG; operation of LPG filling stations	Japan	100.0%
• *Marubeni International Petroleum (Singapore) Pte. Ltd.*	*Petroleum trading primarily in Asia and Oceania*	*Singapore*	100.0%
• Marubeni LNG International B.V.	Investment in the Qatargas LNG Project	Netherlands	100.0%
• Marubeni Oil & Gas (U.K.) Limited	Oil and gas development and production in the North Sea	U.K.	100.0%
• Marubeni Oil & Gas (USA) Inc.	Oil and gas development and production in the Gulf of Mexico	U.S.A	100.0%
• Marubeni Utility Services, Ltd.	Sales of nuclear power plant-related components and services	Japan	100.0%
• MIECO Inc.	Petroleum trading primarily in North America and the Pacific Rim	U.S.A.	100.0%
• MQL International B.V.	Investment in the Qatargas LNG Project	Netherlands	100.0%
Qatar LNG Service Agency Co., Ltd.	LNG importing services	Japan	50.0%
• Ravva Oil (Singapore) Pte. Ltd.	Oil and gas development and production in India's Ravva oilfield	Singapore	100.0%
Shenzhen Sino-Benny LPG Co., Ltd.	Import and sales of LPG in China	China	49.0%
• *Toh-hoku Sekiyugas Co., Ltd.*	*Sales of petroleum products and LPG*	*Japan*	100.0%

Metals & Mineral Resources

company name	main business	nationality	ownership
ANT Minerals Pty. Ltd.	Investing in McArthur River zinc mine in Australia	Australia	20.0%
East Cheer Investment Ltd.	Investment in Shenzhen KTM Glass Substrates Co., Ltd., a company that manufactures and sells glass disk substrates for hard disk drives	China	40.0%
• Marubeni Aluminium Australia Pty. Ltd.	Investment in aluminum business in Australia and sales of aluminum ingots	Australia	100.0%
• Marubeni Coal Pty. Ltd.	Investment in coal business in Australia	Australia	100.0%
• Marubeni LP HOLDING B.V.	Investing in Los Pelambres copper mine in Chile	Netherlands	100.0%
• Marubeni Metals & Minerals (Canada) Inc.	Investment in aluminum business in Canada and sale of aluminum ingots	Canada	100.0%
• Marubeni Metals Corporation	Sales of nonferrous and light metal products	Japan	100.0%
• Marubeni Tetsugen Co., Ltd.	Sales of raw materials for steelmaking, ferro alloys and other minerals	Japan	100.0%
• Marubeni Thermal Coal Pty. Ltd.	Investment in Dartbrook coal mine in Australia	Australia	100.0%
NMBG (H.K.) Ltd.	Production and sales of intermediate materials used in production of printed circuit boards	China	30.0%

• Consolidated subsidiary

Silbasa-Silicio de Alta Pureza da Bahia S.A.	Production and sales of high purity ferro silicon	Brazil	24.6%
Toyo-Memory Technology Sdn. Bhd.	Production of aluminum disks for hard disk drives (HDDs)	Malaysia	40.0%

Transportation Machinery

company name	main business	nationality	ownership
• Avenue Machinery Corporation	Sales of Kubota- and AGCO- brand agricultural equipment	Canada	100.0%
CODACA Holding & Investment Co., Ltd.	Import, assembly and distribution of Hino trucks	Guatemala	49.0%
• Gallery Automotive Group, LLC.	Sales and service of BMW, Volkswagen and Mazda vehicles	U.S.A.	100.0%
Hitachi Construction Machinery (Australia) Pty. Ltd.	Sales and service of construction machinery in Australia	Australia	20.0%
• Koyo Line Ltd.	Ship management, brokerage and trade of ship equipment and others	Japan	100.0%
Kubota Construction Machinery (Shanghai) Co., Ltd.	Import, sales and after-service for Kubota small-scale construction machinery	China	25.0%
Kubota (Deutschland) GmbH	Sales and service of Kubota tractors, generators, engines and construction machinery	Germany	20.0%
Kubota (U.K.) Ltd.	Sales and service of Kubota tractors, generators, engines and construction machinery	U.K.	40.0%
Kubota Canada Ltd.	Sales and service of Kubota tractors, generators, engines and construction machinery	Canada	20.0%
Kubota Europe S.A.	Sales and service of Kubota tractors, generators, engines and construction machinery	France	26.2%
Kubota Tractor Australia Pty. Ltd.	Sales and service of Kubota tractors, generators, engines and construction machinery	Australia	20.0%
• Long Island Automotive Group, Inc.	Sales and service of Volvo, Land Rover, Jaguar and Porsche vehicles	U.S.A.	100.0%
• Marubeni Aerospace America Corporation	Export of aircraft, engines, onboard equipment, space products and these parts to Japan	U.S.A.	100.0%
• Marubeni Aerospace Corporation	Sales, export, import and lease of aircraft, engines, onboard equipment, satellites and those parts	Japan	100.0%
• Marubeni Auto & Construction Machinery America, Inc.	Sales, import and export of automobiles and construction machinery, and investment	U.S.A.	100.0%
• Marubeni Auto and Construction Machinery (Russia) Co., Ltd.	Import, sales and after-service of construction machinery	Russia	100.0%
• Marubeni Auto Dirkes GmbH	Sales and service of Nissan, Mitsubishi and Fiat vehicles	Germany	100.0%
• Marubeni Auto Investment (UK) Limited	Sales and service of Toyota and Peugeot vehicles	U.K.	100.0%
• Marubeni Aviation International Ltd.	Aircraft lease/finance and export of helicopters, onboard equipment and these parts to Japan	U.K.	100.0%
• Marubeni Aviation Services Ltd.	Investment in aircraft engine development programs and leasing of aircraft	Cayman Islands	100.0%
• MARUBENI CONSTRUCTION MACHINERY POLAND SP.Z.O.O.	Sales of Komatsu construction machinery	Poland	100.0%
• Marubeni Construction Machinery Sales, Inc.	Sales of construction machinery	Japan	100.0%
• Marubeni Vehicle Corporation	Export, import and domestic sales of automobiles and parts	Japan	100.0%
• Marubeni-Komatsu Ltd.	Import, sales and service of construction machinery	U.K.	100.0%
• N.V. Marubeni Auto and Construction Machinery (Europe) S.A.	Import, distribution and service of Nissan vehicles and parts	Belgium	100.0%
• N.V. Nissan Belgium S.A.	Wholesale and distribution of Nissan vehicles	Belgium	100.0%
Nissan Diesel America, Inc.	Import, distribution and service of Nissan Diesel trucks	U.S.A.	50.0%
• Nissan Marubeni Ltda.	Import, distribution and service of Nissan vehicles, trucks and parts	Chile	100.0%
• Nissan Norge AS	Import, distribution and service of Nissan vehicles and parts	Norway	100.0%
• Nissan Poland Ltd.	Import, distribution and service of Nissan vehicles and parts	Poland	100.0%
• Nissan Sverige AB	Import, distribution and service of Nissan vehicles and parts	Sweden	100.0%
• Royal Maritime Corporation	Ship leasing and financing	Liberia	100.0%
P.T. Astra Multi Finance	Consumer financing of vehicles	Indonesia	20.0%
• Toyota Ghana Company Limited	Import and distribution of Toyota vehicles	Ghana	100.0%
• UD Trucks (Oceania) Pty. Ltd.	Import and distribution of Nissan Diesel trucks	Australia	100.0%

• Consolidated subsidiary

Industrial Machinery & Information Business

company name	main business	nationality	ownership
• com Partners Co., Ltd.	Outsourcing of Internet/telephone support services and solution services for companies	Japan	70.9%
Ecomanage Corporation	Design, implementation, contracting and consulting for waste treatment business	Japan	40.0%
• Global Access Ltd.	Providing international/domestic combined bandwidth via own fiber-optic cable	Japan	99.9%
• Global Solution KK	Internet access service, ASP and iDC service provider	Japan	99.9%
Japan Cablenet Holdings Limited	CATV and telecommunication operation, and management of CATV operators	Japan	23.0%
Koala Television Co., Ltd.	CATV services in Matsudo and Nagareyama, Chiba, Japan	Japan	20.5%
LCA Holdings Pty. Ltd.	Manufacture and sales of lighting equipment and fixtures	Australia	45.0%
• Marpless Communication Technologies (Pty.) Ltd.	Sales and engineering of telecommunication equipment in Africa	South Africa	51.0%
• Marubeni Citizen-Cincom Inc.	Sales of Citizen machine tools	U.S.A.	60.0%
• Marubeni Disc Systems, Inc.	Sales of optical disc, CD and DVD machinery	U.S.A.	80.0%
• Marubeni Information Systems Co., Ltd.	Operation and development of information and communication systems	Japan	66.0%
Marubeni Infotec Corporation	Wholesale of PCs and peripheral equipment, semiconductors and electronics components	Japan	46.9%
• Marubeni Machinery Co., Ltd.	Sales and distribution of printing machinery and industrial machinery	Japan	100.0%
• Marubeni Network Systems (Europe) B.V.	Sales and engineering of telecom systems mainly in Europe and Africa	Netherlands	100.0%
• Marubeni Solutions Corporation	Sales of computers, network products, semiconductor-related products, and SI	Japan	100.0%
• Marubeni Solutions USA Corporation	Marketing and sales of advanced electronic equipment/devices	U.S.A.	100.0%
• Marubeni Tekmatex Corporation	Import, export and domestic sales of textile machinery	Japan	100.0%
• Marubeni TEKMATEX (Thailand) Co., Ltd.	Sales and technical services for textile plants and machinery	Thailand	49.0%
• Marubeni Techno-Systems Corporation	Sales of machinery relating to media, food, beverage, packaging, chemical and environmental equipment	Japan	100.0%
• Marubeni Telecom Co., Ltd.	Sales of telecommunications services and equipment, IT solutions and mobile contents	Japan	70.8%
Marunouchi Direct Access Ltd.	Area local exchange carrier, providing last-mile solutions to supply dark fiber in Marunouchi, Tokyo	Japan	49.0%
• Mighty Card Corporation	Planning, manufacture and sales of contactless IC tag systems	Japan	84.8%
• Mystery Channel Inc.	Broadcast of *Mystery Channel* on satellite broadcasting and CATV	Japan	67.3%
Ogihara Europe Ltd.	Sales and manufacture of automotive body panels and pressing die	U.K.	46.5%
• Shinnihon Reiki Co., Ltd.	Engineering and construction of industrial-use cooling towers and accessories	Japan	100.0%
• TEKMATEX, INC.	Import sale of textile machinery, components and others	U.S.A.	100.0%
• Tekmatex Europe S.A.S	Sales of air jet looms, water jet looms and sizing machines and export of European textile machinery. Sales of other textile machinery imported from Japan	France	100.0%
Unipres Mexicana S.A. de C.V	Sales and manufacture of automotive body panels	Mexico	18.8%
Unipres U.S.A. Inc.	Sales and manufacture of automotive body panels	U.S.A.	25.0%

Plant, Power & Infrastructure Projects

company name	main business	nationality	ownership
Aquasistema Salina Cruz S.A. de C.V.	Build-operate-transfer (BOT) water recycling and desalination project for PEMEX	Mexico	50.0%
• Armada Power Holdings, S.L.	Holding company of overseas power assets	Spain	100.0%
Asia Gulf Power Holding Company	Investment in Taweelah B power and water project in Abu Dhabi	Cayman Islands	35.0%
• Axia Power Holdings Australia B.V.	Holding company of overseas power assets	Netherlands	100.0%
Carthage Power Company sarl	Build-operate-own (BOO) retail power business in Tunisia	Tunisia	40.0%
Chengdu Générale des Eaux-Marubeni Waterworks Co., Ltd.	BOT water supply project for Chengdu Municipal Government, Sichuan Province	China	40.0%
Companiá de Nitrógeno de Cantarell S.A. de C.V.	Production and supply of nitrogen for PEMEX of Mexico	Mexico	35.0%
Companiá de Servicios de Compresión de Campeche, S.A. de C.V.	Compression of associated gas at Cantarell oil field in Mexico	Mexico	50.0%
Concesionaria Aguas Residuakes de Juarez, S.A. de C.V.	BOT business with sewage treatment facility in Ciudad Juarez, Mexico	Mexico	50.0%
Eastern Power and Electric Company Limited	IPP in Thailand	Thailand	28.0%
• Fuel Cell Japan, Co., Ltd.	Operation and maintenance of molten carbonate fuel cells	Japan	100.0%
• Geoenergia de Guanacaste Ltda.	Geothermal IPP in Costa Rica	Costa Rica	100.0%
• Hamanasu Wind Power Corporation	IPP of Shimamaki Wind Farm, Hokkaido	Japan	100.0%
Jenets Co., Ltd.	Metering of potable water and wastewater usage, utility fee collection services	Japan	47.5%
KAFCO Japan Investment Co., Ltd.	Investment and related services for Karnaphuri Fertilizer Co., Ltd.	Japan	26.8%
KAJI TECHNOLOGY CORPORATION	Manufacture and sales of pressing machines, textile machines, cast products, and industrial machinery	Japan	36.9%
• MARCOP Inc.	Production and sales of pulverized coal to Gary steel plants in the U.S.	U.S.A.	100.0%
• Marubeni Asian Power Ltd.	Asset management, marketing and development of power projects in Asia Pacific	Hong Kong	100.0%
• Marubeni Energy Services Corporation	Operation and maintenance of Mindanao Geothermal Power Plant units 1 and 2	Philippines	100.0%

• Consolidated subsidiary

• Marubeni Europower Ltd.	Asset management, marketing and development of power projects in Europe, Middle East and Africa	U.K.	100.0%
• Marubeni Plant Contractor Inc.	Civil work and installation of plants in the U.S.	U.S.A.	100.0%
• Marubeni Power Development Corporation	Development and operation of overseas IPP projects	Japan	100.0%
• Marubeni Power International Inc.	Marketing and development of power projects in Inter-American region	U.S.A.	100.0%
• Marubeni Power Systems Corporation	Engineering, procurement and construction services for overseas power projects	Japan	100.0%
• Marubeni Protechs Corporation	Export, transport and installation of equipment and machines, plant construction, cement, pulp and paper, nonferrous metals, sugar, plywood and steel, oil and petrochemical plants	Japan	100.0%
• MCP Iron Oxide, Inc.	Investment in American Iron Oxide Company, a joint venture manufacturing high-purity iron oxide	U.S.A.	100.0%
• Mibugawa Power Company	Operation and management of Mibugawa Hydro Power Station	Japan	100.0%
Millmerran Power Partnership	IPP in Queensland, Australia	Australia	30.0%
• Minami-Kyushu Wind Power Corporation	Sales of wind-generated electricity produced in Kagoshima, Japan	Japan	80.0%
• Mindanao I Geothermal Partnership	Geothermal IPP in Mindanao, Philippines	Philippines	100.0%
• Mindanao II Geothermal Partnership	Geothermal IPP in Mindanao, Philippines	Philippines	100.0%
Misaki Wind Power Corporation	Sales of wind-generated electricity produced in Ehime, Japan	Japan	49.0%
PPN Power Generating Company Limited	IPP in India	India	26.0%
• P.T. Matlamat Cakera Canggih	Marketing, development, contracting and execution for power projects in Indonesia	Indonesia	75.0%
Sakhalin Shelf Service Company	Management of equipment-supply base for Sakhalin Project	Russia	25.0%
San Roque Power Corporation	IPP of San Roque Multipurpose Dam Project	Philippines	92.5%
Sarakitomanai Wind Power Corporation	Sales of wind-generated electricity produced in Hokkaido, Japan	Japan	49.0%
SEC HoldCo, S.A.	Wind power generation business operations in Spain	Spain	50.0%
• Sithe Ichon Cogeneration Co., Ltd.	Sales of wind-generated electricity in Ichon, Korea	Korea	100.0%
• SmartestEnergy Ltd.	Consolidation and sales of electricity and green benefits in the U.K.	U.K.	100.0%
• Smithfield Power Partnership	IPP in South Wales, Australia	Australia	100.0%
• Swift Spinning Inc.	Production of cotton yarns	U.S.A.	100.0%
Tapal Energy (Private) Ltd.	Sales of diesel-generated electricity produced in Pakistan	Pakistan	40.0%
• Transport Systems Engineering Co., Ltd.	Planning and development of transport systems	Japan	100.0%
Tratamiento de Aguas de Culiacan S.A. de C.V.	BOT business with sewage treatment facility in Culiacan, Mexico	Mexico	50.0%
Uni-Mar Enerji Yatirimlari A.S.	IPP in Turkey	Turkey	33.3%
Youngduk Wind Power Co., Ltd.	Sales of wind-generated electricity in Youngduk, Korea	Korea	34.0%
• Yuya Wind Power Corporation	Sales of wind-generated electricity produced in Yamaguchi, Japan	Japan	90.0%

Development & Construction

company name	main business	nationality	ownership
• Benny Estate Service Co., Ltd.	Property management of condominiums, buildings and commercial complexes	Japan	99.3%
• Fuyo Kanko Co., Ltd.	Operation of Fuyo Country Golf Club	Japan	74.5%
Japan REIT Advisors Co., Ltd.	Management of real estate investment and assets	Japan	36.0%
• Kohei Co., Ltd.	Operation of golf courses	Japan	100.0%
Koshigaya Community Plaza Co., Ltd.	Development and leasing of commercial complexes	Japan	42.9%
Lima Land, Inc.	Development and sales of industrial estate in Batangas State in the Philippines	Philippines	40.0%
• Marubeni Real Estate Co., Ltd.	Development and leasing of real estate	Japan	100.0%
• Marubeni Real Estate Sales Co., Ltd.	Sales and marketing of real estate	Japan	100.0%
• Marubeni Setzbi Corporation	Engineering and construction of air-conditioning systems, facilities and snow machines	Japan	75.4%
• P.T. Megalopolis Manunggal Industrial Development	Development, sales and operation of industrial estate on the outskirts of Jakarta, Indonesia	Indonesia	60.0%
P.T. Mekanusa Cipta and four companies	Housing development in Cibubur, Indonesia	Indonesia	26.0%
• Park Lane Co., Ltd.	Operation of Hotel Park Lane Tsurumi and Nishikasai	Japan	100.0%
• Shanghai House Property Development Co., Ltd.	Development of housing estates for local residents in Shanghai	China	60.0%
Shanghai International Realty Co., Ltd.	Leasing of housing for expatriates in Shanghai	China	30.0%
Sin Heap Lee-Marubeni Sdn. Bhd.	Development and sales of housing in suburb of Kuala Lumpur, Malaysia, and operation of golf course	Malaysia	40.0%
Tipness Co., Ltd.	Operation of sports club and facilities	Japan	28.6%
• Tsunagu Network Communications, Inc.	Internet service provider for condominiums	Japan	60.0%

• Consolidated subsidiary

Finance & Logistics Business

company name	main business	nationality	ownership
Avanti Staff Corporation	Temporary staff placement, recruitment services, outsourcing and training services	Japan	42.5%
Bauan International Port, Inc.	Port and harbor operations	Philippines	20.0%
Eastern Sea Laem Chabang Terminal Co., Ltd.	Container terminal operation in Thailand	Thailand	30.0%
GCI Capital Co., Ltd.	Investment advisory house, provision of foreign exchange margin trade	Japan	19.4%
• iSigma Capital Corporation	Investment fund management company	Japan	100.0%
• Liaison Planning Inc.	Advertisement planning and production; production of published material; exhibition and event planning	Japan	100.0%
Lima Logistics Corporation	Warehousing and logistics operations	Philippines	29.0%
• Logipartners Inc.	Management and operation of various logistics centers, distribution and related consulting services	Japan	100.0%
• Marnix Corporation	Insurance brokerage, risk consulting	Japan	100.0%
• Marnix Europe Ltd.	Insurance brokerage	U.K.	100.0%
• Marubeni Capital America Corporation	Investment in pre-IPO stock funds and hedge funds	U.S.A.	100.0%
• Marubeni Document Systems Inc.	Preparation of shipping documentation	Japan	100.0%
• Marubeni International Finance p.l.c.	General finance operations	U.K.	100.0%
• Marubeni Logistics Corporation	Warehousing and logistics services	Japan	100.0%
• Marubeni Safenet Co., Ltd.	Insurance agency	Japan	100.0%
• Marubeni Transport Service Corporation	Logistics services	U.S.A.	100.0%
MG Leasing Corporation	General leasing	Japan	25.0%
• New Marble Insurance Company Pte. Ltd.	Marine cargo reinsurance company for Marubeni group companies	Singapore	100.0%
Shanghai Waihong International Logistics Co., Ltd.	Warehousing and logistics services	China	25.0%
Thai Logistics Service Co., Ltd.	Export and domestic logistics operations in Thailand	Thailand	45.0%

Iron & Steel Strategies and Coordination Dept.

company name	main business	nationality	ownership
Marubeni Construction Material Lease Co., Ltd.	Leasing and sales of temporary construction materials	Japan	35.2%
Marubeni-Itochu Steel Inc.	Manufacture, processing, import, export and sales of steel products	Japan	50.0%
Thai Cold Rolled Steel Sheet Public Co., Ltd.	Manufacture of cold-rolled steel sheet	Thailand	37.6%

Business Incubation Dept.

company name	main business	nationality	ownership
• Given Imaging KK	Sales company in Japan for capsule endoscopes	Japan	34.0%

Others

company name	main business	nationality	ownership
• Carlisle Leasing International, LLC	Containers for sea transport	U.S.A.	100.0%
• Colombia Grain, Inc.	Grain export/local terminal	U.S.A.	100.0%
• FAZIX	Development of programs for analysis of protein structure and function	U.S.A.	100.0%
• MAC TRAILER LEASING LLC	Lease of refrigeration and freezer trailers for overland transport	U.S.A.	100.0%
• Marubeni Finance Corporation	Loan and zero balance transactions for the Marubeni Group	Japan	100.0%
• Marubeni Finance Holland B.V.	General finance operations and group finance	Netherlands	100.0%
• Marubeni Management Resources Corporation	Management services and consulting	Japan	100.0%
• MARUBENI SERVICE CORPORATION	Maintenance services for buildings and product sales	Japan	100.0%
• MARICS CO., LTD.	Credit management-related consulting and services	Japan	100.0%
Shanghai Baihong Trading Co., Ltd.	Wholesaling of domestic and imported commodities, export of domestic products	China	49.0%

(As of July 1, 2005)

• Consolidated subsidiary

Directors, Corporate Auditors and Corporate Vice Presidents

MEMBERS OF THE BOARD

Chairman

Tohru Tsuji

President and CEO

Nobuo Katsumata

Executive Deputy President

Shigeki Kuwahara
Executive Corporate Officer, Regional Strategy & Coordination Dept., and Research Institute; Advisor to the President for Plant, Power & Infrastructure Projects Div., and Iron & Steel Strategies and Coordination Dept.

Corporate Executive Vice Presidents

Akira Matsuda
Executive Corporate Officer, Corporate Communications Dept., Corporate Planning & Coordination Dept., and Legal Dept.

Makoto Isogai
Advisor to the President for Forest Products & General Merchandise Div., Chemicals Div., and Development & Construction Div.

Kazuo Ogawa
Advisor to the President for Energy Div., Metals & Mineral Resources Div., Finance & Logistics Business Div. and Business Incubation Dept.

Corporate Senior Vice Presidents

Tomoyuki Nakayama
Advisor to the President for Agri-Marine Products Div., and Textile Div.

Teruo Asada
Executive Corporate Officer, General Affairs Dept., Corporate Accounting Dept. and Finance Dept.

Michio Kuwahara
Advisor to the President for Transportation Machinery Div., and Industrial Machinery & Information Business Div.

Masaru Funai
CIO; Executive Corporate Officer, Human Resources Dept., Information Strategy Dept., and Risk Management Dept.

Members of the Board

Masao Fujii
Takaji Kunimatsu

CORPORATE AUDITORS

Yuji Kato
Susumu Watanabe
Hiroaki Shinoda
Kazuto Baba

CORPORATE VICE PRESIDENTS

Corporate Executive Vice President

Kazuhiko Sakamoto
General Manager for the Americas; President and CEO, Marubeni America Corporation

Corporate Senior Vice Presidents

Tadatsugu Nakajima
Chief Operating Officer, Metals & Mineral Resources Div.

Ko Mori
Chief Operating Officer, Chemicals Div.

Hitoshi Sakamoto
General Manager for Europe & Africa; Managing Director and CEO, Marubeni Europe P.L.C.

Fumihiko Wada
Senior Corporate Officer, Regional Strategy & Coordination Dept.

Makoto Itoh
General Manager for ASEAN

Mamoru Sekiyama
Chief Operating Officer, Plant, Power & Infrastructure Projects Div.

Koichi Mochizuki
Chief Operating Officer, Energy Div.

Toru Nishimi
Chief Operating Officer, Finance & Logistics Business Div.; Executive Corporate Officer, Iron & Steel Strategies and Coordination Dept., and Business Incubation Dept.

Corporate Vice Presidents

Tadao Manabe
General Manager for China; President, Marubeni China Co., Ltd.

Hiroshi Koyabu
Chief Operating Officer, Textile Div.

Tetsuro Sakamoto
Chief Operating Officer, Agri-Marine Products Div.

Norihiro Shimizu
Chief Operating Officer, Development & Construction Div.

Masanori Sasaki
General Manager, Audit Dept.

Satoshi Adachi
Executive Corporate Officer for Kansai, Senior Operating Officer, Textile Div.

Yoshinori Kusagaya
Chief Operating Officer, Industrial Machinery & Information Business Div.

Michihiko Ota
Chief Operating Officer, Transportation Machinery Div.

Fumiya Kokubu
General Manager, Nagoya Branch

Hideyuki Yasue
General Manager, Legal Dept.

Toshinori Umezawa
Chief Operating Officer, Forest Products & General Merchandise Div.

(As of June 24, 2005)

Management Policies at Marubeni

COMPANY DOCTRINE

Taking up the spirits of **"Fairness, Innovation, Harmony,"** the Marubeni Group aims to proudly contribute to the economy and society though fair and upright corporate activities.

MANAGEMENT POLICY

Marubeni aims to be a resilient Group possessing the No. 1 Portfolio Unit in each industry.

Goals

- Attain a solid financial structure
- Achieve net income of at least ¥60 billion in the fiscal year ending March 31, 2006

BUSINESS STRATEGY

Marubeni practices sound and strong operations through implementation of a diversified business model strategy. Each of our models is based upon risk-return and cash flow management.

Corporate Data

FOUNDED

1858

INCORPORATED

December 1, 1949

PAID-IN CAPITAL

¥231,789,842,190

NUMBER OF SHAREHOLDERS

132,333

NUMBER OF SHARES ISSUED AND OUTSTANDING

1,569,521,081

NUMBER OF EMPLOYEES

3,586 (plus 1,658 overseas employees)

NUMBER OF DOMESTIC OFFICES*

14

NUMBER OF OVERSEAS BRANCHES & OFFICES AND OVERSEAS CORPORATE SUBSIDIARIES*

48 overseas branches & offices and 27 overseas corporate subsidiaries with 76 offices for a total of 124 offices in 74 countries

MAJOR STOCKHOLDERS

Japan Trustee Services Bank, Ltd. (Trust Account)
The Master Trust Bank of Japan, Ltd. (Trust Account)
The Chase Manhattan Bank N.A., London
Sompo Japan Insurance Inc.
Tokio Marine & Nichido Fire Insurance Co., Ltd.
Mizuho Corporate Bank, Ltd.
Meiji Yasuda Life Insurance Company
Nippon Life Insurance Company
State Street Bank and Trust Company 505103
Morgan Stanley and Company Inc.

STOCK LISTINGS

Sapporo, Tokyo, Nagoya, Osaka, Fukuoka

TRANSFER AGENT OF COMMON STOCK

Mizuho Trust & Banking Co., Ltd.

HOME PAGE ADDRESS

http://www.marubeni.com

FOR FURTHER INFORMATION, PLEASE CONTACT:

Corporate Communications Dept., Marubeni Corporation,
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan
Tel: 81-3-3282-2111 Fax: 81-3-3282-4241
E-mail: TOKB191@marubenicorp.com

(As of March 31, 2005, except * as of April 1, 2005)

Marubeni
CORPORATION

http://www.marubeni.com

PRINTED WITH SOY INK

This report was produced from recycled paper and soy ink.

Printed in Japan